      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1999


                                                      REGISTRATION NO. 333-76681
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             JUNIPER NETWORKS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               3661                              77-042528
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                              385 RAVENDALE DRIVE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 526-8000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                  SCOTT KRIENS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             JUNIPER NETWORKS, INC.
                              385 RAVENDALE DRIVE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 526-8000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                   LARRY W. SONSINI                                        NORA L. GIBSON
                 JUDITH MAYER O'BRIEN                                    TAMARA L. TOMPKINS
                    BRUCE MCNAMARA                                          ELISA S. LEE
                   W. BRIAN KINARD                                 BROBECK PHLEGER & HARRISON LLP
           WILSON SONSINI GOODRICH & ROSATI                                  ONE MARKET
               PROFESSIONAL CORPORATION                                  SPEAR STREET TOWER
                  650 PAGE MILL ROAD                              SAN FRANCISCO, CALIFORNIA 94105
           PALO ALTO, CALIFORNIA 94304-1050                                (415) 442-0900
                    (650) 493-9300


                            ------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                            ------------------------
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM
            TITLE OF EACH CLASS OF                 AMOUNT TO BE       OFFERING PRICE         AGGREGATE            AMOUNT OF
          SECURITIES TO BE REGISTERED              REGISTERED(1)       PER UNIT(2)         OFFERING PRICE    REGISTRATION FEE(3)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock ($.00001 par value)...............      5,520,000            $23.00            $126,960,000           $35,295
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------



(1) Includes 720,000 shares of common stock which the Underwriters have the option to purchase to cover over-allotments, if any.



(2) Estimated solely for the purpose determining the registration fee pursuant to Rule 457(a) promulgated under the Securities Act of 1933, as amended.



(3) $19,460 of this fee has been paid previously.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION. DATED JUNE 4, 1999.



                                4,800,000 Shares

                                 [Juniper logo]

                                  Common Stock


                             ----------------------


     This is an initial public offering of shares of common stock of Juniper Networks, Inc. Juniper Networks is offering 2,000,000 shares to be sold in this offering. The selling stockholders identified on page 61 of this prospectus are offering an additional 2,800,000 shares. Juniper Networks will not receive any of the proceeds from the sale of shares by the selling stockholders.



     Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $21.00 and $23.00. Application has been made for quotation of the common stock on the Nasdaq National Market under the symbol "JNPR".



     See "Risk Factors" beginning on page 6 to read about certain factors you should consider before buying shares of the common stock.


                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Share
                                                              ---------    Total
Initial public offering price...............................  $            $
Underwriting discount.......................................  $            $
Proceeds, before expenses, to Juniper Networks..............  $            $
Proceeds, before expenses, to the selling stockholders......  $            $


     The underwriters may, under certain circumstances, purchase up to an additional 98,071 shares from us and 621,929 shares from one of the selling stockholders at the initial public offering price less the underwriting discount.


                             ----------------------


     The underwriters expect to deliver the shares in New York, New York on or
about           , 1999.


GOLDMAN, SACHS & CO.
                 CREDIT SUISSE FIRST BOSTON

                                  BANCBOSTON ROBERTSON STEPHENS

                                                DAIN RAUSCHER WESSELS
                                                 A  DIVISION  OF  DAIN  RAUSCHER
                                                          INCORPORATED
                             ----------------------

                    Prospectus dated                , 1999.

                               [Inside Cover Art]

                               PROSPECTUS SUMMARY


     You should read the following summary together with the more detailed information regarding Juniper Networks, the common stock being sold in this offering and our consolidated financial statements, including the notes to those statements, appearing elsewhere in this prospectus. Unless otherwise indicated, this prospectus assumes:



- the conversion of our outstanding preferred stock into common stock upon the closing of this offering; and



- that the underwriters do not exercise the option granted by us and a selling stockholder to purchase additional shares in this offering.


                             JUNIPER NETWORKS, INC.


      We are a leading provider of Internet infrastructure solutions that enable Internet service providers and other telecommunications service providers (collectively, service providers) to meet the demands resulting from the rapid growth of the Internet. We deliver next generation Internet backbone routers that are specifically designed, or purpose-built, for service provider networks and offer our customers increased reliability, performance, scalability, interoperability and flexibility, and reduced complexity and cost compared to current alternatives. Our flagship product is the M40 Internet backbone router. The M40 combines the features of our JUNOS Internet Software, high performance application specific integrated circuits, or ASICs, based packet forwarding technology and Internet optimized architecture into a purpose-built solution for service providers. Unlike conventional routers, which were originally developed for enterprise applications and are increasingly inadequate for service provider use in public networks, our Internet backbone routers are specifically designed to accommodate the size and scope of the Internet.



      We sell our Internet backbone routers primarily through a direct sales force and an original equipment manufacturer. Our M40 Internet backbone router is currently used by several of the world's leading service providers, such as UUNet, an MCI WorldCom Company, Cable & Wireless USA, IBM Global Services (which has been acquired by AT&T Corp.), Frontier GlobalCenter Inc. and Verio Inc.


      We believe that the Internet will continue to grow at significant rates and will evolve into the next generation public network, superseding and expanding upon many of the functions provided by the traditional telephone network. This trend will drive the need for new Internet infrastructure equipment that can deliver the high levels of reliability and scalability needed in a public network. We believe we have developed the first commercially available Internet backbone routing platform specifically designed and built to meet these requirements. Ryan Hankin Kent, an industry research firm, estimates that the market for Internet backbone routers was $169 million in 1998 and is expected to increase to approximately $5.5 billion in 2003.

      Our objective is to become the primary supplier of high performance Internet backbone infrastructure equipment. The following are key elements of our strategy:


- leverage our early lead as supplier of purpose-built Internet infrastructure equipment;



- work closely with our key customers;



- increase our penetration in major service providers;



- leverage our early successes to rapidly penetrate new customers;



- expand our sales and distribution network;



- maintain and extend our technology leadership; and



- enable new IP-based services.

      Our principal executive offices are located at 385 Ravendale Drive, Mountain View, California 94043, and our telephone number is (650) 526-8000. Juniper Networks, the Juniper Networks logo and M40 are trademarks of Juniper Networks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. Information contained on our website, www.juniper.net, does not constitute part of the prospectus. We were incorporated in the State of California in February 1996. We reincorporated in the State of Delaware in March 1998.


                                  THE OFFERING


     The following information assumes that the underwriters do not exercise the option granted by us and the selling stockholders listed on page 61 under the caption "Principal and Selling Stockholders" to purchase additional shares in this offering. See "Underwriting."

                             ----------------------


Shares offered by Juniper Networks......................  2,000,000 shares
Shares offered by the selling stockholders..............  2,800,000 shares
Shares to be outstanding after the offering(1)..........  49,400,209 shares
Use of proceeds.........................................  For general corporate purposes, principally working capital and capital
                                                          expenditures.
Proposed Nasdaq National Market symbol..................  "JNPR"


---------------


(1) Based on shares outstanding as of March 31, 1999. It excludes:



     - 19,187,500 shares of common stock reserved for issuance under our Amended 1996 Stock Plan (including the 3,000,000 shares reserved for issuance on April 19, 1999), of which 4,291,564 shares were subject to outstanding options at a weighted average exercise price of $4.53 per share, and 4,813,669 shares were available for future grants;



     - 262,910 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.65 per share; and



     - 500,000 shares available for issuance under our 1999 Employee Stock Purchase Plan. See "Capitalization," "Management -- Incentive Stock Plans," "Description of Capital Stock" and Notes 5, 6 and 10 to the Consolidated Financial Statements.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                                 (IN THOUSANDS)

                                PERIOD FROM                                THREE MONTHS
                                 INCEPTION            YEAR ENDED              ENDED
                             (FEBRUARY 2, 1996)      DECEMBER 31,           MARCH 31,
                              TO DECEMBER 31,     -------------------   ------------------
                                    1996            1997       1998      1998       1999
                             ------------------   --------   --------   -------   --------
                                                                           (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net revenues...............       $    --         $     --   $  3,807   $    --   $ 10,044
Operating loss.............        (1,939)         (11,598)   (32,270)   (4,411)    (6,767)
Net loss...................        (1,799)         (10,363)   (30,971)   (3,905)    (6,675)


                                                                   MARCH 31, 1999
                                                              ------------------------
                                                                              AS
                                                              ACTUAL     ADJUSTED(1)
                                                              -------   --------------
                                                                    (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $49,449      $89,269
Working capital.............................................   41,756       81,576
Total assets................................................   67,125      106,945
Long-term obligations, less current portion.................    2,834        2,834
Stockholders' equity........................................   47,135       86,955


---------------


(1) The consolidated balance sheet data at March 31, 1999, as adjusted, gives effect to the sale of the shares at an assumed initial public offering price of $22.00, after deducting the underwriting discount and estimated offering expenses payable by us.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition and results of operations could be seriously harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment

     OUR FAILURE TO INCREASE OUR REVENUES WOULD SERIOUSLY HARM OUR BUSINESS


      We have incurred significant losses since inception and expect to continue to incur losses in the future. As of March 31, 1999, we had an accumulated deficit of $49.8 million. Although our net revenues have grown from zero in the quarter ended September 30, 1998 to $10.0 million in the quarter ended March 31, 1999, we cannot be certain that our revenues will continue to grow, or that we will achieve sufficient revenues to achieve profitability. We have large fixed expenses and we expect to continue to incur significant and increasing sales and marketing, product development and administrative expenses. As a result, we will need to generate significantly higher revenues to achieve and maintain profitability. Our failure to achieve and sustain profitability would seriously harm our business, financial condition and results of operations. See "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Consolidated Financial Statements and the Notes to the Consolidated Financial Statements for more information on our results of operations.


           OUR LIMITED OPERATING HISTORY MAKES FORECASTING DIFFICULT

      As a result of our limited operating history, it is difficult to accurately forecast our revenues and we have limited meaningful historical financial data upon which to base planned operating expenses. Specifically, we began operations in February 1996, introduced our M40 Internet backbone router product in September 1998 and began shipping the M40 in volume in October 1998. In addition, our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are and will continue to be fixed in the short-term. The revenue and income potential of our products and business are unproven and the market that we are addressing is rapidly evolving. If we do not achieve our expected revenues, our operating results will be below our expectations and the expectations of investors and market analysts, which could cause the price of our common stock to decline.

 THE M40 CURRENTLY IS OUR ONLY PRODUCT AND A SIGNIFICANT PORTION OF OUR FUTURE
                   REVENUE DEPENDS ON ITS COMMERCIAL SUCCESS

      Our future growth and a significant portion of our future revenue depends on the commercial success of our M40 Internet backbone router, which is the only product that we currently offer. Many customers who have purchased the M40 have not yet fully deployed the product in large network environments and may not choose to do so. Even if our customers do fully deploy our product, it may not operate as expected. Failure of the M40 to operate as expected could delay or prevent its adoption. If our target customers do not widely adopt, purchase and successfully deploy the M40, our revenues will not grow significantly and our business, financial condition and results of operations will be seriously harmed.

OUR SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP PRODUCTS AND PRODUCT ENHANCEMENTS
                      THAT WILL ACHIEVE MARKET ACCEPTANCE


      We cannot assure you that we will be able to develop new products or product enhancements in a timely manner, or at all. Any failure to develop new products or product enhancements will significantly harm our business and financial results. Even if we are able to develop and commercially introduce new products and enhancements, we cannot assure you that the new products or enhancements will achieve widespread market acceptance. Any failure of our future products to achieve market acceptance could harm our business and financial results.


THE LONG SALES AND IMPLEMENTATION CYCLES FOR THE M40, AS WELL AS OUR EXPECTATION
 THAT CUSTOMERS WILL SPORADICALLY PLACE LARGE ORDERS WITH SHORT LEAD TIMES MAY
   CAUSE REVENUES AND OPERATING RESULTS TO VARY SIGNIFICANTLY FROM QUARTER TO
                                    QUARTER



      A customer's decision to purchase the M40 involves a significant commitment of its resources and a lengthy evaluation and product qualification process. As a result, our sales cycle may be lengthy. Throughout the sales cycle, we often spend considerable time educating and providing information to prospective customers regarding the use and benefits of the M40. Even after making the decision to purchase the M40, our customers tend to deploy the M40 slowly and deliberately. Timing of deployment can vary widely and depends on the skill set of the customer, the size of the network deployment, the complexity of the customer's network environment and the degree of hardware and software configuration necessary to deploy the M40. Customers with large networks usually expand their networks in large increments on a periodic basis. Accordingly, we expect to receive purchase orders for significant dollar amounts on an irregular basis. Because of our limited operating history, we cannot predict these sales and development cycles. These long cycles, as well as our expectation that customers will tend to sporadically place large orders with short lead times, may cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter.


  WE HAVE A LIMITED NUMBER OF CUSTOMERS UPON WHOM WE RELY, AND ANY DECREASE IN
        REVENUE FROM THESE CUSTOMERS COULD HAVE AN ADVERSE EFFECT ON US

      We began recognizing revenues from sales of the M40 in the quarter ended December 31, 1998. A significant portion of our revenues to date have been recognized from a limited number of customers. Revenues from significant customers as a percentage of net revenues are as follows:


                                        THREE MONTHS
                        YEAR ENDED         ENDED
                       DEC. 31, 1998   MARCH 31, 1999
                       -------------   --------------
*UUNet...............       78%              40%
 Ericsson Business
  Networks AB........       22%               9%
*MCI WorldCom-
  vBNS...............       --               15%
 Verio...............       --               16%


---------------
* Subsidiaries of MCI WorldCom, each of which run separate networks and make separate purchasing decisions.

      We expect that the majority of our revenues will continue to depend on sales of the M40 to a small number of customers. Any downturn in the business of these customers or potential new customers could seriously harm our revenues and results of operations.


   IF THE INTERNET DOES NOT CONTINUE TO EXPAND AS A WIDESPREAD COMMUNICATIONS
           MEDIUM, DEMAND FOR OUR PRODUCTS MAY DECLINE SIGNIFICANTLY



      Our future success depends on the continued growth of the Internet as a widely used medium for commerce and communication. If the Internet does not continue to expand as a widespread communications medium and commercial marketplace, the growth of the market for Internet infrastructure equipment may not continue and the demand for our products could decline significantly.

      WE FACE INTENSE COMPETITION THAT COULD ADVERSELY AFFECT OUR BUSINESS


      Competition in the Internet infrastructure market is intense. The market has historically been dominated by Cisco Systems, Inc., with other companies such as Bay Networks, Inc. (now Nortel Networks Corporation) and Ascend Communications, Inc. (which has agreed to be acquired by Lucent Technologies Inc.) providing products to a smaller segment of the market. In addition, a number of private companies have announced plans for new products to address the same problems which our products address.


      Cisco traditionally has been the dominant supplier of solutions to this market. We believe this is the result of its early leadership position in the enterprise router market. As the Internet has grown rapidly, Cisco has leveraged this position and has developed a broad product line of routers which support all major local area and wide area interfaces. We believe that our ability to compete with Cisco depends upon our ability to demonstrate that our products are superior in meeting the needs of service providers and are extremely compatible with Cisco's current and future products. We cannot assure you that we will be able to compete successfully with Cisco.


      We expect that, over time, large companies with significant resources, technical expertise, market experience, customer relationships and broad product lines, such as Lucent and Nortel, will introduce new products which are designed to compete more effectively in this market. As a result, we expect to face increased competition in the future from larger companies with significantly more resources than we have.


      Many of our current and potential competitors, such as Cisco, Lucent and Nortel, have significantly broader product lines than we do and may bundle their products with other networking products in a manner that may discourage customers from purchasing the M40 Internet backbone router. Also, many of our current and potential competitors have greater name recognition and more extensive customer bases that could be leveraged. Increased competition could result in price reduction, fewer customer orders, reduced gross margins and loss of market share, any of which could seriously harm our operating results.

      There are also many small private companies which claim to have products with greater capabilities than the M40. We believe that there is likely to be consolidation in this industry with one or more of these smaller private companies being acquired by a large, established supplier of Internet infrastructure products. As a result, we expect to face increased competition in the future from larger companies with significantly more resources than we have.


      Several companies also provide solutions which can substitute for some uses of routers. For example, high bandwidth asynchronous transfer mode, or ATM, switches, are used in the core of certain major backbone service providers. ATM switches can carry a variety of traffic types, including voice, video and data, using fixed, 53 byte cells. Companies that use ATM switches are enhancing their products with new software technologies such as multi protocol label switching, or MPLS, which can potentially simplify the task of mixing routers and switches in the same network. These substitutes can reduce the need for large numbers of routers.


      If we face increased competition, our operating results may be seriously harmed.


 IF WE DO NOT EXPAND SUBSTANTIALLY OUR DIRECT AND INDIRECT SALES OPERATIONS IN ORDER TO INCREASE MARKET AWARENESS AND SALES OF OUR PRODUCTS, OUR BUSINESS COULD
                                   BE HARMED


      Our products and services require a sophisticated sales effort targeted at several key people within our prospective customers' organizations. This sales effort requires the efforts of select personnel as well as specialized system and consulting engineers. We have recently expanded our direct sales force and plan to hire additional qualified sales personnel and system and consulting engineers. Competition for these individuals is intense, and we might not be able to hire the kind and number of sales personnel and system and consulting engineers we need. In addition, we believe that our future success is dependent upon establishing successful relationships with a variety of distribution partners. We have entered into agreements with only a small number of distribution partners. In addition, some of our distribution partners also sell products that compete with the M40. We cannot be certain that we will be able to reach agreement with additional distribution partners on a timely basis or at all, or that our distribution partners will devote adequate resources to selling our products.


      If we are unable to expand our direct and indirect sales operations, we may not be able to increase market awareness or sales of our products, which would seriously harm our business.



IF WE DO NOT EXPAND SUBSTANTIALLY OUR CUSTOMER SERVICE AND SUPPORT ORGANIZATION,
               SALES OF OUR PRODUCTS MAY BE SIGNIFICANTLY REDUCED



      The complexity of our products and the difficulty of installing them require highly trained customer service and support personnel. We currently have a small customer service and support organization and will need to increase our staff to support new customers and the expanding needs of existing customers. Hiring customer service and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of the Internet. If we are unable to expand our customer service and support organization, we may not be able to increase sales of our products, which would seriously harm our business.



  WE ARE DEPENDENT ON SOLE SOURCE AND LIMITED SOURCE SUPPLIERS FOR SEVERAL KEY COMPONENTS, AND IF WE ARE UNABLE TO BUY THESE COMPONENTS ON A TIMELY BASIS, WE
              WILL NOT BE ABLE TO DELIVER THE M40 TO OUR CUSTOMERS



      We currently purchase several key components, including ASICs and power supplies, from single or limited sources. We worked with IBM for over two years to develop several of our key proprietary application specific integrated circuits, or ASICs, which are custom designed integrated circuits built to perform a specific function more rapidly than a general purpose microprocessor. IBM is currently our sole source supplier of these ASICs. These ASICs are very complex and we may not be able to develop an alternate source to IBM in a timely manner, which could hurt our ability to deliver the M40 to our customers. We also purchase power supplies from a single source and purchase other custom components from other sole or limited sources. If we are unable to buy these components on a timely basis, we will not be able to deliver the M40 to our customers, which would seriously harm our business.



 WE CURRENTLY DEPEND ON ONE CONTRACT MANUFACTURER, AND IF WE HAVE TO QUALIFY A
             NEW CONTRACT MANUFACTURER, OUR BUSINESS MAY BE HARMED



      Solectron, a third party manufacturer for numerous companies, manufactures the M40 at its Milpitas, California facility on a purchase order basis and is our sole manufacturer. We currently do not have a long-term supply contract with Solectron.



      Qualifying a new contract manufacturer and commencing volume production is expensive and time consuming. If we are required or choose to change contract manufacturers, we may lose revenue and damage our customer relationships.



IF WE FAIL TO ACCURATELY PREDICT OUR MANUFACTURING REQUIREMENTS, WE COULD INCUR
              ADDITIONAL COSTS OR EXPERIENCE MANUFACTURING DELAYS



      Because we currently do not have a long-term supply contract with Solectron, they are not obligated to supply products to us for any specific period, in any specific quantity or at any certain price, except as may be provided in a particular purchase order. We provide forecasts of our demand to Solectron up to six months prior to scheduled delivery of products to our customers. If we overestimate our requirements, Solectron may have excess inventory, which would increase our costs. If we underestimate our requirements, Solectron may have an inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. We also may experience shortages of certain components from time to time, which also could delay the manufacturing of our products.



     WE DEPEND UPON SOLECTRON TO MANUFACTURE OUR PRODUCTS ON A TIMELY BASIS


      We plan to regularly introduce new products and product enhancements, which will require that we coordinate our efforts with those of our suppliers and Solectron to rapidly achieve volume production. If we should fail to effectively manage our relationship with Solectron, or if Solectron experiences delays, disruptions or quality control problems in its manufacturing operations, our ability to ship products to our customers could be delayed.


  THE UNPREDICTABILITY AND SEASONALITY OF OUR QUARTERLY RESULTS MAY ADVERSELY
                  AFFECT THE TRADING PRICE OF OUR COMMON STOCK


      Our revenues and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. The primary factors that may affect us include the following:

- demand for the M40;

- the timing of sales of the M40;

- the timing of recognizing revenue and deferred revenue;

- new product introductions by our competitors;

- changes in our pricing policies or the pricing policies of our competitors;

- our ability to develop, introduce and ship new products and product enhancements that meet customer requirements in a timely manner;

- our ability to obtain sufficient supplies of the sole or limited source components, including ASICs and power supplies for the M40;

- increases in the prices of the components we purchase;

- our ability to attain and maintain production volumes and quality levels for the M40;

- decisions by end-users to reallocate their information resources to other purposes, including year 2000 preparedness;

- Internet growth and demand for Internet infrastructure;

- prototype expenses;

- costs related to acquisitions of technology or businesses; and

- general economic conditions as well as those specific to the Internet and related industries.

      In addition, we are dependent on decisions by customers to build their Internet infrastructure, which decisions are in turn dependent upon the success and expected demand for the services offered by those customers. Furthermore, the long sales and implementation cycles for the M40, as well as the degree to which customers will sporadically place large orders with short lead times, may cause revenues and operating results to vary significantly from quarter to quarter.

      We also expect to experience seasonality in our operating results. We expect the growth rate in our sales to be adversely affected in the third quarter due to a slowdown in sales in Europe and other foreign areas during the summer months. In addition, we expect the growth rate in our sales in the first quarter to be adversely affected due to our customers' budgeting cycles.

      We plan to increase significantly our operating expenses to fund greater levels of research and development, expand our sales and marketing operations, broaden our customer support capabilities and develop new distribution channels. We also plan to expand our general and administrative functions to address the increased reporting and other administrative demands, which will result from this offering and the increasing size of our business. Our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are, and will continue to be, fixed in the short term. As a result, a delay in generating or recognizing revenue for the reasons set forth above, or for any other reason, could cause significant variations in our operating results from quarter to quarter and could result in substantial operating losses.

      Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall.

IF OUR PRODUCTS DO NOT INTEROPERATE WITH OUR CUSTOMERS' NETWORKS, INSTALLATIONS
  WILL BE DELAYED OR CANCELLED AND COULD RESULT IN SUBSTANTIAL PRODUCT RETURNS
                         WHICH COULD HARM OUR BUSINESS

      Our products are designed to interface with our customers' existing networks, each of which have different specifications and utilize multiple protocol standards. Many of our customers' networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products must interoperate with all of the products within these networks as well as future products in order to meet our customers' requirements. If we find errors in the existing software used in our customers' networks, we must modify our JUNOS Internet Software to fix or overcome these errors so that our products will interoperate and scale with the existing software and hardware. If our products do not interoperate with those of our customers' networks, installations could be delayed, orders for our products could be cancelled or our products could be returned. This would also seriously harm our reputation, which could seriously harm our business and prospects.


BECAUSE OUR PRODUCTS ARE COMPLEX AND ARE DEPLOYED IN COMPLEX ENVIRONMENTS, THEY MAY HAVE ERRORS OR DEFECTS THAT WE FIND ONLY AFTER FULL DEPLOYMENT, WHICH COULD
                          SERIOUSLY HARM OUR BUSINESS


      The M40, including our JUNOS Internet Software, is a highly complex product. In addition, the M40 is designed to be deployed in very large and complex networks. Although we have thoroughly tested the M40, because of the nature of the product, it can only be fully tested when deployed in very large networks with high amounts of traffic. To date, customers have only deployed the M40 on a limited basis. Consequently, our customers may discover errors or defects in the hardware or the software after it has been fully deployed. If we are unable to fix errors or other problems that may be identified in full deployment, we could experience:

- loss of or delay in revenues and loss of market share;

- loss of customers;

- failure to achieve market acceptance;

- diversion of development resources;

- increased service and warranty costs;

- legal actions by our customers; and

- increased insurance costs.


CUSTOMER PRODUCT LIABILITY CLAIMS BASED ON ERRORS IN OUR SOFTWARE OR MISTAKES IN
      PERFORMING OUR SERVICES COULD RESULT IN COSTLY LITIGATION AGAINST US


      We may be subject to claims based on errors in our software or mistakes in performing our services, including claims relating to damages to our customers' internal systems. Our contracts with our customers generally contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. We believe our product liability insurance is adequate to cover potential product liability claims. However, a product liability claim, whether successful or not, could harm our business.


  PROBLEMS ARISING FROM USE OF OUR PRODUCTS IN CONJUNCTION WITH OTHER VENDORS'
      PRODUCTS COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION



      Service providers typically use our products in conjunction with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems.


OUR PRODUCTS ARE NEW AND FACE RAPID TECHNOLOGICAL CHANGES AND EVOLVING STANDARDS
   AND IF WE DO NOT RESPOND IN A TIMELY MANNER, OUR BUSINESS COULD BE HARMED

      The Internet infrastructure market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. In developing our products, we have made, and will continue to make, assumptions with respect to which standards will be adopted by our customers and competitors. If the standards adopted are different from those which we have chosen to support, market acceptance of our products may be significantly reduced or delayed and our business will be seriously harmed. In addition, the introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete.


      In addition, in order to introduce products embodying new technologies and new industry standards, we must be able to gain access to the latest technologies of our suppliers such as IBM. Any failure to gain access to the latest technologies could harm our business and operating results.



 OUR FAILURE TO ESTABLISH AND MAINTAIN KEY CUSTOMER RELATIONSHIPS MAY RESULT IN DELAYS IN INTRODUCING NEW PRODUCTS OR CAUSE CUSTOMER TO FOREGO PURCHASING OUR
                                    PRODUCTS



      Our future success will also depend upon our ability to develop and manage key customer relationships in order to introduce a variety of new products and product enhancements that address the increasingly sophisticated needs of our customers. Our failure to establish and maintain these customer relationships may adversely affect our ability to develop new products and product enhancements. In addition, we may experience delays in releasing new products and product enhancements in the future. Material delays in introducing new products and enhancements or our inability to introduce competitive new products may cause customers to forego purchases of our products and purchase those of our competitors, which could seriously harm our business.



 IF WE FAIL TO MANAGE EXPANSION EFFECTIVELY, OUR BUSINESS, FINANCIAL CONDITION
                    AND PROSPECTS COULD BE SERIOUSLY HARMED


      Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We continue to increase the scope of our operations domestically and internationally and have grown our headcount substantially. At December 31, 1997, we had a total of 80 employees and at March 31, 1999, we had a total of 190 employees. In addition, we plan to continue to hire a significant number of employees this year. This growth has placed, and our anticipated growth in future operations will continue to place, a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures, and will need to continue to expand, train and manage our work force worldwide. Furthermore, we expect that we will be required to manage multiple relationships with various customers and other third parties.


 IF WE FAIL TO LEASE ADEQUATE ADDITIONAL SPACE, OUR BUSINESS COULD BE SERIOUSLY
                                     HARMED



      In June 1997, we entered into a sublease for 33,000 square feet of office space in Mountain View, California, which expires December 31, 2001. In July 1998, we entered into a sublease for 27,000 square feet of office space in Mountain View, California, which expires June 2000. We believe, however, that by the end of 1999, we will need additional space to accommodate our growth. The commercial real estate market in the San Francisco Bay area is volatile and unpredictable in terms of available space, rental fees, occupancy rates and preferred locations. If we fail to lease a substantial amount of new space on reasonable terms, our ability to expand our business may be adversely affected or our operating results could be seriously harmed.



 WE DEPEND ON OUR KEY PERSONNEL TO MANAGE OUR BUSINESS EFFECTIVELY IN A RAPIDLY CHANGING MARKET AND IF WE ARE UNABLE TO HIRE ADDITIONAL PERSONNEL, OUR ABILITY
                      TO SELL OUR PRODUCTS COULD BE HARMED


      Our future success depends upon the continued services of our executive officers and other key engineering, sales, marketing and support personnel. None of our officers or key employees is bound by an employment agreement for any specific term. Nor do we have "key person" life insurance policies covering any of our employees.


      We also intend to hire a significant number of engineering, sales, marketing and support personnel in the future and we believe our success depends, in large part, upon our ability to attract and retain these key employees. Competition for these persons is intense, especially in the San Francisco Bay area. In particular, we have experienced difficulty in hiring qualified ASIC, software, system and test and customer support engineers and there can be no assurance that we will be successful in attracting and retaining these individuals. The loss of the services of any of our key employees, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of and negatively impact our ability to sell our products.



IF WE BECOME SUBJECT TO UNFAIR HIRING CLAIMS WE COULD INCUR SUBSTANTIAL COSTS IN
                              DEFENDING OURSELVES



      Companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We have received claims of this kind in the past and we cannot assure you that we will not receive claims of this kind in the future as we seek to hire qualified personnel or that those claims will not result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.



    OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE ARE UNABLE TO PROTECT OUR
            INTELLECTUAL PROPERTY RIGHTS FROM THIRD-PARTY CHALLENGES


      We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

 NECESSARY LICENSES OF THIRD-PARTY TECHNOLOGY MAY NOT BE AVAILABLE TO US OR MAY
                               BE VERY EXPENSIVE


      From time to time we may be required to license technology from third parties to develop new products or product enhancements. We cannot assure you that third party licenses will be available to us on commercially reasonable terms, if at all. The inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost which could seriously harm our business, financial condition and results of operations.


  WE COULD BECOME SUBJECT TO LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS
                    WHICH COULD SERIOUSLY HARM OUR BUSINESS


      In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Although we have never been involved in any intellectual property litigation, we may be a party to litigation in the future to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop selling, incorporating or using our products that use the challenged intellectual property;

- obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

- redesign those products that use such technology.


      If we are forced to take any of the foregoing actions, our business may be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. For more information concerning our intellectual property rights, see "Business -- Intellectual Property."


 WE FACE RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS THAT COULD HARM OUR
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      We market and sell our products in the United States and internationally. We have established an office in England to market and sell our products in Europe and are in the process of establishing a presence in Asia.

      We intend to substantially expand our international operations and enter new international markets. This expansion will require significant management attention and financial resources to successfully develop direct and indirect international sales and support channels. We may not be able to maintain or increase international market demand for the M40.

      We currently have limited experience in marketing and distributing our products internationally and in developing versions of our products that comply with local standards. In addition, international operations are subject to other inherent risks, including:

- greater difficulty in accounts receivable collection and longer collection periods;

- difficulties and costs of staffing and managing foreign operations;

- the impact of recessions in economies outside the United States;

- unexpected changes in regulatory requirements;

- certification requirements;

- reduced protection for intellectual property rights in some countries;

- potentially adverse tax consequences; and

- political and economic instability.


      Our international revenues have been less than $2,000,000 to date and are generally denominated in U.S. dollars.

Consequently, we do not currently engage in currency hedging activities. However, a portion of our international revenues may be denominated in foreign currencies in the future.

                       WE FACE A NUMBER OF UNKNOWN RISKS
                       ASSOCIATED WITH YEAR 2000 PROBLEMS

      The year 2000 computer problem refers to the potential for system and processing failures of date-related data as a result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date represented as "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.


      We have designed the M40 for use in the year 2000 and beyond and believe it is year 2000 compliant. However, our products are generally integrated into larger networks involving sophisticated hardware and software products supplied by other vendors. Each of our customers' networks involves different combinations of third party products. We cannot evaluate whether all of their products are year 2000 compliant. We may face claims based on year 2000 problems in other companies' products or based on issues arising from the integration of multiple products within the overall network. Although no claims of this kind have been made, we may in the future be required to defend our products in legal proceedings which could be expensive regardless of the merits of these claims.


      If our suppliers, vendors, major distributors, partners, customers and service providers fail to correct their year 2000 problems, these failures could result in an interruption in, or a failure of, our normal business activities or operations. If a year 2000 problem occurs, it may be difficult to determine which party's products have caused the problem. These failures could interrupt our operations and damage our relationships with our customers. Due to the general uncertainty inherent in the year 2000 problem resulting from the readiness of third-party suppliers and vendors, we are unable to determine at this time whether year 2000 failures could harm our business and our financial results.

      Our customers' purchasing plans could be affected by year 2000 issues if they need to expend significant resources to fix their existing systems to become year 2000 compliant. This situation may reduce funds available to purchase our products. In addition, some customers may wait to purchase our products until after the year 2000, which may reduce our revenue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance."


   ANY ACQUISITIONS WE MAKE COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL
                                   CONDITION


      We intend to make investments in complementary companies, products or technologies. While we have no current agreements or negotiations underway, we may buy businesses, products or technologies in the future. In the event of any future purchases, we could:

- issue stock that would dilute our current stockholders' percentage ownership;

- incur debt;

- assume liabilities;

- incur amortization expenses related to goodwill and other intangible assets;
  or

- incur large and immediate write-offs.

      These purchases also involve numerous risks, including:

- problems combining the purchased operations, technologies or products;

- unanticipated costs;

- diversion of management's attention from our core business;

- adverse effects on existing business relationships with suppliers and customers;

- risks associated with entering markets in which we have no or limited prior experience; and

- potential loss of key employees, particularly those of the purchased organizations.

      We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future.


MANAGEMENT MAY APPLY THE PROCEEDS OF THIS OFFERING TO USES THAT DO NOT INCREASE
                          OUR PROFITS OR MARKET VALUE



      Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our profitability or our market value. Pending application of the proceeds, they may be placed in investments that do not produce income or that lose value. See "How We Intend to Use the Proceeds From This Offering."



THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK AND A PUBLIC MARKET FOR OUR
                   SECURITIES MAY NOT DEVELOP OR BE SUSTAINED


      Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering, and the market price might fall below the initial public offering price. The initial public offering price may bear no relationship to the price at which the common stock will trade upon completion of this offering. The initial public offering price will be determined based on negotiations between us and the representatives of the underwriters, based on factors that may not be indicative of future market performance. See "Underwriting."

 INSIDERS WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER JUNIPER NETWORKS AFTER
     THIS OFFERING AND COULD DELAY OR PREVENT A CHANGE IN CORPORATE CONTROL


      We anticipate that the executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately 43.6% of our outstanding common stock following the completion of this offering. These stockholders, if acting together, would be able to influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. See "Principal and Selling Stockholders."



 PROVISIONS OF OUR CHARTER DOCUMENTS MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD
                        PREVENT A CHANGE IN OUR CONTROL



      Provisions of our amended and restated certificate of incorporation, bylaws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock."



   THERE MAY BE SALES OF A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK AFTER THIS
               OFFERING THAT COULD CAUSE OUR STOCK PRICE TO FALL


      Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. See "Shares Eligible for Future Sale."


  WE EXPECT TO EXPERIENCE VOLATILITY IN OUR SHARE PRICE WHICH COULD NEGATIVELY
                             AFFECT YOUR INVESTMENT


      The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

- quarterly variations in operating results;

- changes in financial estimates by securities analysts;

- changes in market valuations of Internet related companies;

- announcements by us or our competitors of new products or of significant acquisitions, strategic partnerships or joint ventures;

- any loss of a major customer;

- additions or departures of key personnel;

- any deviations in net revenues or in losses from levels expected by securities analysts;

- future sales of common stock; and


- volume fluctuations, which are particularly common among highly volatile securities of Internet related companies.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of Internet use. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described in the preceding pages and elsewhere in this prospectus.

              HOW WE INTEND TO USE THE PROCEEDS FROM THIS OFFERING


      Our net proceeds from the sale of the 2,000,000 shares of common stock offered by us are estimated to be $39.8 million at an assumed initial public offering price of $22.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us (approximately $1.1 million).



      Our principal purposes for engaging in this offering are to:



- increase our equity capital;



- create a public market for our common stock;



- facilitate future access by us to public equity markets; and



- provide increased visibility of Juniper Networks in a marketplace where our principal competitors are publicly-held companies.



      We expect to use the net proceeds from this offering for working capital and general corporate purposes. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses; however, we currently have no plans, commitments or agreements nor are we involved in any negotiations with respect to any such transactions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities. We will not receive any proceeds from the sale of the shares being sold by the selling stockholders. See "Principal and Selling Stockholders."


                                DIVIDEND POLICY

      We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our lease lines prohibit the payment of dividends without prior approval.

                                 CAPITALIZATION


      The following table sets forth (1) our actual capitalization as of March 31, 1999, and (2) our capitalization as adjusted to give effect to the sale of 2,000,000 shares of common stock at an assumed initial public offering price of $22.00 per share (less the underwriting discount and estimated offering expenses payable by us). You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.



                                                                    MARCH 31, 1999
                                                           ---------------------------------
                                                                ACTUAL          AS ADJUSTED
                                                           -----------------    ------------
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term obligations, net of current portion............      $  2,834           $  2,834
Stockholders' equity:
  Convertible preferred stock, $0.00001 par value,
     14,039,059 shares authorized actual (10,000,000 as
     adjusted); 13,796,904 shares issued and outstanding
     actual (none as adjusted)...........................             *                 --
  Common stock, $0.00001 par value, 71,000,000 shares
     authorized actual (200,000,000 as adjusted);
     21,265,387 shares issued and outstanding actual;
     49,400,209 shares issued and outstanding as
     adjusted(1).........................................             *                  *
  Additional paid-in capital.............................       102,305            142,125
  Deferred stock compensation............................        (5,362)            (5,362)
  Accumulated deficit....................................       (49,808)           (49,808)
                                                               --------           --------
     Total stockholders' equity..........................        47,135             86,955
                                                               --------           --------
          Total capitalization...........................      $ 49,969           $ 89,789
                                                               ========           ========


---------------

(1) Based on shares outstanding as of March 31, 1999. It excludes (A) 19,187,500 shares of common stock reserved for issuance under our Amended 1996 Stock Plan (including the 3,000,000 shares reserved for issuance on April 19, 1999), of which 4,291,564 shares were subject to outstanding options at a weighted average exercise price of $4.53 per share and 4,813,669 shares available for future grants, (B) 262,910 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.65 per share; and (C) 500,000 shares available for issuance under our 1999 Employee Stock Purchase Plan. See "Capitalization,"
    "Management -- Incentive Stock Plans," "Description of Capital Stock" and Notes 5, 6 and 10 to the Consolidated Financial Statements.


 *  Less than $1,000

                                    DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value (total assets less tangible assets and total liabilities) by the number of outstanding shares of common stock.


      Our pro forma net tangible book value at March 31, 1999, was $47.1 million, or $0.99 per share, based on 47,400,209 shares of our common stock outstanding after giving effect to the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering.



      After giving effect to the sale of the 2,000,000 shares of common stock by us at an assumed initial public offering price of $22.00 per share (less the underwriting discount and estimated offering expenses payable by us), our pro forma net tangible book value at March 31, 1999, would be $87.0 million, or $1.76 per share. This represents an immediate increase in the pro forma net tangible book value of $0.77 per share to existing stockholders and an immediate dilution of $20.24 per share to new investors, or approximately 92.0% of the assumed offering price of 22.00 per share.


      The following table illustrates this per share dilution:


Assumed initial public offering price per share.............           $   22.00
  Pro forma net tangible book value per share at March 31,
     1999...................................................  $0.99
  Increase per share attributable to new investors..........   0.77
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................                1.76
                                                                       ------
Dilution per share to new investors.........................           $   20.24
                                                                       ======


                           -------------------------


      The following table shows on a pro forma basis at March 31, 1999, after giving effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 26,134,822 shares of common stock upon the closing of this offering, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering:



                             SHARES PURCHASED          TOTAL CONSIDERATION
                          -----------------------   -------------------------   AVERAGE PRICE
                            NUMBER     PERCENTAGE      AMOUNT      PERCENTAGE     PER SHARE
                          ----------   ----------   ------------   ----------   -------------
Existing
  stockholders(1)(2)..    47,400,209      96.0%     $ 94,463,911      68.2%        $ 1.99
New investors(2)......     2,000,000       4.0        44,000,000      31.8          22.00
                          ----------     -----      ------------     -----
  Total(1)............    49,400,209     100.0%     $138,463,911     100.0%
                          ==========     =====      ============     =====


---------------

(1) The above information is based on shares outstanding as of March 31, 1999. It excludes (A) 19,187,500 shares of common stock reserved for issuance under our Amended 1996 Stock Plan (including the 3,000,000 additional shares reserved for issuance on April 19, 1999), of which 4,291,564 shares were subject to outstanding options at a weighted average exercise price of $4.53 per share and 4,813,669 shares were available for future grants , (B) 262,910 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.65 per share; and (C) 500,000 shares available for issuance under our 1999 Employee Stock Purchase Plan. See "Capitalization,"

    "Management -- Incentive Stock Plans," "Description of Capital Stock" and Notes 5, 6 and 10 to the Consolidated Financial Statements.


(2) Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to 44,600,209 shares or 90.3% of the shares to be outstanding after this offering and the number of shares held by new investors will be increased to 4,800,000 shares, or 9.7% of the number of shares to be outstanding after this offering. If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by existing stockholders will be further reduced to 43,978,278 shares, or 88.8% of the number of shares to be outstanding after this offering and the number of shares held by new investors will be increased to 5,520,000 shares, or 11.2% of the number of shares to be outstanding after this offering. See "Principal and Selling Stockholders."

                      SELECTED CONSOLIDATED FINANCIAL DATA


      The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statement of operations data set forth below for the period from February 2, 1996 (inception) to December 31, 1996, and for the fiscal years ended December 31, 1997 and 1998, and the consolidated balance sheet data as of December 31, 1997 and 1998 have been derived from the audited consolidated financial statements of Juniper Networks, Inc. included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, Independent Auditors. The consolidated balance sheet data at December 31, 1996 are derived from unaudited consolidated financial statements that are not included in this prospectus. The consolidated statement of operations data for the three-month periods ended March 31, 1998 and 1999, and the consolidated balance sheet data as of March 31, 1999, are unaudited. In the opinion of management, all necessary adjustments (consisting only of normal recurring adjustments) have been included to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and the notes thereto appearing elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                          PERIOD FROM
                                                           INCEPTION
                                                          (FEBRUARY 2,                           THREE MONTHS
                                                            1996) TO         YEAR ENDED              ENDED
                                                          DECEMBER 31,      DECEMBER 31,           MARCH 31,
                                                          ------------   -------------------   -----------------
                                                              1996         1997       1998      1998      1999
                                                          ------------   --------   --------   -------   -------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues............................................    $    --      $     --   $  3,807   $    --   $10,044
Cost of revenues........................................         --            --      4,416        39     6,347
                                                            -------      --------   --------   -------   -------
Gross profit (loss).....................................         --            --       (609)      (39)    3,697
Operating expenses:
  Research and development..............................      1,850         9,406     23,987     3,497     6,181
  Sales and marketing...................................         --         1,149      4,216       519     2,603
  General and administrative............................         89         1,043      2,223       335       776
  Amortization of deferred stock compensation...........         --            --      1,235        21       904
                                                            -------      --------   --------   -------   -------
    Total operating expenses............................      1,939        11,598     31,661     4,372    10,464
                                                            -------      --------   --------   -------   -------
Operating loss..........................................     (1,939)      (11,598)   (32,270)   (4,411)   (6,767)
Interest income (expense), net..........................        140         1,235      1,299       506        92
                                                            -------      --------   --------   -------   -------
Net loss................................................    $(1,799)     $(10,363)  $(30,971)  $(3,905)  $(6,675)
                                                            =======      ========   ========   =======   =======
Basic and diluted net loss per share(1).................    $ (0.46)     $  (1.21)  $  (2.39)  $ (0.36)  $ (0.45)
                                                            =======      ========   ========   =======   =======
Shares used in computing basic and diluted net loss per
  share(1)..............................................      3,958         8,591     12,957    10,872    14,990
                                                            =======      ========   ========   =======   =======
Pro forma basic and diluted net loss per share
  (unaudited)(1)........................................                            $  (0.84)            $ (0.17)
                                                                                    ========             =======
Shares used in computing pro forma basic and diluted net
  loss per share (unaudited)(1).........................                              37,070              39,373
                                                                                    ========             =======

CONSOLIDATED BALANCE SHEET DATA (AT PERIOD END):
Cash, cash equivalents and short-term investments.......    $ 9,468      $ 46,227   $ 20,098     $49,449
Working capital.........................................      9,315        44,691     14,432      41,756
Total assets............................................     10,388        50,210     36,671      67,125
Long-term obligations, less current portion.............        408         2,083      5,204       2,834
Stockholders' equity....................................      9,728        46,048     17,065      47,135


---------------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the shares used to compute net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including the risks discussed in "Risk Factors" and elsewhere in this prospectus.


                                    OVERVIEW


      We are a leading provider of Internet infrastructure solutions that enable Internet service providers and other telecommunications service providers, or, collectively, service providers, to meet the demands resulting from the rapid growth of the Internet. We deliver next generation Internet backbone routers that are specifically designed, or purpose-built, for service provider networks and offer our customers increased reliability, performance, scalability, interoperability and flexibility, and reduced complexity and cost compared to current alternatives. Our flagship product is the M40 Internet backbone router. The M40 combines the features of our JUNOS Internet Software, high performance ASIC-based packet forwarding technology and Internet optimized architecture into a purpose-built solution for service providers.



      In September 1998, after extensive field testing of our JUNOS Internet Software, we began shipping our first product, the M40 Internet backbone router, with volume shipments beginning in October 1998. We currently sell through our direct sales force to major service providers in North America. In addition, we distribute through value added resellers system integrators and resellers to smaller customers in North America and to international customers. Distribution and support is also provided by our strategic original equipment manufacturer relationship with Ericsson.



      From our inception in February 1996 through September 1998, our operating activities were primarily devoted to increasing our research and development capabilities, designing our ASICs, developing our software, developing and testing the M40 and developing other products. We also staffed our administrative, marketing and sales organizations and implemented strategic relationships. Since our inception, we have incurred significant losses, and as of March 31, 1999, we had an accumulated deficit of $49.8 million. We have not achieved profitability on a quarterly or annual basis, and anticipate that we will incur net losses for at least the next several quarters. We expect to incur significant sales and marketing, research and development and general and administrative expenses and, as a result, we will need to generate significantly higher revenues to achieve and maintain profitability.


      Our revenues currently are derived from sales of one product, the M40. While we are developing and plan to introduce future products, there can be no assurance that we will be successful in these efforts. To date, we have generated a substantial portion of our revenues from a limited number of customers, with three customers accounting for 71% of our net revenues in the three months ended March 31, 1999. While we are seeking to diversify our customer base, there can be no assurance that these efforts will be successful.


      To date, most of our direct sales have been in North America, and our international sales have been through our strategic original equipment manufacturer relationship with Ericsson. However, we have recently launched sales and marketing efforts internationally, initially focused on Europe and Asia.


      We expect that a significant portion of our future revenues will continue to come from sales of the M40 to a small number of customers. We have focused our initial sales and marketing efforts primarily on the world's leading service providers. We expect to receive a large portion of our revenues from these initial customers until we can sufficiently penetrate additional accounts.


      Because the market for Internet backbone routers is new and evolving, the volume and timing of orders are difficult to predict. A customer's decision to purchase the M40 typically involves a significant commitment of their resources and a lengthy evaluation and product qualification process. This initial evaluation and product qualification process typically takes several months and includes:



- technical evaluation;



- integration;



- testing;



- network planning; and


- implementation into the network.

      Even after making the decision to purchase the M40, our customers tend to deploy the M40 slowly and deliberately. Timing of deployment can vary widely and depends on the skill set of the customer, the size of the network deployment, the complexity of the customer's network environment and the degree of hardware and software configuration necessary to deploy the M40. Customers with large networks usually expand their networks in large increments on a periodic basis. Accordingly, we expect to receive purchase orders for significant dollar amounts on an irregular basis. Because of our limited operating history, we cannot predict these sales and development cycles. Long sales and implementation cycles for the M40, as well as the expectation that customers will tend to sporadically place large orders with short lead times, may cause revenues and operating results to vary significantly and unexpectedly from quarter to quarter.

      We recognize product revenue at the time of shipment, unless we have future obligations for installation or have to obtain customer acceptance, in which case revenue is deferred until these obligations are met. Revenue from service obligations is deferred and recognized on a straight-line basis over the contractual period. Amounts billed in excess of revenue recognized are included as deferred revenue in the accompanying consolidated balance sheets. At March 31, 1999, a total of $7.9 million of revenue was deferred. It is currently expected that this deferred revenue will be recognized in 1999. The amount of estimated product returns is provided for in the period of the sale. We provide a reserve for warranty returns based on our warranty history. Historically, selling prices in the Internet infrastructure equipment market have been relatively stable. However, as competitors launch new products, this pricing trend may change.

      Our gross margins will primarily be affected by the following factors:

- demand for our products and services;

- new product introductions both by us and by our competitors;

- changes in our pricing policies and those of our competitors;

- the mix of interfaces sold;

- the mix of products and services sold;

- the mix of sales channels through which our products and services are sold;

- the mix of domestic and international sales; and

- the volume manufacturing pricing we are able to attain from our partner for outsourced manufacturing.

      We have outsourced our manufacturing, our repair operations and the majority of our supply chain management operations. Accordingly, a significant portion of our cost of revenues consists of payments to Solectron, our contract manufacturer. Solectron manufactures our products using quality assurance programs and standards which we established. Manufacturing engineering and documentation control are conducted at our facility in Mountain View, California.


      Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers, non-recurring engineering charges and prototype costs related to the design, development, testing and enhancement of our ASICs and software and system development. We expense our research and development costs as they are incurred. Several components of our research and development effort require significant expenditures, the timing of which can cause significant quarterly variability in our expenses. The number of prototypes required to build and test a complex product such as the M40 is large and this building and testing process occurs over a short period of time. Our ASIC development requires an upfront payment of non-recurring engineering charges, regardless of whether the integrated circuit works, and a per unit cost payable as ASICs are purchased. With several large ASICs in our architecture, we will incur large non-recurring engineering and prototype expenses with every enhancement of the M40 and any new product development. We are devoting substantial resources to the continued development of new products. We believe that research and development is critical to our strategic product development objectives and that to leverage our leading technology and meet the changing requirements of our customers, we will need to fund investments in several development projects in parallel. As a result, we expect our research and development expenses to increase in absolute dollars in the future.



      Selling and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and customer engineering support functions, as well as costs associated with promotional and other marketing expenses. We intend to expand our direct and indirect sales operations substantially, both domestically and internationally, in order to increase market awareness of our products. We expect that sales and marketing expenses will increase substantially in absolute dollars over the next year as we hire additional sales and marketing personnel, initiate additional marketing programs to support the M40 and establish sales offices in additional domestic and international locations. In addition, we believe our future success is dependent upon establishing successful relationships with a variety of distribution partners. To date, we have entered into agreements with only a small number of distribution partners. To be successful, we must reach agreement with additional distribution partners in several countries. Similarly, the complexity of our Internet backbone routers and the difficulty of installing them require highly trained customer service and support personnel. We expect to significantly expand our customer service and support organization to meet these requirements. We believe that continued investment in sales and marketing is critical to our success and expect these expenses to increase in absolute dollars in the future.


      General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting, facilities, human resources personnel, recruiting expenses, professional fees and other corporate expenses. We expect general and administrative expenses to increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business and our operation as a public company.


      In connection with the grant of certain stock options to employees during 1998 and the three months ended March 31, 1999, we recorded deferred compensation of $6.4 million and $1.1 million, respectively, representing the difference between the deemed value of the common stock for accounting purposes and the exercise price of these options at the date of grant. Deferred compensation is presented as a reduction of stockholders' equity and is amortized over the vesting period of the applicable options. We expensed $1.2 million of deferred compensation during the year ended December 31, 1998, and $904,000 of deferred compensation during the three months ended March 31, 1999. This compensation expense relates to stock options awarded to individuals in all operating expense categories. See Note 6 of our consolidated financial statements.


      As of December 31, 1998, we had $34.0 million of federal net operating loss carryforwards and $33.0 million of state net operating loss carryforwards for tax reporting purposes available to offset future taxable income. Such net operating loss carryforwards expire at various dates beginning in 2004 to the extent that they are not utilized. We have not recognized any benefit from the future use of loss carryforwards for these periods, or for any other periods, since inception. Management's evaluation of all the available evidence in assessing realizability of the tax benefits of such loss carryforwards indicates that the underlying assumptions of future profitable operations contain risks that do not provide sufficient assurance to recognize the tax benefits currently.


                             RESULTS OF OPERATIONS

NET REVENUES


      The quarter ended December 31, 1998, was our first quarter of revenue. Net revenues were $3.8 million in the year ended December 31, 1998, and $10.0 million for the three months ended March 31, 1999. Two customers accounted for 100% of the net revenues in the three months ended December 31, 1998, and three customers accounted for 71% of the net revenues in the three months ended March 31, 1999.


COST OF REVENUES


      Cost of revenues for the year ended December 31, 1998, were $4.4 million and for the three months ended March 31, 1999, were $6.3 million. Cost of revenues was high during these periods due to the large cost of initial start-up of production. Cost of revenues includes the cost of our customer service and support organization. Cost of service and support for the year ended December 31, 1998, was $1.5 million and for the three months ended March 31, 1999, was $1.1 million.


RESEARCH AND DEVELOPMENT EXPENSES


      Research and development expenses were $24.0 million in 1998, an increase of $14.6 million or 155% over 1997, and were $6.2 million in the three months ended March 31, 1999, an increase of $2.7 million or 77% over the comparable quarter of 1998. The increase was due primarily to a significant increase in personnel and related costs to support the completion, bring-up, alpha test (the early tests of the product in labs) and beta test (the tests conducted at customer premises just prior to shipping the product when product is of sufficient quality to run in production networks) phases of the product development and the non-recurring engineering and prototype expenses necessary to complete the product. Development is essential to our future success and we expect that research and development expenses will increase in absolute dollars in future periods.


SALES AND MARKETING EXPENSES

      Sales and marketing expenses were $4.2 million in 1998, an increase of $3.1 million or 267% over 1997, and were $2.6 million in the three months ended March 31, 1999, an increase of $2.1 million or 401% over the comparable quarter of 1998. These increases were primarily due to an increase in the number of sales and marketing personnel, increased marketing expenses and other customer-related costs.

GENERAL AND ADMINISTRATIVE EXPENSES

      General and administrative expenses totaled $2.2 million in 1998, an increase of $1.2 million or 113% over 1997, and $776,000 in the three months ended March 31, 1999, an increase of $441,000 or 132% over the comparable quarter of 1998. This increase was due primarily to an increase in the number of general and administrative personnel and increased legal and accounting costs incurred in connection with our growing business activities.

INTEREST AND OTHER EXPENSE


      Interest and other expense includes expenses related to our financing obligations. Interest and other expense totaled $657,000 in 1998 and $231,000 in the three months ended March 31, 1999. This compares to expenses of $325,000 in 1997 and $104,000 in the three months ended March 31, 1998. This increase was generated by larger interest charges on capital lease obligations.

INTEREST INCOME

      Interest income includes income on our cash investments. Interest income was $2.0 million in 1998 and $323,000 in the three months ended March 31, 1999. This compares with interest income of $1.6 million in 1997 and with interest income of $610,000 in the three months ended March 31, 1998. Most of the interest increase in 1998 was generated from interest income on larger cash balances from the proceeds of issuances of our preferred stock.

                        QUARTERLY RESULTS OF OPERATIONS


      The following table presents our operating results for the quarters ended March 31, 1999 and December 31, 1998, which are the only quarters for which we have recognized revenue. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. These operating results are not necessarily indicative of the results of any future period.


                                                                    QUARTER ENDED
                                                              -------------------------
                                                              DECEMBER 31,    MARCH 31,
                                                                  1998          1999
                                                              ------------    ---------
                                                                   (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues................................................    $ 3,807        $10,044
Cost of revenues............................................      3,815          6,347
                                                                -------        -------
Gross profit (loss).........................................         (8)         3,697
Operating expenses:
  Research and development..................................      6,145          6,181
  Sales and marketing.......................................      1,718          2,603
  General and administrative................................        882            776
  Amortization of deferred stock compensation...............        648            904
                                                                -------        -------
     Total operating expenses...............................      9,393         10,464
                                                                -------        -------
Operating loss..............................................     (9,401)        (6,767)
Interest income (expense), net..............................       (117)            92
                                                                -------        -------
Net loss....................................................    $(9,284)       $(6,675)
                                                                =======        =======

      Our revenues and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. The primary factors that may affect us include the following:

- demand for the M40;

- the timing of sales of the M40;

- the timing of recognizing revenue and deferred revenue;

- new product introductions by our competitors;

- changes in our pricing policies or the pricing policies of our competitors;

- our ability to develop, introduce and ship new products and product enhancements that meet customer requirements in a timely manner;

- our ability to obtain sufficient supplies of sole or limited source components, including ASICs and power supplies for the M40;

- increases in the prices of the components we purchase;

- our ability to attain and maintain production volumes and quality levels for the M40;

- decisions by end-users to reallocate their information resources to other purposes, including year 2000 preparedness;

- Internet growth and demand for Internet infrastructure;

- prototype expenses;

- costs related to acquisitions of technology or businesses; and

- general economic conditions as well as those specific to the Internet and related industries.

      In addition, we are dependent on decisions by customers to build their Internet infrastructure, which decisions are in turn dependent upon the success and expected demand for the services offered by those customers. Furthermore, the long sales and implementation cycles for the M40, as well as the degree to which customers will sporadically place large orders with short lead times, may cause revenues and operating results to vary significantly from quarter to quarter.

      We also expect to experience seasonality in our operating results. We expect the growth rate in our sales to be adversely affected in the third quarter due to a slowdown in sales in Europe and other foreign areas during the summer months. In addition, we expect the growth rate in our sales in the first quarter to be adversely affected due to our customers' budgeting cycles.


      We plan to increase significantly our operating expenses to fund greater levels of research and development, expand our sales and marketing operations, broaden our customer support capabilities and develop new distribution channels. We also plan to expand our general and administrative functions to address the increased reporting and other administrative demands, which will result from this offering and the increasing size of our business. Our operating expenses are largely based on anticipated revenue trends, and a high percentage of our expenses are and will continue to be fixed in the short term. As a result, a delay in generating or recognizing revenue for the reasons set forth above or for any other reason could cause significant variations in our operating results from quarter to quarter and could result in substantial operating losses.


      Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock may fall.

                        LIQUIDITY AND CAPITAL RESOURCES


      Since inception, we have financed our operations primarily through private sales of approximately $90.0 million of convertible preferred stock as well as through capital leases for computers, office equipment, software and furniture.


      We used $24.8 million in cash for operations in 1998, an increase of $16.2 million from the $8.6 million used in 1997. The increase was primarily due to an increase in our net loss from $10.4 million in 1997 to $31.0 million in 1998, partially offset by increased non-cash charges in 1998. We used $1.7 million in cash for operations in the three months ended March 31, 1999, as a result of our net loss of $6.7 million, partially offset by non-cash charges.


      We generated $9.3 million in cash from investing activities in 1998 and used $13.0 million in cash from investing activities in 1997. We generated $48.5 million in cash in 1997, $5.2 million in cash in 1998 and $32.4 million in cash in the three months ended March 31, 1999, from financing activities, primarily private sales of convertible preferred stock. We have used leases to partially finance capital purchases. In addition, we had $7.4 million in capitalized lease obligations outstanding at December 31, 1998, and $3.9 million at March 31, 1999,.


      Cash, cash equivalents and short-term investments totaled $20.1 million at December 31, 1998, down from $46.2 million at December 31, 1997. Most of the decrease came from cash used in operations and the purchase of equipment. At March 31, 1999, cash, cash equivalents and short-term investments totaled $49.5 million. The increase from December 31, 1998 was due to the receipt of $33.9 million from the sale of preferred stock in March 1999.


      Our capital requirements depend on numerous factors, including:



- market acceptance of our products;



- the resources we devote to developing, marketing, selling and supporting our products;



- the timing and extent of establishing international operations; and


- other factors.

      We expect to devote substantial capital resources to continue our research and development efforts, to hire and expand our sales, support, marketing and product development organizations, to expand marketing programs, to establish additional facilities worldwide and for other general corporate activities. Although we believe that our current cash balances will be sufficient to fund our operations for at least the next 12 months, there can be no assurance that we will not require additional financing within this time frame or that such additional funding, if needed, will be available on terms acceptable to us or at all.


      In the quarter ended March 31, 1999, accounts receivable increased to $8.6 million, accrued warranty liability increased to $1.5 million and deferred revenue increased to $7.8 million, as compared to December 31, 1998, due to the increase in revenues in the this quarter as compared to the quarter ended December 31, 1998.


                              YEAR 2000 COMPLIANCE

      IMPACT OF THE YEAR 2000 COMPUTER PROBLEM. The year 2000 computer problem refers to the potential for system and processing failures of date-related data as a result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date represented as "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

      STATE OF READINESS OF OUR PRODUCTS. We have designed the M40 for use in the year 2000 and beyond and believe it is year 2000 compliant. However, our products are generally integrated into larger networks involving sophisticated hardware and software products supplied by other vendors. Each of our customers' networks involves different combinations of third party products. We cannot evaluate whether all of their products are year 2000 compliant. We may face claims based on year 2000 problems in other companies' products or based on issues arising from the integration of multiple products within the overall network. Although no such claims have been made, we may in the future be required to defend our products in legal proceedings which could be expensive regardless of the merits of such claims.


      STATE OF READINESS OF OUR INTERNAL SYSTEMS. Our business may be affected by year 2000 issues related to non-compliant internal systems developed by us or by third-party vendors. We have received assurances that all material systems from third-party vendors in use by us are year 2000 compliant. We are not currently aware of any year 2000 problem relating to any of our material internal systems. We are in the process of testing all such systems for year 2000 compliance and plan to complete such testing before September 30, 1999. We do not believe that we have any significant systems that contain embedded chips that are not year 2000 compliant.


      Our internal operations and business are also dependent upon the computer-controlled systems of third parties such as suppliers, customers and service providers. We believe that absent a systemic failure outside our control, such as a prolonged loss of electrical or telephone service, year 2000 problems at third parties such as suppliers, customers and service providers will not have a material impact on our operations.


      If our suppliers, vendors, major distributors, partners, customers and service providers fail to correct their year 2000 problems, these failures could result in an interruption in, or a failure of, our normal business activities or operations. If a year 2000 problem occurs, it may be difficult to determine which party's products have caused the problem. These failures could interrupt our operations and damage our relationships with our customers. Due to the general uncertainty inherent in the year 2000 problem resulting from the readiness of third-party suppliers and vendors, we are unable to determine at this time whether year 2000 failures could harm our business and our financial results.

      Our customers' purchasing plans could be affected by year 2000 issues if they need to expend significant resources to fix their existing systems to become year 2000 compliant. This situation may reduce funds available to purchase our products. In addition, some customers may wait to purchase our products until after the year 2000, which may reduce our revenue.


      COST. Based on our assessment to date, we anticipate that costs associated with testing and remediating our internal systems will be approximately $200,000.


      RISKS. Failures of our internal systems to be year 2000 compliant could temporarily prevent us from processing orders, issuing invoices and developing products and could require us to devote significant resources to correcting such problems. Due to the general uncertainty inherent in the year 2000 computer problem, resulting from the uncertainty of the year 2000 readiness of third-party suppliers and vendors, we are unable to determine at this time whether the consequences of year 2000 failures will have a material impact on our business, results of operations or financial condition.

                        RECENT ACCOUNTING PRONOUNCEMENTS


      In March 1998, the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position, or SOP, No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. We expect that the adoption of SOP No. 98-1 will not have a material impact on our financial position or results of operations. We adopted SOP No. 98-1 effective January 1, 1999.


      In April 1998, the AICPA issued SOP No. 98-5, Reporting on the Costs of Start-Up Activities. SOP No. 98-5 requires that all start up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. We expect that the adoption of SOP No. 98-5 will not have a material impact on our financial position or results of operations. We adopted SOP No. 98-5 effective January 1, 1999.

      In June 1998, the Financial Accounting Standards Board issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we expect that the adoption of FAS No. 133 will not have a material impact on our financial position or results of operations. We adopted FAS No. 133 effective January 1, 1999.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET INTEREST RATE SENSITIVITY


      The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we have invested in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and government and non-government debt securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. In addition, we invest in relatively short-term securities. As of December 31, 1998, all of our investments mature in less than one year. See Note 2 to the Consolidated Financial Statements.


     The following table presents the amounts of our cash equivalents and short-term investments that are subject to market risk by range of expected maturity and weighted average interest rates as of December 31, 1998. This table does not include money market funds because those funds are not subject to market risk.

                                                          MATURING BETWEEN THREE
                              MATURING IN THREE MONTHS     MONTHS AND ONE YEAR       TOTAL
                              ------------------------    ----------------------    -------
Included in cash and cash
  equivalents...............          $16,520                      $ --             $16,520
Weighted average interest
  rate......................             5.33%                       --%               5.33%

                           EXCHANGE RATE SENSITIVITY


      We operate primarily in the United States, and all sales to date have been made in US dollars. Accordingly, we have had no material exposure to foreign currency rate fluctuations.

                                    BUSINESS

                                    OVERVIEW


      We are a leading provider of Internet infrastructure solutions that enable Internet service providers and other telecommunications service providers, or, collectively, service providers, to meet the demands resulting from the rapid growth of the Internet. We deliver next generation Internet backbone routers that are specifically designed, or purpose-built, for service provider networks and offer our customers increased reliability, performance, scalability, interoperability and flexibility, and reduced complexity and cost compared to current alternatives. Our flagship product is the M40 Internet backbone router. The M40 combines the features of our JUNOS Internet Software, high performance ASIC-based packet forwarding technology and Internet optimized architecture into a purpose-built solution for service providers. Unlike conventional routers, which were originally developed for enterprise applications and are increasingly inadequate for service provider use in public networks, our Internet backbone routers are specifically designed to accommodate the size and scope of the Internet.


      We believe that the Internet will continue to grow at significant rates and will evolve into the next generation public network, superseding and expanding upon many of the functions provided by the traditional telephone network. This trend will drive the need for new Internet infrastructure equipment that can deliver the high levels of reliability and scalability needed in a public network. We believe we have developed the first commercially available Internet backbone routing platform specifically designed and built to meet these requirements. Ryan Hankin Kent, an industry research firm, estimates that the market for Internet backbone routers was $169 million in 1998 and is expected to increase to approximately $5.5 billion in 2003.


      We sell our Internet backbone routers primarily through a direct sales force and one original equipment manufacturer. Our M40 Internet backbone router is currently used by several of the world's leading service providers, such as UUNet, Cable & Wireless, IBM Global Services, Frontier GlobalCenter and Verio.


                              INDUSTRY BACKGROUND

      The Internet has evolved from an academic research project into a network of hundreds of separately administered, public and private networks interconnected using Internet Protocol, or IP. IP traffic is growing exponentially, driven by increasing numbers of new users, connected devices and Internet transactions. The result of the widespread use of IP is a ubiquitous network that today carries a large and growing amount of data traffic enabling millions of users to share information and conduct electronic commerce. International Data Corporation, an industry research firm, forecasts continued dramatic growth worldwide in the Internet and Internet traffic:

- World Wide Web users will grow from approximately 69 million in 1997 to approximately 300 million in 2002;

- the number of computers and other devices accessing the World Wide Web will grow from approximately 78 million in 1997 to approximately 515 million by 2002; and

- commerce revenues on the Internet will grow from approximately $32 billion at the end of 1998 to approximately $426 billion by the end of 2002.

      The importance of IP continues to increase as the number of users, connected devices and transactions over the Internet grows. This growth highlights the potential for the Internet to become the replacement for the traditional telephone network and the pervasive public network.

      The rapid adoption of the Internet and the tremendous growth of IP traffic have prompted service providers to construct large scale data networks. These networks are being optimized to transport data traffic as compared to traditional telephone networks, which were optimized to transport voice traffic. The architecture of these next generation networks is being driven by two key technologies: packet/cell switching and optical networking.

      ADVANTAGES OF PACKET/CELL SWITCHING. Packet/cell switching technology, which divides data traffic into distinct units called packets or cells and routes each packet or cell independently, provides superior use of available network capacity compared to traditional circuit switching technology. In a circuit switched network, each data stream, such as a voice telephone call between two points, is provided with a dedicated channel, or circuit, for the duration of the telephone call. This approach leads to inefficient use of network resources because a channel is fully dedicated to each transaction, whether or not data is actually flowing at any given moment. As a result, a circuit switched architecture is highly inefficient for Internet applications which tend to create large bursts of data traffic followed by long periods of silence. Packet/cell switching architectures enable greater utilization out of a fixed capacity circuit by combining traffic that has different capacity demands of the circuit at different times. Packet/cell switches more efficiently fill the available network bandwidth with packets of data from many users, thereby reducing the wasted bandwidth due to silence from any one particular user. The use of packet/cell switching is driving the architecture of the Internet to be fundamentally different from traditional circuit switched voice based networks. In packet/cell switched networks, IP has emerged as the de facto standard for providing services to end users. Primary packet/cell switching products include frame relay switches, ATM switches and routers.



      RAPID ADVANCES IN OPTICAL NETWORKING. Optical networking technology uses pulses of light, rather than pulses of electricity, to transmit data in a network, and uses fiber optic connections instead of wires. Optical networking can be used to transmit much more information over a given connection than electrical signals can convey. Optical networking advances, such as dense wavelength division multiplexing, or DWDM, which allows transmission of several frequencies of light over one strand of optical fiber, have enabled still higher data transmission rates and improved efficiency of bandwidth utilization. Currently available DWDM technology enables the transmission of up to 128 frequencies which allows a service provider to multiply the transmission capacity of a fiber optic network by a factor of up to 128.


      PACKET/CELL TECHNOLOGIES HAVE NOT KEPT UP WITH OPTICAL TECHNOLOGIES. Many service providers are installing DWDM equipment and are increasingly focusing on combining IP and optical networking technologies. However, traditional packet switching equipment is not capable of forwarding packets at rates sufficient to keep pace with optical transmission speeds. As affordable fiber optic transmission capacity becomes widely available, the performance and complexity of current packet/cell switching architectures is increasingly constraining the growth of the Internet.

      The intersection of traditional packet/cell switching and fiber optic technology is demonstrated by the following diagram:
                                      LOGO

THE NEW REQUIREMENTS OF THE INTERNET

      The reliability and performance of current Internet infrastructure equipment have become critical issues for service providers as they continue to support dramatic growth in IP traffic and increasingly seek to offer new revenue generating, mission-critical services, such as Virtual Private Networks, or VPNs, and voice-over IP. New requirements for next generation networks are driving a set of new requirements for Internet infrastructure equipment, including:

- high reliability;

- high performance;

- high performance under stressful conditions;

- scalability;

- interoperability;

- reduced complexity; and

- cost effectiveness.

      HIGH RELIABILITY. As businesses and consumers increasingly rely on the Internet for mission-critical applications, high network reliability becomes essential. Service providers are increasingly expected to provide a similar degree of reliability on the Internet that users have become accustomed to on the traditional telephone network. The "five nines" (99.999%) reliability standard of the traditional telephone network is becoming the target to which suppliers of next-generation Internet platforms are being compared. As service providers begin to bundle voice and data on their networks, this high degree of reliability is becoming even more critical.


      HIGH PERFORMANCE. To handle the rapid growth in IP traffic, today's networks increasingly require routers that can operate at interface speeds as high as 2.5 billion bits of information per second, or Gbps, and in the near future, 10 Gbps. The processing of data packets at these high speeds requires sophisticated forwarding technology to inspect each packet and assign it to a destination based on priority, data type and other considerations. Since a large number of IP packets, many of which perform critical administrative functions, are small in size, high performance Internet routers need to achieve their specified transmission speeds even for small packet sizes. Since smaller packets increase packet processing demands, routing large numbers of smaller packets tends to be more resource intensive than routing of larger packets. Routers based on general-purpose microprocessors traditionally are unable to forward small packets at maximum rates, and, as a consequence, fail to operate at wire speed, which results in data loss, packet retransmission and network instability. A wire speed router, which achieves its specified transmission rate for any type of traffic passing through it, can accomplish this task. Unlike the enterprise environment, where network capacity is relatively inexpensive and service quality requirements are not as demanding, the additional capacity and related costs of network bandwidth and low service levels resulting from retransmission of dropped packets are increasingly unacceptable to service providers. Thus, provisioning of mission-critical services increasingly requires the high performance enabled by wire speed processing.



      HIGH PERFORMANCE UNDER STRESSFUL CONDITIONS. In a large and complex network, individual components inevitably fail. However, the failure of an individual device or link must not compromise the network as a whole. In a typical network, when a failure occurs, the network loses some degree of capacity and, in turn, a greater load falls on the remaining network routers, which must provide alternate routes. Routers must quickly adjust to the new state of the network to maintain packet forwarding rates and avoid dropping significant numbers of packets when active routes are lost or when large numbers of routes change. Routing protocols are used to accomplish this convergence, a process that places even greater stress on the router. Given the complexity of Internet infrastructure, particularly compared to enterprise networks, the convergence process is far more complex and places a far greater load on the routing software, thereby requiring a much more sophisticated device.



      SCALABILITY. Due to the rapid growth in Internet users and IP traffic, service providers must continuously expand their networks, both in terms of increased numbers of access points of presence, or PoPs, and also greater capacity per PoP. To facilitate this expansion process, Internet infrastructure equipment must be highly scalable. Next generation routers therefore need to be upgradeable and configurable to function within constantly changing networks while incurring minimal downtime.


      INTEROPERABILITY. Service providers do not have the time or inclination to change their existing networks to favor introduction of new products; rather, new products must be compatible with the existing environment. Given the open and inter-connected nature of the Internet, the complexity of running an

Internet backbone network requires a service provider to control and police relations with other service providers. For example, service providers must carefully control what traffic is accepted under what conditions from other providers. Major service providers connect their respective networks via peering arrangements, in which service providers agree to exchange traffic with one another. These arrangements are prone to abuse, such as the illicit use by one service provider of another service provider's backbone to carry excess traffic. Service provider relationships are controlled by a set of rules called policies, implemented through a data protocol called Border Gateway Protocol 4, or BGP4. The software in each router must offer 100% compatibility with all aspects of BGP4, as well as 100% compatibility with the interior protocols and standards used within each service provider's backbone network. The compatibility level must be maintained despite changes to software equipment configuration and network architecture and upgrades to the various protocol standards. Thus, routing software must be flexible and quickly upgradeable to support any necessary revisions. This level of compatibility, in turn, cannot impact the performance, scalability or reliability of the equipment. Attaining this sophisticated level of interoperability is highly challenging and requires significant testing to ensure compatibility.

      REDUCED COMPLEXITY. Today's Internet architectures are highly complex. Since traditional routers have not fully met service providers' needs, many service providers have tried to improve Internet backbone performance by adding additional network devices such as ATM switches in the core of the network. As a result, service providers have built networks with ATM switches surrounded by an overlay network of lower capacity routers. These different layers of equipment lead to higher capital costs and the need to manage distinct network elements. ATM switches are also poorly suited to carrying IP traffic, which results in inefficient use of network bandwidth. Moreover, this network design can cause unpredictable router behavior during periods of stress because the routers are not aware of the ATM backbone infrastructure and thus cannot quickly converge if there is a partial network outage.

      This type of layered backbone network with a complex patchwork of products based on different technologies is represented below:

                                      LOGO


      COST EFFECTIVENESS. Exponential growth in IP traffic and intense price competition in the telecommunications market is increasingly requiring service providers to seek solutions that significantly reduce the capital expenditures required to build and operate their networks. In addition to the basic cost of equipment such as routers, service providers incur substantial ancillary costs in terms of space required to deploy the equipment, power consumption and on-going operations and maintenance. Service providers therefore want to deploy dense and varied equipment configurations in limited amounts of rack and floor space. Currently, service providers are moving from OC-3 (155 million bits per second, or Mbps) and OC-12 (622 Mbps) speed networks at the core to higher capacity OC-12 and OC-48 (2.5 gigabits per second, or Gbps) speed networks. In turn, the connections from each PoP to the core are evolving from 100 Mbps and OC-3 speeds to gigabit and OC-12 transmission rates. Therefore, in order to continue to scale their networks toward higher data speeds in a cost effective manner, service providers need the ability to mix and match easily many different speed connections at appropriate densities, without significantly increasing the consumption of space or power.


      There is a clear need for next generation routers that can support high speeds and offer new IP-based services. Network operators are eagerly seeking new solutions that increase the level of scalability and reliability within their networks and reduce the cost and complexity of their architectures.

                         THE JUNIPER NETWORKS SOLUTION

      We develop, market and sell what we believe is the first commercially available purpose-built Internet backbone router optimized for the specific high performance needs of service providers. Our flagship product, the M40 Internet backbone router, combines the features of our JUNOS Internet Software, high-performance ASIC-based packet forwarding technology and Internet-optimized architecture.

      JUNOS INTERNET SOFTWARE. Our Internet software, called JUNOS, is one of our key competitive differentiators. JUNOS is designed to meet the IP network routing, operations and control requirements of the world's largest service providers and is an integral component of the M40 system architecture. The ability of JUNOS to manage the complex network sharing relationships among service providers allows the M40 to be placed at critical points in the core of a service provider's network. The JUNOS Internet Software allows the M40 to have widespread network placement due to its interoperability with Cisco's Internetwork Operating System, or IOS, currently the most broadly deployed routing operating system. The ability to coexist has enabled the M40 to achieve successful deployment where other products in the past have failed.


      Unconstrained by legacy routing software, we developed JUNOS using a modular design, in which distinct functions are implemented as separate modules with well defined interfaces and interactions, simplifying troubleshooting and maintenance. JUNOS operates in protected memory mode. These features keep functionality distinct, and minimize the impact of any failure that may occur to the specific software application in which the failure occurs. Also, we believe JUNOS' software modularity will enable the continuous upgrade of new enhanced capabilities, while protecting reliability and compatibility with existing networks. The design and development of the JUNOS Internet Software has been possible due to the significant Internet engineering expertise of our development team. Our expert engineers have authored or co-authored 22 Requests for Comments, which are documents by industry experts that define major standards for Internet protocols.


      HIGH PERFORMANCE ASIC-BASED PACKET FORWARDING TECHNOLOGY. The M40 Internet backbone router contains five major integrated circuits that we designed and built using the most advanced ASIC technology. These ASICs contain over five million gates in total, with three of the designs each having a larger number of transistors than the Intel Pentium II microprocessor. The result is a system that is substantially faster than today's general purpose microprocessor based routers in its ability to process and forward IP packets, allowing the M40 to deliver high performance at wire speed. The ability to enhance and implement large scale ASICs will be a long-term differentiator for us, particularly as the sophistication required to forward traffic across higher speed networks increases. We expect to leverage our existing ASIC technology in future products and continue to capitalize on our advanced ASIC design capabilities.

      INTERNET OPTIMIZED ARCHITECTURE. As a purpose-built Internet backbone router, the M40 employs an architecture designed exclusively for the Internet. The M40 system architecture provides a clean separation between the routing and packet-forwarding functions. Separating these two functions enables us to develop independently a full-featured routing protocol and traffic engineering functionality through our JUNOS Internet Software and wire speed packet forwarding performance through high performance ASICs. Furthermore, with the routing and forwarding functions segregated, the M40 does not sacrifice performance, even when there is a failure in the network. When a failure occurs, JUNOS detects the failure and is able to quickly converge to the new state of the network while the ASICs continue to forward packets at wire speed until they receive updated routes from JUNOS.

      The key benefits of our solution are:

- carrier class reliability;

- wire speed performance;

- scalability;

- interoperability;

- flexibility;

- reduced complexity; and

- cost effectiveness.

      CARRIER CLASS RELIABILITY. The M40's system architecture provides reliable operation for service providers in large complex networks even under abnormal conditions. This architecture, combined with JUNOS' modular software design, limits the impact of a failure to the specific software application. In addition, the hardware used in the M40 has been designed with a very high level of integration to maximize the mean time between failure. Moreover, data and instructions have appropriate error correction and parity checks in memory to guarantee their integrity.

      WIRE SPEED PERFORMANCE. We believe the M40 is the first Internet backbone router that can forward minimum-sized IP packets over OC-48 links at wire speed. This maximizes network stability and the capacity utilization of expensive wide area circuits. In contrast to available solutions, the M40 is able to maintain packet forwarding rates and to avoid dropping significant numbers of packets when active routes are lost or when large numbers of routes change.

      SCALABILITY. Our JUNOS Internet Software is designed to accommodate service providers' scale requirements. In addition, the ASIC interface links have been oversized, enabling the M40 to easily scale with growing levels of data traffic. We believe our software and ASIC designs represent a competitive advantage, because it is very difficult for existing vendors to graft these capabilities to their prior generation designs.

      INTEROPERABILITY. The M40 has demonstrated consistent interoperability with existing network infrastructures. Our internal test environments confirm interoperability with Cisco routers, a variety of leading ATM and Gigabit Ethernet switches and SONET add drop multiplexers. Deployment of the M40 at several major carriers has demonstrated that JUNOS is interoperable with installed Cisco routers for both routing and administration. In addition, JUNOS enables service providers to manage their complex peering relationships with other service providers despite frequent software, equipment configuration and network architecture changes.

      FLEXIBILITY. Our ASICs are programmable and provide the flexibility to add support for new protocols or changes in existing protocols. Since JUNOS is modular in architecture and already supports existing and emerging protocols, it is also a platform for efficiently introducing new interfaces and new services in the network.


      REDUCED COMPLEXITY. The M40 is purpose-built for service providers and allows a simple and more structured approach to building Internet backbones compared to the complex topologies in place today. With the M40, service providers can build more efficient networks with less dependence on devices like ATM switches, which reduce the operational burdens of running multiple distinct network layers.


      Additionally, the M40 offers a thorough implementation of traffic engineering based on MPLS, including the ability to dynamically adapt traffic flows according to rules adopted by the network operator. Traffic engineering refers to a set of capabilities for understanding underlying traffic trends in the network and maximizing the utilization of the network on multiple dimensions.

                                      LOGO

      COST EFFECTIVENESS. We have integrated these customer benefits into a system that provides critical routing and forwarding functions at lower overall cost. The M40's wire speed performance allows service providers to reduce network operating cost by making more efficient use of their networks. In addition, we designed the M40 to support a broad variety and density of interfaces in a unit that occupies half a typical telecommunications rack. As a result, service providers can cost effectively deploy the M40, which can be easily upgraded, to connect to a variety of speed and circuit types at the network core.

                         THE JUNIPER NETWORKS STRATEGY

      Our objective is to become the primary supplier of high performance Internet backbone infrastructure. The key elements of our strategy include:

- leverage early lead as supplier of purpose-built Internet infrastructure;

- work very closely with key customers;


- increase penetration at major service providers;



- leverage early success to penetrate new customers rapidly;


- expand sales and distribution network;

- maintain and extend technology leadership; and

- enable new IP-based services.

      LEVERAGE EARLY LEAD AS SUPPLIER OF PURPOSE-BUILT INTERNET
INFRASTRUCTURE. From inception we have focused solely on designing and building Internet infrastructure for service providers. We have integrated purpose-built software and hardware into an Internet optimized architecture that specifically meets service providers' needs and have seen significantly positive initial responses from our existing and potential customers. We believe that many of these customers will deploy Internet backbone infrastructure equipment from only a few vendors. The purpose-built advantages of the M40 provide us with a time-to-market lead, which is a critical advantage in gaining rapid penetration as one of these selected vendors. Once our products are widely deployed in a service provider's network as the primary or even secondary Internet backbone infrastructure equipment, we create a significant barrier to entry to potential competitors who do not currently offer commercially-viable next generation routing solutions.


      WORK VERY CLOSELY WITH KEY CUSTOMERS. In developing the M40 and JUNOS Internet Software, we worked very closely with customers to design and build a product specifically to meet their complex needs. Since JUNOS has been available and used by our customers for over a year, we understand clearly the challenges facing these carriers, enabling us to subsequently design additional features and capabilities into both our software and hardware. We believe our close relationships with, and constant feedback from, our customers have been key elements in our design wins and rapid deployment to date. We plan to continue to work very closely with our key customers to implement enhancements to current products as well as to design future products that specifically meet their evolving needs. We are also actively involved with these customers in developing key standards, such as MPLS, and are an active participant in standards organizations such as the Internet Engineering Task Force and the Optical Internetworking Forum.



      INCREASE PENETRATION AT MAJOR SERVICE PROVIDERS. Our initial focus has been to penetrate several of the largest service providers, where operators have the technical sophistication, resources and desire to test and evaluate our solution against potential alternatives. While we have received initial orders from major service providers, such as UUNet, Cable & Wireless, IBM Global Services, Frontier GlobalCenter and Verio, we believe that there is a significant opportunity to further penetrate these large and complex networks given the advantages of the M40. As the growth of the Internet requires these service providers to continue to build their networks and replace outdated equipment, we will pursue further opportunities to capture greater market share within these large accounts.

      LEVERAGE EARLY SUCCESSES TO PENETRATE NEW CUSTOMERS RAPIDLY. We believe that the Internet infrastructure equipment buying patterns of the medium and smaller-sized service providers typically lag behind those of the larger service providers. Since the network challenges that the large service providers face today are likely to be the problems encountered by smaller service providers in the near future, we believe smaller service providers are likely to deploy equipment similar to larger service providers. Furthermore, smaller service providers often lack the technical resources to thoroughly test different vendors' products. Therefore, they typically piggyback on larger service providers' evaluation efforts by purchasing the same platforms deployed by the larger service providers. Since we have begun to sell to several of the largest service providers, we intend to leverage this success by allocating our marketing efforts towards a greater number of medium and smaller-sized service providers.



      EXPAND SALES AND DISTRIBUTION NETWORK. In order to pursue the large number of potential customers for our Internet infrastructure solutions, we plan to aggressively add to our sales and distribution capabilities. We are adding to our direct sales and support capabilities for our major customers in North America and adding value-added resellers, system integrators and distributors to sell to and support our other domestic and international customers. In addition to our strategic original equipment manufacturer relationship with Ericsson, we are adding distribution partners on a country specific basis. In the quarter ended March 31, 1999, we added seven salespeople and announced the opening of a European office and a presence in Asia.


      MAINTAIN AND EXTEND TECHNOLOGY LEADERSHIP. Our Internet software, ASIC technology and Internet-optimized architecture have been key elements to establishing our technology leadership. We believe that these elements are highly leverageable into future products we are currently building. We intend to maintain and extend our technological leadership in the Internet infrastructure market through continued significant investment in JUNOS Internet Software and ASIC designs to enhance the feature richness of the M40 and to develop future differentiated offerings for service providers.

      ENABLE NEW IP-BASED SERVICES. Our platform enables service providers to build networks cost effectively and to offer new differentiated services for their customers more efficiently than conventional products. While we believe that current service providers are likely to be the largest and most successful IP network operators in the near term, many new service providers are likely to emerge oriented around the delivery of IP-based services. These services, which include web hosting, outsourced Internet and intranet services, VPNs, outsourced enterprise applications and voice-over IP, are cost-effectively enabled by our Internet infrastructure platform. Although the market for our products today is driven primarily by the need for traditional Internet network capacity, as other IP-based services and applications continue to grow in importance, the total potential market for our products will continue to grow commensurately.

                                   TECHNOLOGY


      Our core technology consists of our Internet backbone router architecture, JUNOS Internet Software and ASIC hardware expertise. Our general-purpose architecture is initially embodied in the M40, but also is designed to serve as the platform for future generations of products.

M40 ARCHITECTURE

      The following diagram illustrates the architecture of the M40 Internet backbone router:
                                      LOGO

      The M40 architecture delivers the forwarding rates and network control necessary to scale Internet backbones rapidly and reliably. The M40 system includes a Routing Engine, or RE, and a Packet Forwarding Engine, or PFE. The clean separation of the routing and forwarding functions ensures that the two functions do not compete for the same resources.


      THE ROUTING ENGINE. The RE consists of the JUNOS Internet Software operating on an Intel-based platform. The JUNOS Internet Software features Internet-scale protocol support, with flexible policy software that enables maximum control over the acceptance, modification and advertisement of route prefixes. In addition, the JUNOS Internet Software offers a range of configuration management tools that simplify the configuration process and help protect against operator error. The RE conducts the processing intensive activity of maintaining the routing table, from which the forwarding table residing in the PFE is derived. The RE is connected to the PFE through a dedicated 100 Mbps link. After constructing or updating the forwarding table, the RE downloads a copy of the table to the PFE. Updates to the forwarding table are done atomically in small incremental steps so that packet forwarding is not interrupted by routing changes.



      THE PACKET FORWARDING ENGINE. The M40 delivers wire speed packet forwarding using our ASIC designs. All links between ASICs are oversized, dedicated channels, and the PFE architecture is free from the bottlenecks faced by traditional crossbar switches, which use intelligent agent software to perform both routing and forwarding functions over multiple connections to either parts of the network. Bottleneck can occur in a crossbar switch because the routing and forwarding functions are not separated. The heart of the PFE is the Internet Processor ASIC. With over one million gates and a lookup rate of over 40 million packets per second, or Mpps, the Internet Processor represents the largest and fastest route lookup ASIC currently available, capable of processing data at throughput rates in excess of 40 Gbps.



      All lookup rates reflect longest-match route table lookups for all packets and all lookups are performed in hardware. There is no caching mechanism, which is a mechanism by which critical information, such as destinations for traffic, is stored in rapidly accessible memory to make the process of looking up traffic destinations faster. In addition there is no risk of cache misses in the system which can result in slower storage access and thus considerably slower traffic delivery. In addition, the forwarding table can be updated without affecting forwarding rates. The Internet Processor is programmable to support up to four different forwarding tables (layer 2 and/or layer 3) simultaneously. Supported forwarding protocols currently include unicast and multicast IPv4 and MPLS. Finally, the Internet Processor maintains its performance regardless of length of lookups or table size.



      The PFE also features a shared memory system with single-stage buffering, so packets are written to and read from memory only once. Single-stage buffering greatly reduces the complexities and throughput delays associated with multistage buffering systems. The pooled memory is distributed across the Flexible PIC Concentrator, or FPC, cards, allowing memory to scale as interfaces are added. The Internet Processor also features prefix accounting mechanisms that operate at rates in excess of 20 Mpps.


JUNOS INTERNET SOFTWARE: TRAFFIC ENGINEERING AND CONTROL

      JUNOS Internet Software offers a full suite of Internet-scale, Internet-tested routing protocols. Protocols and software tools, which are used to control and direct network traffic, are critical to an Internet backbone routing solution. Software control is made more important by the fact that the size and complexity of backbone networks are increasing at a time when service providers are looking to differentiate themselves through value-added service offerings.


      JUNOS Internet Software features implementations of all major Internet protocols, including BGP4, DVMRP, PIM, IS-IS, Open Shortest Path First. IS-IS and Open Shortest Path First are algorithms broadly used in enterprise networks and by service providers to determine and update the running state of the network and available destinations in the network. These implementations were developed in-house by our design team which has extensive experience in addressing the scaling issues of rapidly growing service providers.



      JUNOS Internet Software also provides a new level of traffic engineering capabilities with its implementation of MPLS. Developed in conjunction with the Internet Engineering Task Force, our MPLS capability offers enhanced visibility into traffic patterns and the ability to control the path traffic takes through the network. Path selection enables service providers to engineer traffic for efficient use of network capacity and avoidance of congestion. We expect MPLS and its traffic engineering capabilities to become a crucial tool for service providers as they scale their networks.



      JUNOS Internet Software features a modular design, with separate programs running in protected memory space in conjunction with an independent operating system. Unlike monolithic, unprotected operating system designs, which are prone to system wide failure, the protected, modular approach improves reliability by ensuring that modifications made to one module have no unwanted side-effects on other sections of the software. In addition, having clean software interfaces between modules facilitates software development and maintenance, enabling faster response to customer needs and delivery of new features.


      JUNOS Internet Software has been extensively tested in multiple service provider networks to ensure compatibility with Cisco's IOS. Since each major service provider's network is different, this extensive testing is necessary to ensure seamless introduction into existing service provider environments.

                                    PRODUCTS

M40 INTERNET BACKBONE ROUTER

      The M40 Internet backbone router is specifically designed for the specialized needs of service providers. The M40 features leading-edge packet-forwarding performance, very high port density and flexibility, and purpose-built Internet software. The M40 delivers higher speed performance for service providers than current alternatives. The M40 helps solve the critical problem of managing backbone networks by ensuring greater control over traffic and better use of network capacity and by providing service providers with the necessary traffic engineering tools, such as MPLS.
                                      LOGO

FEATURES OF THE M40 INTERNET BACKBONE ROUTER

      PORT DENSITY PER RACK-INCH. Our M40 Internet backbone router offers very high port density per rack-inch, ensuring optimal use of valuable and scarce PoP rack space. Because the forwarding engine is oversized, all interfaces perform at wire speed for all packet sizes.

      The M40 router features a highly flexible combination of backbone interface speeds on the market today. In a 35-inch chassis, the M40 router provides 8 OC-48/STM-16, 32 OC-12/STM-4, 128 OC-3/STM-1 or 128 DS3 interfaces. M40 interfaces are located on Physical Interface Cards, or PICs, which plug into FPC boards. There are eight FPC slots on the M40 and each FPC slot supports up to four PICs and an aggregate throughput rate of more than 2.5 Gbps. In addition to supporting wire speed OC-48 interfaces, each FPC supports various combinations of interfaces, permitting the mixing of interface types and speeds on a single FPC. Supported PIC interfaces include:

- 1-port OC-48/STM-16 SONET/SDH;

- 1-port OC-12/STM-4 SONET/SDH;

- 1-port OC-12/STM-4 ATM;

- 4-port OC-3/STM-1 SONET/SDH;

- 2-port OC-3/STM-1 ATM;

- 4-port DS3; and

- 1-port Gigabit Ethernet.

      The PIC interface cards are sold both as part of the initial product configuration and also, subsequently, as add-on items. Interfaces are typically added as the customer's network expands or the capacity of individual links is upgraded.

      CLASS-OF-SERVICE FLEXIBILITY. The M40 router is designed for a variety of class-of-service applications. The M40's queuing mechanism is based on a weighted round-robin selection among multiple queues on outgoing interfaces. Queues can be configured with drop profiles to control the rate of packet drops based on utilization of buffer capacity.

      LOW POWER CONSUMPTION. As provider PoPs have grown and become more fully populated with systems, power consumption has become a significant concern. Access to sufficient power can be a constraint on the ability of a facility to support a larger network. Because of its low part count and efficient design, our M40 Internet backbone router draws less than 1700 watts of power (35A at 48V) in a fully loaded configuration, enabling it to offer very high performance and port density per watt.

      ENGINEERED FOR STRESSFUL CONDITIONS. The M40 architecture is designed to reliably handle stressful network conditions. For example, the route lookup capacity of our Internet Processor has been oversized with respect to interface speeds. In addition, the separation of routing and processing enables the M40 to converge quickly while maintaining wire speed.

      BUILT FOR RELIABILITY. In addition to preserving network reliability, the M40 router is designed to ensure system reliability. The M40's cooling system is fully redundant to protect against individual fan failure. Similarly, the M40's dual power supplies are fully redundant, each capable of supporting the full power load of the system. The M40 can boot off of any one of multiple redundant storage media, ensuring that the system remains operational in the event of a disk failure. For software reliability, JUNOS Internet Software features a protected, modular design with separate processes running in protected memory space on top of an independent operating system. A modular design protects against system wide failures, ensuring that modifications made to one module have no unwanted side-effects on other portions of the code base. Finally, a low component count and an efficient design combine to give the M40 system superior reliability.

      The M40 base price list ranges between $45,000 and $55,000. PIC module prices begin at $18,000.

                                   CUSTOMERS


     The following is a list of our customers that as of March 31, 1999, have ordered at least $100,000 of products:



BACKBONE ISP:                   INTERNATIONAL (ASIA/EUROPE):    EDUCATION/GOVERNMENT:
AT&T Corporation                Ericsson                        MCI NSF-sponsored
Cable & Wireless, Inc.          Nissho Electronics              WorldCom-vBNS
Frontier GlobalCenter           Corporation                     University of Southern
IBM Global Services             NTT PC Communications, Inc.     California
PSINet, Inc.                    Oki Electric Industry Company,  University of Washington
TCG CERFnet, Inc.               Ltd.
UUNET
Verio Inc.

CONTENT SITE/HOSTING:           MULTISERVICE IP:
AboveNet Communications, Inc.   The Data Place, Inc.
Conxion Corporation             QWEST Communications
Exodus Communications, Inc.     International Inc.



     In the quarter ended March 31, 1999, we recognized revenue from shipments to six of these customers. Revenues from significant customers as a percentage of net revenues are as follows:



                                                                               THREE MONTHS
                                                               YEAR ENDED         ENDED
                                                              DEC. 31, 1998   MARCH 31, 1999
                                                              -------------   --------------
*UUNet......................................................       78%              40%
 Ericsson...................................................       22%               9%
*MCI WorldCom-vBNS..........................................       --               15%
 Verio......................................................       --               16%


---------------

* Subsidiaries of MCI WorldCom, each of which run separate networks and make separate purchasing decisions.


                              SALES AND MARKETING


      We sell and market our products through a combination of our direct sales organization, value-added resellers, a strategic original equipment manufacturer partner relationship and country specific distributors.


      DIRECT SALES. Our North American direct sales organization is divided into Western and Eastern regional operations. Our direct sales efforts are focused on the largest service providers. The direct sales account managers cover the market on an assigned account basis and work as a team with account oriented systems engineers. They are directed by a regional operations manager who reports to the North American Director of Sales. We also have a team of consulting engineers that provide our customers with guidance and assistance on the evolution of their networks as it relates to the deployment of our products. These consulting engineers also help in defining the features that are required for our products to be successful in specific applications. A key feature in our selling effort is the relationship we establish at various levels in our customers' organization. Our sales team maintains contact with key individuals who have service planning and infrastructure buildout responsibility.


      VALUE-ADDED RESELLERS. We plan to complement our direct sales effort in the United States through the addition of a small number of highly focused value-added resellers. Our arrangements with value-added resellers typically have been non-exclusive and provide the value-added reseller with discounts based upon the volume of their orders.



      ORIGINAL EQUIPMENT MANUFACTURER PARTNER. We have established a strategic distribution relationship with Ericsson. We believe that Ericsson has significant customer relationships in place and offers products which complement ours. Ericsson will provide the first level of support to its customers. Our agreement with Ericsson allows Ericsson to distribute our products on a worldwide, non-exclusive basis with discounts based upon the volume of orders received through Ericsson.


      INTERNATIONAL DISTRIBUTORS. In order to further our international sales objectives, we are establishing a number of country specific distributors. These distributors have expertise in deploying complex Internet infrastructure equipment in their respective markets and provide the first level of support required by our international customers.

      As of March 31, 1999, we employed 30 people in our sales support and marketing organizations.

                          CUSTOMER SERVICE AND SUPPORT


      We believe that a broad range of support services is essential to the successful installation and ongoing support of the M40. We have hired support engineers with proven Internet experience. We offer services in the following areas: 24 hours a day, seven days a week technical assistance (on-line, telephone and on-site), professional services, educational services, logistics services and web-based information.



      We offer a variety of flexible and comprehensive support programs, including basic hardware and software warranty services, next day onsite parts and labor, 24 hours a day, seven days a week same day parts and labor and on-site resident engineers. We deliver these services directly to major end users and also utilize a two-tiered support model, leveraging the capabilities of our partners and third party organizations. We also train our partners in the delivery of education and support services.


      Customer service and support provide front line product support and is the problem resolution interface to our partners and direct end users. If customer service and support are unable to resolve an issue themselves, they duplicate the problem scenario and provide the failure information, such as logs, dumps, traces and system configuration to appropriate subject matter experts in our engineering department.

      Based on the severity of the problem and the impact to our customers' network, there are strict escalation guidelines to ensure that the appropriate technical resource and management attention is brought to bear on the problem in a timeframe commensurate with problem priority. The overall goal is to fix the problem, at the appropriate level, in the right timeframe in order to ensure our customers' satisfaction.

      As of March 31, 1999, we employed 12 people in our customer service and support organization, with the majority located in our Mountain View, California corporate headquarters.

                            RESEARCH AND DEVELOPMENT

      We have assembled a team of skilled engineers with extensive experience in the fields of high end computing, network system design, Internet routing protocols and embedded software. These individuals have been drawn from leading computer data networking and telecommunications companies. In addition to building complex hardware and software systems, the engineering team has experience in delivering very large, highly integrated ASICs and extremely scalable Internet software.

      Our research and development department is organized into teams that work in parallel on several projects in a way similar to the development of successive generations of complex microprocessors. As a result, we will seek to offer our customers next generation products as they are needed.

      We believe that strong product development capabilities are essential to our strategy of enhancing our core technology, developing additional applications, incorporating that technology and maintaining the competitiveness of our product and service offerings. We are leveraging our first generation ASICs, developing additional network interfaces targeted to our customer applications and continuing to develop next generation technology to support the anticipated growth in network bandwidth requirements. We continue to expand the functionality of our JUNOS Internet Software to improve performance and scalability, and to provide an enhanced user interface.

      Our research and development process is driven by the availability of new technology, market demand and customer feedback. We have invested significant time and resources in creating a structured process for undertaking all product development projects. This process involves all functional groups and all levels within our company. Following an assessment of market demand, our research and development team develops a full set of comprehensive functional product specifications based on inputs from the product management and sales organizations. This process is designed to provide a framework for defining and addressing the steps, tasks and activities required to bring product concepts and development projects to market.

      As of March 31, 1999, we employed 114 people in our research and development group.


      Our research and development expenses totaled $6.2 million for the three months ended March 31, 1999, $24.0 million for the year ended December 31, 1998, $9.4 million for the year ended December 31, 1997 and $1.9 million for the period from February 2, 1996, the date of our inception, to December 31, 1996.


                                 MANUFACTURING

      Our manufacturing operation is entirely outsourced. We have developed a strategic relationship with Solectron, under which we have subcontracted our manufacturing activity. This subcontracting activity extends from prototypes to full production and includes activities such as material procurement, final assembly, test, control and shipment to our customers. We design, specify and monitor all of the tests that are required to meet internal and external quality standards. This arrangement provides us with the following benefits:


- we operate without dedicating any space to manufacturing operations;



- we conserve the working capital that would be required for funding inventory;



- we can adjust manufacturing volumes quickly to meet changes in demand; and



- we can quickly deliver products to customers through Solectron's turnkey manufacturing and drop shipment capabilities.


      Our ASICs are manufactured by IBM using its 0.25 micron process. IBM is responsible for all aspects of the production of the ASICs using our proprietary designs.

                                  COMPETITION

      Competition in the Internet infrastructure market is intense. This market has historically been dominated by Cisco with other companies such as Bay Networks and Ascend providing products to a smaller segment of the market. In addition, a number of private companies have announced plans for new products to address the same problems which our products address.


      In order to compete effectively in the Internet Infrastructure market, a company must deliver products which:



- provide extremely high network reliability;



- provide high performance interfaces and packet processing capabilities;



- scale easily and efficiently with minimum disruption to the network;



- interoperate with existing network designs and equipment vendors;



- reduce the complexity of the network by decreasing the need for overlapping equipment; and


- provide a cost-effective solution for service providers.


      For additional information on our competitors and the competitive risks faced by us, see "Risk Factors -- We face intense competition that could adversely affect our business."



                             INTELLECTUAL PROPERTY



      Our success and ability to compete are substantially dependent upon our internally developed technology and know how. We have two patents issued relating to high speed switching devices. These patents will expire in April 18, 2017 and December 16, 2016, respectively. In addition we have four patent applications pending in the United States relating to the design of the M40 and our future products. Our engineering teams have significant expertise in ASIC design and we own all rights to the design of the ASICs which form the core of the M40. Our JUNOS Internet Software was developed internally and is protected by United States and other copyright laws.



      While we rely on patent, copyright, trade secret and trademark law to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to our technology.



      Our success will depend upon our ability to obtain necessary intellectual property rights and protect our intellectual rights. For additional information regarding the risks associated with not successfully obtaining and protecting necessary intellectual property rights, see "Risk Factors -- Our business will be adversely affected if we are unable to protect our intellectual property rights from third-party challenges."



                               LEGAL PROCEEDINGS


      We are not subject to any material legal proceedings.

                                   EMPLOYEES


      As of March 31, 1999, we had 190 full-time employees, 114 of whom were engaged in research and development, 30 in sales and marketing, 12 in customer support and 34 in finance, administration and operations. None of our employees is represented by a labor union. We have not experienced any work stoppages and we consider our relations with our employees to be good.



      Our future performance depends in significant part upon the continued service of our key technical, sales and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of our key employees could have a material adverse effect on our business, financial condition and results of operations. Our future success also depends on our continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and there can be no assurance that we can retain our key personnel in the future.

                                   FACILITIES


      We sublease approximately 60,000 square feet in two buildings located in Mountain View, California. Approximately 33,000 square feet are subleased pursuant to a sublease that expires December 31, 2001, and approximately 27,000 square feet are subleased pursuant to a lease that expires June 30, 2000. See "Risk Factors -- If we fail to lease adequate additional space, our business could be seriously harmed."

                                   MANAGEMENT

                        EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages, as of March 31, 1999, are as follows:

NAME                                   AGE                          POSITION
----                                   ---                          --------
Scott Kriens.........................  41    President, Chief Executive Officer and Chairman of the
                                             Board
Pradeep Sindhu.......................  46    Chief Technical Officer and Vice Chairman of the Board
Joe Furgerson........................  40    Vice President of Marketing
Marcel Gani..........................  46    Chief Financial Officer
Steven Haley.........................  44    Vice President of Worldwide Sales and Service
Gary Heidenreich.....................  50    Vice President of Operations
Peter L. Wexler......................  43    Vice President of Engineering
William R. Hearst III(1).............  49    Director
Vinod Khosla(2)......................  44    Director
C. Richard Kramlich(1)...............  63    Director
William Stensrud(2)..................  48    Director

---------------

(1) Member of audit committee



(2) Member of compensation committee



      SCOTT KRIENS has served as President, Chief Executive Officer and Chairman of the board of directors of Juniper Networks since October 1996. From April 1986 to January 1996, Mr. Kriens served as Vice President of Sales and Vice President of Operations at StrataCom, Inc., a telecommunications equipment company, which he co-founded in 1986. Mr. Kriens received a B.A. in Economics from California State University, Hayward.



      PRADEEP SINDHU co-founded Juniper Networks in February 1996 and served as Chief Executive Officer and Chairman of the board of directors until September 1996. Since then, Dr. Sindhu has served as Vice Chairman of the board of directors and Chief Technical Officer of Juniper Networks. From September 1984 to February 1991, Dr. Sindhu worked as a Member of the Research Staff, and from March 1987 to February 1996, as the Principal Scientist, and from February 1994 to February 1996, as Distinguished Engineer at the Computer Science Lab, Xerox Corporation, Palo Alto Research Center, a technology research center. Dr. Sindhu holds a B.S.E.E. from the Indian Institute of Technology in Kanpur, an M.S.E.E. from the University of Hawaii and a Masters in Computer Science and Ph.D. in Computer Science from Carnegie-Mellon University.


      JOE FURGERSON joined Juniper Networks in January 1997. He served as our Director of Marketing from January 1997 to September 1998 and has served as our Vice President of Marketing since September 1998. From April 1994 to December 1996, Mr. Furgerson served as Director of Product Marketing, Network Systems Division at 3Com Corporation, a data networking company. He holds a B.A. in Economics from Claremont Men's College and an M.B.A. from the Stanford Graduate School of Business.

      MARCEL GANI joined Juniper Networks as Chief Financial Officer in February 1997. From January 1996 to January 1997, Mr. Gani served as Vice President and Chief Financial Officer of NVIDIA Corporation, a 3D graphic processor company. Mr. Gani also held the positions of Vice President and Chief Financial Officer at Grand Junction Networks, a data networking company acquired by Cisco Systems, Inc., from March 1995 to January 1996, and at Primary Access Corporation, a data networking company acquired by 3Com Corporation, from March 1993 to March 1995. Mr. Gani holds an M.B.A. from the University of Michigan.

      STEVEN HALEY joined Juniper Networks as Vice President of Worldwide Sales and Service in August 1997. Prior to joining Juniper Networks, Mr. Haley served as Vice President of Sales at Cisco Systems, Inc., a data networking company, from July 1996 to August 1997. From February 1990 to July 1996, he worked for StrataCom, Inc., serving in a variety of management roles from Managing Director, Europe to Vice President of Sales, Americas. He holds a B.S. in Marketing from the University of Massachusetts, Amherst.

      GARY HEIDENREICH joined Juniper Networks in July 1997 as Vice President of Operations. From August 1993 to July 1997, Mr. Heidenreich served as Vice President of Systems Manufacturing at 3Com Corporation. Mr. Heidenreich holds an M.B.A. from the University of Dallas and a B.S.I.E. from New Mexico State University.

      PETER L. WEXLER joined Juniper Networks as Vice President of Engineering in January 1997. From April 1995 to January 1997, Mr. Wexler served as Vice President of Engineering at Bay Networks, a data networking company. From April 1993 to April 1995, Mr. Wexler served as Director of High-End Platform Development at Wellfleet Communications, a predecessor to Bay Networks and a manufacturer of high-performance routers. He holds a B.S.E. from State University of New York at Stony Brook, an M.S.E. from the University of Illinois and an M.B.A. from Boston University.


      WILLIAM R. HEARST III has served as a Director of Juniper Networks since February 1996 and has served as a member of the audit committee since July 1998. Mr. Hearst has been a General Partner of Kleiner Perkins Caufield & Byers, a venture capital firm, since January 1995. From May 1995 to August 1996, he was the founding Chief Executive Officer of At Home Corporation, a data networking company and Internet service provider. Before joining Kleiner Perkins Caufield & Byers, Mr. Hearst was editor and publisher of the San Francisco Examiner, a news publication, for eleven years. Mr. Hearst also serves on the boards of At Home Corporation, Hearst-Argyle Television and Com21, Inc. He is a fellow of the American Association for the Advancement of Science and a Trustee of the Carnegie Institute of Washington and the California Academy of Sciences. Mr. Hearst holds an A.B. degree in Mathematics from Harvard University.



      VINOD KHOSLA has served a Director of Juniper Networks since February 1996 and has served as a member of the compensation committee since July 1998. Mr. Khosla has been a General Partner with the venture capital firm of Kleiner Perkins Caufield & Byers from February 1986 to the present. Mr. Khosla was a co-founder of Daisy Systems Corporation, an electronic design automation company, and the founding Chief Executive Officer of Sun Microsystems, Inc., a computer and data networking company. Mr. Khosla also serves on the boards of Asera, Cerent, Concentric Network Corporation, Corio Inc., Corvis Corporation, Excite Inc., Siara Systems and QWEST Communications International Inc., as well as several other private companies. Mr. Khosla holds a B.S.E.E. from the Indian Institute of Technology in New Delhi, an M.S.E. from Carnegie-Mellon University, and an M.B.A. from the Stanford Graduate School of Business.



      C. RICHARD KRAMLICH has served as a Director of Juniper Networks since July 1996 and has been a member of the audit committee since July 1998. Mr. Kramlich is the co-founder and has been a General Partner of New Enterprise Associates, L.P., a venture capital fund, since 1978. He is a director of Healtheon Corporation, Ascend Communications, Inc., Com 21, Inc., Lumisys, Inc., Silicon Graphics, Inc. and Chalone Wire Group, Inc. Mr. Kramlich holds a B.A. from Northwestern University and an M.B.A. from Harvard Business School.



      WILLIAM STENSRUD has served as a Director of Juniper Networks since October 1996 and has served as a member of the compensation committee since July 1998. Mr. Stensrud has been a General Partner with the venture capital firm of Enterprise Partners from January 1997 to the present. Mr. Stensrud was an independent investor and turn-around executive from March 1996 to January 1997. During this period Mr. Stensrud served as President at Paradyne Corporation and as a director of Paradyne Corporation, GlobeSpan Corporation and Paradyne Partners LLP, all data networking companies. From January 1992 to July 1995, Mr. Stensrud served as President and Chief Executive Officer of Primary Access Corporation, a data networking company acquired by 3Com Corporation. From the acquisition through March 1996, Mr. Stensrud served as an executive at 3Com Corporation. From 1986 to 1992, Mr. Stensrud served as the Marketing Vice President of StrataCom, Inc., a telecommunications equipment company, which Mr. Stensrud co-founded. Mr. Stensrud also serves on the boards of Rhythms Corporation, Paradyne Corporation and GlobeSpan Corporation. He holds a B.S. degree in Electrical Engineering and Computer Science from Massachusetts Institute of Technology.

                               BOARD OF DIRECTORS


      Our board of directors currently consists of six authorized members. Upon completion of this offering, our certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, two of the nominees to the board of directors will be elected to one-year terms, two will be elected to two-year terms and two will be elected to three-year terms. Thereafter, directors will be elected for three-year terms. Messrs. Kriens and Stensrud have been designated Class I Directors, whose terms expire at the 2000 annual meeting of stockholders. Messrs. Khosla and Sindhu have been designated Class II Directors, whose terms expire at the 2001 annual meeting of stockholders. Messrs. Hearst and Kramlich have been designated Class III Directors, whose terms expire at the 2002 annual meeting of stockholders. This classification of the board of directors may delay or prevent a change in control of our company or in our management. See "Description of Capital Stock -- Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions."



      Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been elected and qualified. There are no family relationships among any of our directors, officers or key employees.


BOARD COMMITTEES


      We established an audit committee and a compensation committee in July 1998. The audit committee consists of Messrs. Hearst and Kramlich. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants.



      The compensation committee consists of Messrs. Khosla and Stensrud. The compensation committee reviews and recommends to the board of directors the compensation of all of our officers and directors, including stock compensation and loans and establishes and reviews general policies relating to the compensation and benefits of our employees.



COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION



      Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.


DIRECTOR COMPENSATION


      We do not currently compensate in cash our directors for their service as members of the board of directors, although they are reimbursed for certain expenses in connection with attendance at board of director and compensation committee meetings. Under our 1996 Stock Plan, nonemployee directors are eligible to receive stock option grants at the discretion of the board of directors or other administrator of the plan. For further information regarding the provisions of the 1996 Stock Plan, see "-- Incentive Stock Plans."


LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION


      Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:


- any breach of their duty of loyalty to the corporation or its stockholders;

- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- unlawful payments of dividends or unlawful stock repurchases or redemptions;
  or


- any transaction from which the director derived an improper personal benefit.



      The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.



      Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in their capacity as an officer, director, employee or other agent, regardless of whether the bylaws would permit indemnification.



      We have entered into agreements to indemnify our directors, executive officers and controller, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors, executive officers and controller for judgments, fines, settlement amounts and certain expenses, including attorneys' fees incurred by the director, executive officer or controller in any action or proceeding, including any action by or in the right of Juniper Networks, arising out of the person's services as a director, executive officer or controller of us, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.



      The limited liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.


      At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                             EXECUTIVE COMPENSATION


      SUMMARY COMPENSATION TABLE. The following table sets forth the compensation earned, awarded or paid for services rendered to us in all capacities for the fiscal year ended December 31, 1998, by our Chief Executive Officer and our four next most highly compensated executive officers who earned more than $100,000 in salary and bonus during the fiscal year ended December 31, 1998, whom we refer to in this prospectus collectively as the "Named Executive Officers":


                           SUMMARY COMPENSATION TABLE

                                                            LONG-TERM
                                                           COMPENSATION
                                                              AWARDS
                                                           ------------
                                    ANNUAL COMPENSATION     SECURITIES
                                    --------------------    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITIONS         SALARY      BONUS       OPTIONS       COMPENSATION
----------------------------        ---------   --------   ------------   ---------------
Scott Kriens......................  $170,000    $    --        1,245          $1,200(1)
  President and Chief Executive
  Officer
Steven Haley......................   150,000     69,039       38,130           1,133(1)
  Vice President of Worldwide
  Sales and Service
Pradeep Sindhu....................   140,225     25,000        1,785           1,004(1)
  Chief Technical Officer
Peter Wexler......................   150,000         --        1,020           1,133(1)
  Vice President of Engineering
Marcel Gani.......................   150,000         --          915           1,133(1)
  Chief Financial Officer

---------------

(1) Consists of premiums paid by us for term life insurance.

      OPTION GRANTS IN LAST FISCAL YEAR. The following table shows certain information regarding stock options granted to the Named Executive Officers during the fiscal year ended December 31, 1998. All of these stock options were granted under our 1996 Stock Plan and have a term of ten years, subject to earlier termination in the event the optionees' services to us cease. See
"-- Incentive Stock Plan" for a description of material terms of these stock options. See "Certain Transactions" for a description of the exercises of stock options granted to the Named Executive Officers under the 1996 Stock Plan. In accordance with the rules of the Securities and Exchange Commission, also shown below is the potential realizable value over the term of the option (the period from the grant date to the expiration date) based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These amounts are based on certain assumed rates of appreciation and do not represent our estimate of our future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of the common stock.


                       OPTION GRANTS IN LAST FISCAL YEAR


                                                                                    POTENTIAL REALIZABLE
                                                                                      VALUE AT ASSUMED
                       NUMBER OF    PERCENT OF TOTAL                                ANNUAL RATES OF STOCK
                       SECURITIES   OPTIONS GRANTED                                   APPRECIATION FOR
                       UNDERLYING     TO EMPLOYEES       EXERCISE                      OPTION TERM(3)
                        OPTIONS          DURING           PRICE       EXPIRATION   -----------------------
NAME                    GRANTED        PERIOD(1)       PER SHARE(2)      DATE          5%          10%
----                   ----------   ----------------   ------------   ----------   ----------   ----------
Scott Kriens.........     1,245(4)       0.035%           $1.67        8/16/08     $   42,537   $   68,964
Steven Haley.........    37,500(5)       1.076             0.83        5/13/08      1,312,714    2,108,713
                            630(4)       0.018             1.67        8/16/08         21,525       34,898
Pradeep Sindhu.......     1,785(6)       0.051             1.67        8/16/08         60,986       98,876
Peter Wexler.........     1,020(6)       0.029             1.67        8/16/08         34,849       56,501
Marcel Gani..........       915(4)       0.026             1.67        8/16/08         31,262       50,684


---------------


(1) Based on an aggregate of 3,512,480 options granted by us during the fiscal year ended December 31, 1998, to our employees, directors and consultants, including the Named Executive Officers.



(2) Options were granted at an exercise price equal to the fair market value of our common stock, as determined in good faith by our board of directors.



(3) The potential realizable value is calculated based on the ten year term of the option at its time of grant. It is calculated assuming that the assumed initial public offering price of $22.00 per share appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price.



(4) As of March 31, 1999, each of the options for Messrs. Kriens, Haley and Gani listed in the table under this note had been exercised, but the shares purchased are subject to repurchase by us at the original exercise price upon the optionee's cessation of services prior to vesting of the shares, which will be fully vested and no longer be subject to repurchase by us on August 16, 1999. See "Employment Agreements" for a description of accelerated vesting for Messrs. Kriens and Gani.



(5) As of March 31, 1999, the options for Mr. Haley listed in the table under this note had not been exercised, but the shares are subject to early exercise by Mr. Haley and are then subject to repurchase by us at the original exercise price upon Mr. Haley's cessation of service prior to vesting of such shares. The options for Mr. Haley under this note vested as to 25% on May 13, 1999, and the balance vests in a series of monthly installments over the next three years of service.



(6) As of March 31, 1999, none of the options for Messrs. Sindhu and Wexler listed in the table under this note had been exercised, but the shares are subject to early exercise by Messrs. Sindhu and Wexler and are then subject to repurchase by us at the original exercise price upon optionee's cessation of service prior to the vesting of such shares. These options shall fully vest and no longer be subject to repurchase by us on August 16, 1999.

      AGGREGATE OPTION EXERCISES AND OPTION VALUES. The following table sets forth information with respect to the Named Executive Officers concerning option exercises for the fiscal year ended December 31, 1998, and exercisable and unexercisable options held as of December 31, 1998:

     OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES


                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                        OPTIONS AT              IN-THE-MONEY OPTIONS AT
                         SHARES       VALUE          DECEMBER 31, 1998           DECEMBER 31, 1998(2)
                       ACQUIRED ON   REALIZED   ---------------------------   ---------------------------
NAME                    EXERCISE       (1)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                   -----------   --------   -----------   -------------   -----------   -------------
Scott Kriens.........     1,245(3)    $2,075          --           --          $     --       $     --
Pradeep Sindhu.......        --           --       1,785(4)        --            39,270             --
Marcel Gani..........       915(3)     1,525          --           --                --             --
Peter Wexler.........        --           --       1,020(4)        --            22,440             --
Steven Haley.........       630(3)     1,050      37,500(5)        --           825,000             --


---------------

(1) Based on the fair market value of our stock on the date of grant, as determined by our board of directors, minus the exercise price, multiplied by the number of shares issued upon exercise of the option.



(2) The value of in-the-money options is based on an assumed initial public offering price of $22.00 per share, the fair market value of our stock on December 31, 1998, minus the per share exercise price, multiplied by the number of shares underlying the option.



(3) As of March 31, 1999, each of the options for Messrs. Kriens, Haley and Gani listed in the table under this note had been exercised, but the shares purchased are subject to repurchase by us at the original exercise price upon the optionee's cessation of services prior to vesting of the shares, which shares shall be fully vested and no longer subject to repurchase by us on August 16, 1999. See "Employment Agreements" for a description of accelerated vesting for Messrs. Kriens and Gani.



(4) As of March 31, 1999, none of the options for Messrs. Sindhu and Wexler listed in the table under this note had been exercised, but the shares are subject to early exercise by Messrs. Sindhu and Wexler and are then subject to repurchase by us at the original exercise price upon optionee's cessation of service prior to the vesting of the shares. These options shall be fully vested and no longer subject to repurchase by us on August 16, 1999.



(5) As of March 31, 1999, these options had not been exercised, but the shares are subject to early exercise by Mr. Haley and are then subject to repurchase by us at the original exercise price upon Mr. Haley's cessation of service prior to vesting of such shares. As of May 13, 1999, 25% of these options were vested and the balance vests in a series of monthly installments over the following three years.


                             INCENTIVE STOCK PLANS

1996 STOCK PLAN, (AS AMENDED ON APRIL 19, 1999)


      Our 1996 Stock Plan, as amended on April 19, 1999, provides for the grant of incentive stock options to employees and nonstatutory stock options, or incentive stock options and stock purchase rights to employees, directors and consultants. A total of 19,187,500 shares of common stock have been reserved for issuance under the 1996 Stock Plan. An annual increase will be added on the first day of our fiscal year, beginning in 2000, equal to the lesser of:



- 3,000,000 shares;



- 5% of the outstanding shares on that date; or



- a lesser amount determined by the board of directors.

As of March 31, 1999, options to purchase 4,291,564 shares of common stock were outstanding and 4,813,669 shares available for future grant (including the 3,000,000 shares reserved for issuance on April 19, 1999).


      The compensation committee of the board of directors administers the 1996 Stock Plan and determines the terms of options granted, including the exercise price, the number of shares subject to individual option awards and the vesting period of the options. No employee may be granted options to purchase more than 1,000,000 shares in any fiscal year, except that in the initial year of employment, the limit is 2,000,000 shares. The exercise price of incentive stock option grants cannot be lower than 100% of the fair market value of the common stock on the date of grant and, in the case of incentive stock options granted to holders of more than 10% of our voting power, not less than 110% of the fair market value. The term of an incentive stock option cannot exceed ten years, and the term of an incentive stock option granted to a holder of more than 10% of our voting power cannot exceed five years. Stock purchase rights may be issued either alone, in addition to, or in tandem with other awards granted under the 1996 Stock Plan and/or cash awards made outside of the 1996 Stock Plan. Options and stock purchase rights granted under our 1996 Stock Plan generally become exercisable at the rate of 1/4 of the total number of shares subject to the option twelve months after the date of grant, and 1/48 of the shares subject to the option each month thereafter. Options not assumed or substituted by a successor corporation in the event we are acquired, will terminate on the closing date of the acquisition. The board of directors may amend, modify or terminate the 1996 Stock Plan at any time as long as such amendment, modification or termination does not impair the rights of plan participants with respect to outstanding options under the 1996 Stock Plan. Our 1996 Stock Plan will terminate in June 2006, unless terminated earlier by the board of directors.



1999 EMPLOYEE STOCK PURCHASE PLAN



      Our 1999 Employee Stock Purchase Plan was adopted in April 1999, and will be effective upon completion of this offering, subject to stockholder approval. The 1999 Employee Stock Purchase Plan provides our employees with an opportunity to purchase common stock of Juniper Networks through accumulated payroll deductions. A total of 500,000 shares of common stock have been reserved for issuance under the 1999 Employee Stock Purchase Plan, none of which had been issued as of March 31, 1999. An annual increase will be added on the first day of our fiscal year, beginning in 2000, equal to the lesser of:



- 500,000 shares;



- 1% of the outstanding shares on that date; or



- a lesser amount determined by the board of directors.



The 1999 Employee Stock Purchase Plan will be administered by our board of directors or by a committee appointed by the board of directors. The 1999 Employee Stock Purchase Plan will permit eligible employees to purchase common stock through payroll deductions of up to 10% of an employee's base compensation on each pay day during the offering period, provided that no employee may purchase more than 1,000 shares in any twelve-month period, and in no event may an employee purchase more than $25,000 worth of stock, determined at the fair market value of the shares at the time the option is granted, in one calendar year. Any employee employed by us on a given enrollment date is eligible to participate during that offering period, provided they remain employed by us for the duration of that offering period. Unless the board of directors or its committee determines otherwise, the 1999 Employee Stock Purchase Plan will be implemented in a series of offering periods, each approximately six months in duration; provided, however, that the first offering period will be approximately thirteen months in duration, ending on the last trading day on or before July 31, 2000. Offering periods will begin on the first trading day on or after August 1 and February 1 of each year and terminate on the last trading day in the period six months later. However, the first offering period shall commence on the date upon which the registration statement, of which this prospectus is a part, is declared effective by the Commission and terminate on the last trading day in the period ending July 31, 2000. In the event we are acquired, offering and purchase periods then in progress will be shortened and all options automatically exercised. The price at which common stock will be purchased under the 1999 Employee Stock Purchase Plan is equal to 85% of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. Employees may end their participation in the offering period at any time, and participation automatically ends on termination of employment. The board of directors may amend, modify or terminate the 1999 Employee Stock Purchase Plan at any time as long as the amendment, modification or termination does not impair vesting rights of plan participants. The 1999 Employee Stock Purchase Plan will terminate on April 18, 2009, unless terminated earlier in accordance with its provisions.


                                  401(k) PLAN


      In 1996, we adopted a Retirement Savings and Investment Plan, or 401(k) plan, covering our full-time employees located in the United States. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) plan by employees, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to the lesser of 20% of their annual compensation or the statutorily prescribed annual limit ($10,000 in 1998) and to have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan does not permit additional matching contributions to the 401(k) plan by us on behalf of participants in the 401(k) plan.


                             EMPLOYMENT AGREEMENTS


      We entered into a severance agreement with Mr. Kriens on October 1, 1996, which provides that he will be entitled to base compensation and benefit payments for a period of three months, in the event that his employment is terminated in connection with a change of control of Juniper Networks. Further, Mr. Kriens' restricted stock would be released from any repurchase option and his stock options would become vested and exercisable as to an additional amount equal to that amount which would have vested and become exercisable had Mr. Kriens remained employed for a period of 18 months following the change of control. If his employment continues following a change of control, his stock options will be vested and exercisable at a rate 1.5 times the rate otherwise set forth in the stock option agreement for a period of twelve months following the change of control. Under the employment agreement, Mr. Kriens is entitled to receive three months' base compensation and benefits, regardless of whether there is a change of control, in the event that his employment is involuntarily terminated. Upon involuntary termination, and regardless of whether there has been a change of control, Mr. Kriens' restricted stock and stock options would become immediately vested and exercisable as to an additional amount equal to the number of stock options which would have become vested and exercisable during the three-month period following the involuntary termination had Mr. Kriens remained employed with us.



      We entered into an employment agreement with Mr. Gani in February 1997, which provides that he will be entitled to receive base compensation and benefits for a period of three months, in the event of involuntary termination. In the event of a change of control at Juniper Networks, the vesting of Mr. Gani's stock options will accelerate as to that number of options equal to the number of shares that would vest over the next 30 months in accordance with our standard vesting schedule or the balance of his unvested stock, whichever amount is less.

                              CERTAIN TRANSACTIONS


     Since our inception in February 1996, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000, and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of these people had or will have a direct or indirect material interest other than compensation agreements and other arrangements, which are described where required in "Management," and the transactions described below.


TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND 5% STOCKHOLDERS

     COMMON STOCK. On February 26, 1996, we issued 2,250,000 shares of common stock at a price of $0.044 per share to Mr. Sindhu, one of our founders, executive officers and directors.


     On June 11, 1996, we issued the following shares of common stock at a price of $0.044 per share to the following purchasers, among others:


                                                              SHARES OF
PURCHASER                                                    COMMON STOCK
---------                                                    ------------
Kleiner, Perkins, Caufield & Byers VII.....................   5,493,749
KPCB VII Founders Fund.....................................     600,001
KPCB Information Sciences Zaibatsu Fund II.................     156,249

     Kleiner, Perkins, Caufield & Byers VII, KPCB VII Founders Fund and KPCB Information Sciences Zaibatsu Fund II are affiliated entities and together are considered a holder of more than 5% of our common stock. Messrs. Khosla and Hearst, two of our directors, are general partners of Kleiner, Perkins, Caufield & Byers VII, KPCB VII Founders Fund and KPCB Information Sciences Zaibatsu Fund
II. Messrs. Khosla and Hearst disclaim beneficial ownership of the securities held by such entities, except for their proportional interests in the entities.


     SERIES A PREFERRED STOCK. On June 11, 1996, we sold 1,743,751 shares of our Series A Preferred Stock for $1.00 per share. Each share of Series A Preferred Stock is convertible into 2.25 shares of common stock. The purchasers of the Series A Preferred Stock included, among others:


                                                             AS CONVERTED
                                             SHARES OF        SHARES OF
PURCHASER                                  SERIES A STOCK    COMMON STOCK
---------                                  --------------    ------------
Kleiner, Perkins, Caufield & Byers VII...    1,513,834        3,406,127
KPCB VII Founders Fund...................      165,333          371,999
KPCB Information Sciences Zaibatsu Fund
  II.....................................       43,056           96,876

     SERIES B PREFERRED STOCK. On August 5, 1996, November 8, 1996, and December 30, 1996, we sold a total of 3,333,334 shares, 484,683 shares, and 3,958 shares, respectively, of our Series B Preferred Stock for $2.40 per share. In addition, on December 16, 1996, and June 18, 1997, we granted warrants exercisable for 83,333 shares and 10,000 shares, respectively, of our Series B Preferred Stock at an exercise price of $2.40. Each share of Series B Preferred Stock is convertible into 2.25 shares of common stock. The purchasers of the Series B Preferred Stock included, among others:

                                                             AS CONVERTED
                                             SHARES OF        SHARES OF
PURCHASER                                  SERIES B STOCK    COMMON STOCK
---------                                  --------------    ------------
Kleiner, Perkins, Caufield & Byers VII...      304,688          685,548
KPCB Information Sciences Zaibatsu Fund
  II.....................................        7,812           17,577
New Enterprise Associates VI, Limited
  Partnership............................    1,214,583        2,732,812
NEA Presidents Fund, L.P. ...............       31,250           70,313
NEA Ventures 1996, L.P. .................        4,167            9,376
Kriens 1996 Trust U/T/A
  October 29, 1996.......................      364,683          820,537
Stensrud Family Trust U/T/A September 6,
  1993...................................      120,000          270,000


     New Enterprise Associates VI, Limited Partnership and NEA Presidents Fund, L.P. and NEA Ventures 1996, L.P. are affiliated entities and together are considered a holder of more than 5% of our common stock. Mr. Kramlich, one of our directors, is a partner of New Enterprise Associates VI, Limited Partnership and NEA Presidents Fund, L.P. and NEA Ventures 1996, L.P. Mr. Kramlich disclaims beneficial ownership of the securities held by these entities, except for his proportional interest in the entities. Mr. Kriens, one of our directors and executive officers and a holder of more than 5% of our common stock, is a trustee of the Kriens 1996 Trust U/T/A October 29, 1996. Mr. Stensrud, one of our directors, is a trustee of the Stensrud Family Trust U/T/A September 16, 1993.


     SERIES C PREFERRED STOCK. On July 1, 1997, and September 30, 1997, we sold 4,479,286 shares and 671,892 shares, respectively, of our Series C Preferred Stock for $8.93 per share. Each share of Series C Preferred Stock is convertible into 2.25 shares of common stock. The sale of Series C Preferred Stock included, among others, the sale of 783,875 shares of Series C Preferred Stock (1,763,718 shares as converted to common stock) to Ericsson Business Networks AB, which is a holder of more than 5% of our common stock.


     SERIES D AND D-1 PREFERRED STOCK. On March 16, 1999, we sold 500,000 shares of our Series D Preferred Stock and 2,580,000 shares of our Series D-1 Preferred Stock for $11.03 per share to Ericsson Business Networks AB.



     Each share of Series D Preferred Stock is convertible into one share of common stock. Each share of D-1 Preferred Stock is convertible into shares of common stock according to a conversion ratio obtained by dividing $11.03 by the then-effective Conversion Price, as defined in our certificate of incorporation. At the closing of this offering, the effective Conversion Price of the Series D-1 Preferred Stock shall be eighty-five percent (85%) of the initial public offering price; and therefore, each share of Series D-1 Preferred Stock is convertible into 0.58984 shares of common stock.


STOCK OPTION GRANTS TO CERTAIN DIRECTORS


     On October 9, 1996, we granted to William Stensrud, one of our directors, an option to purchase 45,000 shares of our common stock at $0.11 per share, which vests over four years with 1/8 of the total number of shares vesting after six months and the balance vesting in a series of monthly installments over the next 42 months of service thereafter.

INDEMNIFICATION


We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See "-- Limitation on Directors' Liability and Indemnification."



All future transactions, including any loans from us to our officers, directors, principal stockholders or affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS


      The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of March 31, 1999, and as adjusted to reflect the sale of common stock offered in this prospectus:



-each stockholder known by us to own beneficially more than 5% of our common stock, as explained in footnote (2) below;



-each of the Named Executive Officers;



-each of our directors;



-all of our directors and executive officers as a group; and


-all other selling stockholders.



                                                  SHARES OF                                 SHARES OF
                                                COMMON STOCK                              COMMON STOCK
                                             BENEFICIALLY OWNED                     BENEFICIALLY OWNED AFTER
                                           BEFORE SALE UNDER THIS                        SALE UNDER THIS
                                                PROSPECTUS(2)                           PROSPECTUS(2)(3)
                                           -----------------------    SHARES TO     -------------------------
                                             NUMBER     PERCENTAGE    BE SOLD(3)       NUMBER      PERCENTAGE
       OFFICERS AND DIRECTORS(1):          ----------   ----------   ------------   ------------   ----------
Scott Kriens(4)..........................   3,153,485       6.65%        --            3,153,485       6.38%
Steven Haley(5)..........................     375,630          *         --              375,630          *
Pradeep Sindhu(6)........................   2,251,785       4.75         --            2,251,785       4.56
Peter Wexler(7)..........................     676,020       1.43         --              676,020       1.37
Marcel Gani(8)...........................     417,165          *         --              417,165          *
William Hearst(9)........................  10,828,125       22.8         --           10,828,125       21.9
c/o Kleiner, Perkins, Caufield & Byers
  2750 Sand Hill Road
  Menlo Park, CA 94025
Vinod Khosla(10).........................  10,828,125       22.8         --           10,828,125       21.9
c/o Kleiner, Perkins, Caufield & Byers
  2750 Sand Hill Road
  Menlo Park, CA 94025
C. Richard Kramlich(11)..................   2,812,501       5.93         --            2,812,501       5.69
c/o New Enterprise Associates
  2490 Sand Hill Road
  Menlo Park, CA 94025
William R. Stensrud(12)..................     315,000          *         --              315,000          *
c/o Enterprise Partners
  7979 Ivanhoe Ave., Suite 550
  La Jolla, CA 92037
All directors and executive officers as a
  group (11 persons)(13).................  21,585,156       45.5         --           21,585,156       43.6
5% STOCKHOLDERS:
Kleiner, Perkins, Caufield & Byers
  2750 Sand Hill Road
  Menlo Park, CA 94025(14)...............  10,828,125       22.8         --           10,828,125       21.9
New Enterprise Associates
  2490 Sand Hill Road
  Menlo Park, CA 94025(15)...............   2,812,501       5.93         --            2,812,501       5.69
Ericsson Business Networks AB
  S-131 89 Stockholm
  Sweden(16).............................   3,785,505       7.99         --            3,785,505       7.66
SELLING STOCKHOLDERS:
Crosspoint Venture Partners 1996
  2925 Woodside Road
  Woodside, CA 94062(17).................   1,658,210       3.50      1,036,281          621,929       1.26
Nortel Networks Corporation
  8200 Dixie Road, Suite 100
  Brampton, Ontario, L6T 5P6
  Canada.................................   1,763,719       3.72      1,763,719          --              --


---------------
    * Less than 1% of the outstanding shares of common stock.

 (1) Unless otherwise indicated, the address of each listed stockholder is c/o Juniper Networks, Inc., 385 Ravendale Drive, Mountain View, California 94043.


 (2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 31, 1999, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned, subject to community property laws where applicable.



      The number and percentage of shares beneficially owned are based on the aggregate of (i) 47,400,209 shares of common stock outstanding as of March 31, 1999, assuming conversion of all outstanding shares of preferred stock into common stock, and (ii) 2,000,000 shares of common stock issued in this offering.


 (3) Assumes no exercise of underwriters' over-allotment option. Percentage ownership figures after the offering do not include shares that may be purchased by each person in the offering.


 (4) Includes 3,152,240 shares held in the name of the Kriens 1996 Trust of which Scott Kriens and his spouse are trustees. Includes 974,072 shares subject to our right of repurchase, as of March 31, 1999, which lapses over time.



 (5) Includes 20,000 shares held in the name of the Haley Family Foundation Trust and 30,000 shares held in the name of trusts for Mr. Haley's children. Includes 204,537 shares subject to our right of repurchase, as of March 31, 1999, which lapses over time and an option exercisable for 37,500 shares of which all 37,500 shares are exercisable within 60 days of March 31, 1999.


 (6) Includes 517,410 shares subject to our right of repurchase, as of March 31, 1999, which lapses over time. Includes 60,000 shares gifted to Mr. Sindhu's children pursuant to the California Uniform Transfer to Minors Act.


 (7) Includes 324,458 shares subject to our right of repurchase, as of March 31, 1999, which lapses over time and an option exercisable for 1,020 shares of which all 1,020 shares are exercisable within 60 days of March 31, 1999.



 (8) Includes 416,250 shares held in the name of the Gani 1995 Trust dated December 8, 1995, of which Mr. Gani and his spouse are trustees. Includes 243,494 shares subject to our right of repurchase, as of March 31, 1999, which lapses over time.


 (9) Comprised of 10,828,125 shares held by entities affiliated with Kleiner, Perkins, Caufield & Byers. Mr. Hearst is a general partner of Kleiner, Perkins, Caufield & Byers and is a director of Juniper. Mr. Hearst disclaims beneficial ownership of shares held by those entities, except to the extent of his proportional interest arising from his partnership interest in Kleiner, Perkins, Caufield & Byers.

(10) Comprised of 10,828,125 shares held by entities affiliated with Kleiner, Perkins, Caufield & Byers. Mr. Khosla is a general partner of Kleiner, Perkins, Caufield & Byers and is a director of Juniper. Mr. Khosla disclaims beneficial ownership of shares held by those entities, except to the extent of his proportional interest arising from his partnership interest in Kleiner, Perkins, Caufield & Byers.

(11) Comprised of 2,812,500 shares held by entities affiliated with New Enterprise Associates. Mr. Kramlich is a general partner of New Enterprise Associates and is a director of Juniper. Mr. Kramlich disclaims beneficial ownership of shares held by those entities, except to the extent of his proportional interest in New Enterprise Associates.

(12) Includes 270,000 shares held in the name of the Stensrud Family Trust U/T/A September 16, 1993, as community property. Includes 17,813 shares subject to our right of repurchase, as of March 31, 1999, which lapses over time.


(13) Includes all shares referenced in notes 4 through 12 above, except that the shares beneficially owned by Messrs. Hearst and Khosla are counted only once in this calculation. Includes 755,445 shares beneficially owned by two other executive officers, 39,195 of which are subject to options exercisable within 60 days of March 31, 1999.


(14) Includes (i) 9,585,423 shares held by Kleiner, Perkins, Caufield & Byers VII, (ii) 972,000 shares held by KPCB VII Founders Fund and (iii) 270,702 shares held by KPCB Information Sciences Zaibatsu Fund II.

(15) Includes (i) 2,732,812 shares held by New Enterprise Associates VI, Limited Partnership, (ii) 70,313 shares held by NEA Presidents Fund, L.P., and
     (iii) 9,376 shares held by NEA Ventures 1996, L.P.


(16) Includes 1,521,786 shares of common stock issuable upon conversion of 2,580,000 Series D-1 Preferred Stock at an assumed initial public offering price of $22.00 per share.



(17) Crosspoint Venture Partners 1996 has granted the underwriters the option to purchase their remaining 621,929 shares of stock to cover overallotments, if any.

                          DESCRIPTION OF CAPITAL STOCK

                                    GENERAL


      We are authorized to issue 200,000,000 shares of common stock, $0.00001 par value, and 10,000,000 shares of undesignated Preferred Stock, $0.00001 par value. The following description of our capital stock does not purport to be complete and is subject to and qualified by our certificate of incorporation and bylaws, which are included as exhibits to the Registration Statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.


                                  COMMON STOCK


      As of March 31, 1999, there were 47,400,209 shares of common stock outstanding, as adjusted to reflect the conversion of all outstanding shares of preferred stock into common stock, which were held of record by approximately 159 stockholders.



      The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of Juniper Networks, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.


                                PREFERRED STOCK


      The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. We cannot state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of Juniper Networks without further action by the stockholders. We have no present plans to issue any shares of preferred stock.


                                    WARRANTS


      At March 31, 1999, there were warrants outstanding to purchase a total of 93,333 shares of Series B Preferred Stock and 23,516 shares of Series C Preferred Stock. These warrants will remain outstanding after the completion of this offering and will become exercisable for an aggregate of 262,910 shares of common stock. Warrants exercisable for 22,500 shares of common stock will expire on June 23, 2002, unless earlier exercised, and warrants for the remaining 240,410 shares of common stock will expire on December 15, 2003, unless earlier exercised.


                              REGISTRATION RIGHTS


      The holders of 32,422,538 shares of common stock, as converted, and the holders of warrants to purchase 262,910 shares of common stock or their permitted transferees are entitled to certain rights with respect to registration of the shares under the Securities Act at any time after 180 days following the closing of this offering. Under the terms of the agreements between us and the holders of the registrable securities, by written consent of at least 40% of the registrable securities then outstanding, the holders may require on one occasion that we, at our expense, file a registration statement under the Securities Act, with respect to the registrable securities, provided that at least 20% of the registrable securities would be included in the proposed registration or the anticipated public offering price of the proposed registration would be at least $10,000,000. In addition, holders of registrable securities may, at any time twelve months after the closing of this offering and at their expense, require on three separate occasions that we register their shares for public resale on Form S-3 or similar short-form registration, provided that we are eligible to use Form S-3 or similar short-form registration, and provided further that the value of the securities to be registered is at least $5,000,000. Furthermore, in the event we elect to register any of our shares of common stock after this offering for purposes of effecting any public offering, the holders of registrable securities are entitled, at our expense, to include their shares of common stock in the registration, subject to the right of the underwriter to reduce the number of shares proposed to be registered in view of market conditions.


                     DELAWARE ANTI-TAKEOVER LAW AND CERTAIN
                          CHARTER AND BYLAW PROVISIONS


      Certain provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.



      We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.



      Our certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by the board of directors or certain of our officers. Our certificate of incorporation and bylaws also provide that, beginning upon the closing of this offering, our board of directors will be divided into three classes, with each class serving staggered three-year terms, and that certain amendments of the certificate of incorporation and of the bylaws require the approval of holders of at least 66 2/3% of the voting power of all outstanding stock. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Juniper Networks.


                          TRANSFER AGENT AND REGISTRAR


      The transfer agent and registrar for the common stock is Norwest Shareowner Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

      Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock.


      Upon completion of this offering, we will have outstanding 49,400,209 shares of common stock, assuming the issuance of 2,000,000 shares of common stock offered by us and no exercise of options after March 31, 1999, and assuming no exercise of the underwriters' over-allotment option. All of the 4,800,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act; provided, however, that if shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act, their sales of shares would be subject to certain limitations and restrictions that are described below.



      The remaining 44,600,209 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Of these shares, all 44,600,209 shares will be subject to "lock-up" agreements described below on the effective date of this offering. On the effective date of this offering, shares not subject to the lock-up agreements described below will not be eligible for sale pursuant to Rule 144(k). All of the directors and officers as well as stockholders collectively holding more than 99% of the outstanding common stock have entered into lock-up agreements with the underwriters that provide that the shares set forth in the table below will become eligible for sale on the dates set forth in the table below, subject in most cases to the limitations of Rule
144. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below.



                                         APPROXIMATE
                                       SHARES ELIGIBLE
RELEVANT DATES                         FOR FUTURE SALE                     COMMENT
--------------                         ---------------    ------------------------------------------
On effective date(1).................      4,800,000      Shares sold in this offering.
90 days after effective date(2)......              0      Shares saleable under Rule 144 and 701.
2 days after September 30, 1999
  quarterly results are
  released(3)........................      6,268,238      15% of shares subject to lock-up released;
                                                          shares saleable under Rules 144 and 701.
30 days after September 30, 1999
  quarterly results are released.....     10,433,476      Additional 25% of shares subject to
                                                          lock-up released; shares saleable under
                                                          Rules 144 and 701.
180 days after effective date........     22,699,597      All shares subject to lock-up released;
                                                          shares saleable under Rules 144 and 701.


---------------

(1) Assumes no exercise of underwriters' over-allotment option.



(2) Assumes effective date of June 22, 1999.



(3) Assumes quarterly results are released on October 25, 1999.



      As of March 31, 1999, there were a total of 4,291,564 shares of common stock subject to outstanding options under our 1996 Stock Plan, 137,026 of which were vested, and all of which are subject to lock-up agreements. Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 1996 Stock Plan, as amended, and 1999 Employee Stock Purchase Plan. On the date 180 days after the effective date of the offering, a total of 1,100,510 shares of common stock subject to outstanding options will be vested. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to the 1996 Stock Plan, as amended, and 1999 Employee Stock Purchase Plan generally would be available for resale in the public market.


      Our officers, directors and stockholders have agreed not to sell or otherwise dispose of any of their shares for the time periods described above. Goldman, Sachs & Co., however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

RULE 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:


- 1% of the number of shares of common stock then outstanding, which will equal approximately 494,000 shares immediately after this offering; or


- the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

      Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

RULE 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701

      In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

      The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirement.

                   WHERE YOU MAY FIND ADDITIONAL INFORMATION

      We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to Juniper Networks and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedule that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

      Upon completion of this offering, Juniper Networks will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance with the requirements of the Securities Exchange Act of 1934, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above.

                                 LEGAL MATTERS


      The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Brobeck Phleger & Harrison LLP, San Francisco, California. As of the date of this prospectus, WS Investment Company 96A and WS Investment Co. 96B, each an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, in addition to certain current individual members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially own an aggregate of 159,374 of Juniper Networks' common stock.


                                    EXPERTS

      Ernst & Young, LLP, independent auditors, have audited our consolidated financial statements at December 31, 1997 and 1998, for the period from February 2, 1996 (inception) to December 31, 1996, and for each of the two years in the period ended December 31, 1998, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given upon the authority of such firm as experts in accounting and auditing.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                             JUNIPER NETWORKS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........    F-2
Consolidated Balance Sheets.................................    F-3
Consolidated Statements of Operations.......................    F-4
Consolidated Statement of Stockholders' Equity..............    F-5
Consolidated Statements of Cash Flows.......................    F-6
Notes to Consolidated Financial Statements..................    F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Juniper Networks, Inc.

     We have audited the accompanying consolidated balance sheets of Juniper Networks, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from inception (February 2, 1996) to December 31, 1996 and for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Juniper Networks, Inc. at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for the period from inception (February 2, 1996) to December 31, 1996 and for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                      /s/ Ernst & Young LLP

Palo Alto, California
February 26, 1999

                             JUNIPER NETWORKS, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT STATED VALUE DATA)


                                                                                                    PRO FORMA
                                                                                                  STOCKHOLDERS'
                                                                 DECEMBER 31,        MARCH 31,      EQUITY AT
                                                             --------------------    ---------      MARCH 31,
                                                               1997        1998        1999           1999
                                                               ----        ----        ----       -------------
                                                                                            (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................................  $ 30,442    $ 20,098    $ 48,947
  Short-term investments...................................    15,785          --         502
  Accounts receivable......................................        --       8,056       8,618
  Prepaid expenses and other current assets................       543         680         845
                                                             --------    --------    --------
Total current assets.......................................    46,770      28,834      58,912
Property, equipment and purchased software, net............     3,315       7,702       8,078
Other assets...............................................       125         135         135
                                                             --------    --------    --------
Total assets...............................................  $ 50,210    $ 36,671    $ 67,125
                                                             ========    ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................  $    661    $  4,745    $  5,378
  Accrued warranty liability...............................        --         684       1,514
  Accrued milestone payment................................       423          --          --
  Accrued compensation and related liabilities.............       245       1,114       1,223
  Deferred revenue.........................................        --       5,639       7,858
  Current obligations under capital leases.................       750       2,220       1,183
                                                             --------    --------    --------
Total current liabilities..................................     2,079      14,402      17,156
Other long-term liabilities................................        --          43          48
Long-term obligations under capital leases.................     2,083       5,161       2,786
Commitments
Stockholders' equity:
  Convertible preferred stock, $0.00001 stated value,
    issuable in series: 10,859 shares authorized at
    December 31, 1997 and 1998, 14,039 shares authorized at
    March 31, 1999 (10,000 shares pro forma); 10,717 shares
    issued and outstanding at December 31, 1997 and 1998,
    and 13,797 shares issued and outstanding at March 31,
    1999 (none pro forma); aggregate liquidation preference
    of $90,889 at March 31, 1999 (none pro forma)..........        --          --                   $     --
  Common stock, $0.00001 stated value, 67,500 shares
    authorized at December 31, 1998, and 71,000 shares
    authorized at March 31, 1999 (200,000 pro forma);
    19,121, 20,577, and 21,265 issued and outstanding at
    December 31, 1997 and 1998 and March 31, 1999 (47,400
    pro forma).............................................        --          --          --             --
  Additional paid-in capital...............................    58,210      65,351     102,305        102,305
  Deferred stock compensation..............................        --      (5,153)     (5,362)        (5,362)
  Accumulated deficit......................................   (12,162)    (43,133)    (49,808)       (49,808)
                                                             --------    --------    --------       --------
Stockholders' equity.......................................    46,048      17,065      47,135       $ 47,135
                                                             --------    --------    --------       ========
                                                             $ 50,210    $ 36,671    $ 67,125
                                                             ========    ========    ========


                            See accompanying notes.

                             JUNIPER NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                               PERIOD FROM
                                INCEPTION                                 THREE MONTHS
                               (FEBRUARY 2,         YEAR ENDED               ENDED
                                 1996) TO          DECEMBER 31,            MARCH 31,
                               DECEMBER 31,    --------------------    ------------------
                                   1996          1997        1998       1998       1999
                               ------------      ----        ----       ----       ----
                                                                          (UNAUDITED)
Net revenues.................    $    --       $     --    $  3,807    $    --    $10,044
Cost of revenues.............         --             --       4,416         39      6,347
                                 -------       --------    --------    -------    -------
Gross profit (loss)..........         --             --        (609)       (39)     3,697
Operating expenses:
  Research and development...      1,850          9,406      23,987      3,497      6,181
  Sales and marketing........         --          1,149       4,216        519      2,603
  General and
     administrative..........         89          1,043       2,223        335        776
  Amortization of deferred
     stock compensation......         --             --       1,235         21        904
                                 -------       --------    --------    -------    -------
          Total operating
            expenses.........      1,939         11,598      31,661      4,372     10,464
                                 -------       --------    --------    -------    -------
Operating loss...............     (1,939)       (11,598)    (32,270)    (4,411)    (6,767)
Interest and other expense...         (1)          (325)       (657)      (104)      (231)
Interest income..............        141          1,560       1,956        610        323
                                 -------       --------    --------    -------    -------
Net loss.....................    $(1,799)      $(10,363)   $(30,971)   $(3,905)   $(6,675)
                                 =======       ========    ========    =======    =======
Basic and diluted net loss
  per share..................    $ (0.46)      $  (1.21)   $  (2.39)   $ (0.36)   $ (0.45)
                                 =======       ========    ========    =======    =======
Shares used in computing
  basic and diluted net loss
  per share..................      3,958          8,591      12,957     10,872     14,990
                                 =======       ========    ========    =======    =======
Pro forma basic and diluted
  net loss per share
  (unaudited)................                              $  (0.84)              $ (0.17)
                                                           ========               =======
Shares used in computing pro
  forma basic and diluted net
  loss per share
  (unaudited)................                                37,070                39,373
                                                           ========               =======

                            See accompanying notes.

                             JUNIPER NETWORKS, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                      CONVERTIBLE
                                    PREFERRED STOCK    COMMON STOCK     ADDITIONAL                                    TOTAL
                                    ---------------   ---------------    PAID-IN       DEFERRED     ACCUMULATED   STOCKHOLDERS'
                                    SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     COMPENSATION     DEFICIT        EQUITY
                                    ------   ------   ------   ------   ----------   ------------   -----------   -------------
  Issuance of common stock to
    founders......................     --      $--    4,050      $--     $      9      $    --       $     --       $      9
  Issuance of Series A preferred
    stock to investors, net of
    issuance costs................  1,744      --        --      --         1,738           --             --          1,738
  Issuance of common stock........     --      --     11,844     --           603           --             --            603
  Issuance of Series B preferred
    stock to investors, net of
    issuance costs................  3,818      --        --      --         9,157           --             --          9,157
  Issuance of Series B preferred
    stock in exchange for
    consulting services...........      4      --        --      --             9           --             --              9
  Issuance of warrants to purchase
    Series B preferred stock......     --      --        --      --            11           --             --             11
  Net loss........................     --      --        --      --            --           --         (1,799)        (1,799)
                                    ------     --     ------     --      --------      -------       --------       --------
Balance at December 31, 1996......  5,566      --     15,894     --        11,527           --         (1,799)         9,728
  Issuance of warrants to purchase
    Series B preferred stock......     --      --        --      --             1           --             --              1
  Issuance of Series C preferred
    stock to investors............  5,151      --        --      --        45,953           --             --         45,953
  Issuance of warrants to purchase
    Series C preferred stock......     --      --        --      --             3           --             --              3
  Issuance of common stock, net of
    repurchases...................     --      --     3,227      --           375           --             --            375
  Compensation expense related to
    stock options.................     --      --        --      --           351           --             --            351
  Net loss........................     --      --        --      --            --           --        (10,363)       (10,363)
                                    ------     --     ------     --      --------      -------       --------       --------
Balance at December 31, 1997......  10,717     --     19,121     --        58,210           --        (12,162)        46,048
  Exercise of stock options
    by employees, net of
    repurchases...................     --      --     1,456      --           753           --             --            753
  Deferred stock compensation.....     --      --        --      --         6,388       (6,388)            --             --
  Amortization of deferred stock
    compensation..................     --      --        --      --            --        1,235             --          1,235
  Net loss........................     --      --        --      --            --           --        (30,971)       (30,971)
                                    ------     --     ------     --      --------      -------       --------       --------
Balance at December 31, 1998......  10,717     --     20,577     --        65,351       (5,153)       (43,133)        17,065
  Issuance of Series D and D-1
    preferred stock to investors
    (unaudited)...................  3,080      --        --      --        33,948           --             --         33,948
  Exercise of stock options by
    employees (unaudited).........     --      --       558      --           656           --             --            656
  Issuance of common stock to
    employees (unaudited).........     --      --       130      --         1,237           --             --          1,237
  Deferred stock compensation
    (unaudited)...................     --      --        --      --         1,113       (1,113)            --             --
  Amortization of deferred stock
    compensation (unaudited)......     --      --        --      --            --          904             --            904
  Net loss (unaudited)............     --      --        --      --            --           --         (6,675)        (6,675)
                                    ------     --     ------     --      --------      -------       --------       --------
Balance at March 31, 1999
  (unaudited).....................  13,797     $--    21,265     $--     $102,305      $(5,362)      $(49,808)      $ 47,135
                                    ======     ==     ======     ==      ========      =======       ========       ========


                            See accompanying notes.

                             JUNIPER NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                         PERIOD FROM
                                          INCEPTION                             THREE MONTHS
                                        (FEBRUARY 2,        YEAR ENDED              ENDED
                                          1996) TO         DECEMBER 31,           MARCH 31,
                                        DECEMBER 31,    -------------------   -----------------
                                            1996          1997       1998      1998      1999
                                        -------------   --------   --------   -------   -------
                                                                                 (UNAUDITED)
OPERATING ACTIVITIES:
Net loss..............................     $(1,799)     $(10,363)  $(30,971)  $(3,905)  $(6,675)
Adjustments to reconcile net loss to
  net cash used in operating
  activities:
  Depreciation and lease
     amortization.....................          47           712      2,171       339     1,051
  Amortization of prepaid maintenance
     contracts........................          --           238        367         9       133
  Amortization of deferred stock
     compensation.....................          --           351      1,235        21       904
  Loss on disposal of property,
     equipment, and purchased
     software.........................          --            59         --        --        --
  Issuance of stock for consulting
     services.........................          18            21         30        --        --
  Issuance of warrants in connection
     with certain leasing
     arrangements.....................          28            14         --        --        --
  Changes in operating assets and
     liabilities:
     Accounts receivable..............          --            --     (8,056)       --      (562)
     Prepaid expenses and other
       current assets.................         (82)         (699)      (504)     (258)     (298)
     Other assets.....................         (49)         (104)       (10)      125        --
     Accounts payable and other
       current
       liabilities....................         172           489      4,084       306       633
     Accrued warranty liability.......          --            --        684        --       830
     Accrued milestone payment........          --           423       (423)     (423)       --
     Accrued compensation and related
       liabilities....................          --           245        869        86       109
     Deferred revenue.................          --            --      5,639        --     2,219
     Other long-term liabilities......          --            --         43        18         5
                                           -------      --------   --------   -------   -------
Net cash used in operating
activities............................      (1,665)       (8,614)   (24,842)   (3,682)   (1,651)
INVESTING ACTIVITIES:
Purchases of property, equipment, and
  purchased software..................        (864)       (3,110)    (6,531)   (1,011)   (1,422)
Purchases of short-term investments...      (5,870)      (20,715)    (3,501)     (118)     (502)
Maturities of short-term
  investments.........................          --        10,800     19,286     6,841        --
                                           -------      --------   --------   -------   -------
Net cash provided by (used in)
  investing activities................      (6,734)      (13,025)     9,254     5,712    (1,924)

                             JUNIPER NETWORKS, INC.

                                 (IN THOUSANDS)

                                         PERIOD FROM
                                          INCEPTION                             THREE MONTHS
                                        (FEBRUARY 2,        YEAR ENDED              ENDED
                                          1996) TO         DECEMBER 31,           MARCH 31,
                                        DECEMBER 31,    -------------------   -----------------
                                            1996          1997       1998      1998      1999
                                        -------------   --------   --------   -------   -------
                                                                                 (UNAUDITED)
FINANCING ACTIVITIES:
Proceeds from sale leaseback
  liabilities.........................         535         2,603      5,705       863        --
Payments on lease obligations.........         (25)         (439)    (1,157)     (258)   (3,412)
Proceeds from issuance of preferred
  stock...............................      10,895        45,953         --        --    33,948
Issuance of common stock..............         592           396        699        --     1,888
Repurchase of common stock............          --           (30)        (3)       (3)       --
                                           -------      --------   --------   -------   -------
Net cash provided by financing
  activities..........................      11,997        48,483      5,244       602    32,424
                                           -------      --------   --------   -------   -------
Net increase (decrease) in cash and
  cash equivalents....................       3,598        26,844    (10,344)    2,632    28,849
Cash and cash equivalents at beginning
  of period...........................          --         3,598     30,442    30,442    20,098
                                           -------      --------   --------   -------   -------
Cash and cash equivalents at end of
  period..............................     $ 3,598      $ 30,442   $ 20,098   $33,074   $48,947
                                           =======      ========   ========   =======   =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
Cash paid for interest................     $    --      $    210   $    592   $    96   $   138
                                           =======      ========   ========   =======   =======
SUPPLEMENTAL SCHEDULE OF NONCASH
  INVESTING AND FINANCING ACTIVITIES
Acquisition of property, equipment and
  purchased software under capital
  lease...............................     $   535      $  2,243   $  5,692   $   863   $    --
                                           =======      ========   ========   =======   =======
Deferred stock compensation...........     $    --      $     --   $  6,388   $    --   $ 1,113
                                           =======      ========   ========   =======   =======

                            See accompanying notes.

                             JUNIPER NETWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

      Juniper Networks, Inc. ("Juniper Networks") was incorporated in the state of California on February 2, 1996. Juniper Networks was reincorporated in the state of Delaware on March 15, 1998. Juniper Networks was established for the purpose of providing Internet infrastructure solutions to Internet service providers and other telecommunication service providers. Juniper Networks develops next generation Internet backbone routers.

      From inception, in February 1996, through September 1998, Juniper Networks' operating activities were primarily devoted to increasing research and development capabilities, designing ASICs, developing software, developing and testing the M40 and other products which are currently in development, staffing the administrative, marketing and sales organizations and establishing strategic relationships. Accordingly, Juniper Networks was classified as a development stage company through that date. Juniper Networks commenced product shipments in October 1998 and therefore emerged from the development stage.

INTERIM FINANCIAL INFORMATION

      The financial information at March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited but includes all adjustments, consisting only of normal recurring adjustments, that Juniper Networks considers necessary for a fair presentation of its financial position, operating results, and cash flows for the interim date and periods presented. Results for the three-month period ended March 31, 1999 are not necessarily indicative of results for the entire fiscal year or future periods.

PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of Juniper Networks and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

USE OF ESTIMATES

      The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

      Juniper Networks considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of commercial paper and money market accounts.

      Juniper classifies, at the date of acquisition, its marketable securities into available-for-sale categories in accordance with the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Currently, Juniper classifies its securities as available-for-sale which are reported at fair market value with the related unrealized gains and losses included in stockholders' equity. Unrealized gains and losses were not material for all periods presented. Realized gains and losses and declines in value of securities judged to be other than temporary are included in interest income. Interest and dividends on all securities are included in interest income.

CONCENTRATIONS

      Financial instruments that potentially subject Juniper Networks to concentrations of

                             JUNIPER NETWORKS, INC.

credit risk consist principally of investments in debt securities and trade receivables. Juniper Networks is exposed to credit risks in the event of default by the financial institutions or issuers of investments to the extent recorded on the balance sheet. Juniper Networks generally does not require collateral. For the year ended December 31, 1998, two customers, A and B, accounted for 78% and 22% of Juniper Networks' net revenues. For the three months ended March 31, 1999, three customers, A, C, and D, accounted for 40%, 15% and 16% of Juniper Networks' net revenues.

      Juniper Networks receives certain custom semiconductor chips from a sole supplier. Additionally, Juniper Networks relies on one hardware manufacturer for the production of its product. The inability of the supplier or manufacturer to fulfill supply requirements of Juniper Networks could negatively impact future results.

FAIR VALUE OF FINANCIAL INSTRUMENTS

      The fair value of Juniper Networks' short-term investments is based on quoted market prices. The carrying value of those investments approximates their fair value.

      The fair value of short-term and long-term capital lease obligations is estimated based on current interest rates available to Juniper Networks for debt instruments with similar terms, degrees of risk, and remaining maturities. The carrying values of these obligations approximate their respective fair values.

PROPERTY, EQUIPMENT AND PURCHASED SOFTWARE

      Property, equipment and purchased software, including equipment leased under capital leases, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the lesser of the estimated useful life, generally three to five years, or the lease term of the respective assets.

REVENUE RECOGNITION

      Juniper Networks generally recognizes product revenue at the time of shipment, assuming that collectibility is probable, unless Juniper Networks has future obligations for installation or has to obtain customer acceptance in which case revenue is deferred until these obligations are met. Revenue from service obligations is deferred and recognized on a straight-line basis over the contractual period. Amounts billed in excess of revenue recognized are included as deferred revenue in the accompanying consolidated balance sheets.

WARRANTY RESERVES

      Juniper Networks' product generally carries a one-year warranty that includes factory repair services as needed for replacement of parts. Estimated expenses for warranty obligations are accrued as revenue is recognized.

RESEARCH AND DEVELOPMENT

      Costs to develop Juniper Networks' products are expensed as incurred in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs," which establishes accounting and reporting standards for research and development.

COMPREHENSIVE INCOME

      Effective January 1, 1998, Juniper Networks adopted Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130). Juniper Networks has no components of other comprehensive income and accordingly the comprehensive loss is the same as net loss for all periods presented.

STOCK-BASED COMPENSATION

      Juniper Networks accounts for its stock options and equity awards in accordance with

                             JUNIPER NETWORKS, INC.

the provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and has elected to follow the "disclosure only" alternative prescribed by Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123).

NET LOSS PER SHARE

      Basic net loss per share and diluted net loss per share are presented in conformity with Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128), for all periods presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if they had been outstanding for all periods presented. To date, Juniper Networks has not had any issuances or grants for nominal consideration.


      In accordance with FAS 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less the weighted average number of shares of common stock issued to founders, investors and employees that are subject to repurchase (see Notes 5 and 6). Basic and diluted pro forma net loss per share, as presented in the consolidated statements of operations, has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance, using an assumed initial public offering price of $22.00 per share to calculate the conversion ratio for Series D1 convertible preferred stock.

                             JUNIPER NETWORKS, INC.

     The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per share (in thousands, except per share data):

                                       PERIOD FROM
                                        INCEPTION                                THREE MONTHS
                                    (FEBRUARY 2, 1996)       YEAR ENDED              ENDED
                                            TO              DECEMBER 31,           MARCH 31,
                                       DECEMBER 31,      -------------------   -----------------
                                           1996            1997       1998      1998      1999
                                    ------------------   --------   --------   -------   -------
                                                                                  (UNAUDITED)
Net loss..........................       $(1,799)        $(10,363)  $(30,971)  $(3,905)  $(6,675)
                                         =======         ========   ========   =======   =======
Basic and diluted:
  Weighted-average shares of
     common stock outstanding.....        11,030           18,623     19,691    19,096    20,921
  Less: weighted-average shares
     subject to repurchase........        (7,072)         (10,032)    (6,734)   (8,224)   (5,931)
                                         -------         --------   --------   -------   -------
  Weighted-average shares used in
     computing basic and diluted
     net loss per share...........         3,958            8,591     12,957    10,872    14,990
                                         =======         ========   ========   =======   =======
  Basic and diluted net loss per
     share........................       $ (0.46)        $  (1.21)  $  (2.39)  $ (0.36)  $ (0.45)
                                         =======         ========   ========   =======   =======
Pro forma:
  Net loss........................                                  $(30,971)            $(6,675)
                                                                    ========             =======
  Shares used above...............                                    12,957              14,990
  Pro forma adjustment to reflect
     weighted effect of assumed
     conversion of convertible
     preferred stock..............                                    24,113              24,383
                                                                    --------             -------
  Shares used in computing pro
     forma basic and diluted net
     loss per common share
     (unaudited)..................                                    37,070              39,373
                                                                    ========             =======
  Pro forma basic and diluted net
     loss per common share
     (unaudited)..................                                  $  (0.84)            $ (0.17)
                                                                    ========             =======

      Juniper Networks has excluded all convertible preferred stock, warrants for convertible preferred stock, outstanding stock options and shares subject to repurchase from the calculation of diluted loss per share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculations of diluted net loss per share were 10,810,000, 28,937,000, 33,923,000, 34,483,000 and 34,271,000 for the period from inception (February 2, 1996) through December 31, 1996 for the two years ended December 31, 1997 and 1998 and for the three months ended March 31, 1998 and 1999, respectively.

                             JUNIPER NETWORKS, INC.

UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY


      If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding will automatically be converted into common stock. Unaudited pro forma stockholders' equity at March 31, 1999, as adjusted for the assumed conversion of convertible preferred stock based on the shares of convertible preferred stock outstanding at March 31, 1999 at an assumed initial public offering price of $22 per share, is disclosed on the consolidated balance sheet. Series A, B and C preferred stock convert to common stock at a conversion rate of 2.25. Series D preferred stock converts to common stock at a conversion rate of 1. Series D-1 converts to common stock at a rate of .58984, assuming an initial offering price of $22 per share.


SEGMENT INFORMATION

      Effective January 1, 1998, Juniper Networks adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (FAS
131). FAS 131 changes the way companies report financial and descriptive information about reportable operating segments in annual financial statements and interim financial reports issued to stockholders. Juniper Networks operates solely in one segment, the development and marketing of Internet infrastructure equipment, and therefore there is no impact to Juniper Networks' consolidated financial statements due to the adoption of FAS 131.

RECENT ACCOUNTING PRONOUNCEMENTS

      In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. Juniper Networks adopted SOP 98-1 in January 1999, with no material impact on its consolidated financial position, results of operations, or cash flows.

      In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5). SOP 98-5, which is effective for fiscal years beginning after December 31, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires the costs of start-up activities and organization costs to be expensed as incurred. Juniper Networks adopted SOP 98-5 in January 1999, with no significant impact on consolidated operating results, financial position or cash flows.

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), which will be effective for the fiscal year ended December 31, 2000. This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. Juniper Networks has not evaluated the impact of FAS 133, however, it believes the adoption of FAS 133 will not have a material effect on the financial position, consolidated results of operations, or cash flows as Juniper Networks has not entered into any derivative contracts.

                             JUNIPER NETWORKS, INC.

2.  CASH EQUIVALENTS AND SHORT-TERM
    INVESTMENTS

     Cash equivalents and short-term investments consist of the following (in thousands):


                                                           DECEMBER 31,
                                                       --------------------     MARCH 31,
                                                         1997        1998         1999
                                                         ----        ----       ---------
                                                                               (UNAUDITED)
Money market funds...................................  $ 14,351    $  3,037     $ 48,814
Commercial paper.....................................    12,536      16,520          502
Government securities................................     9,205          --           --
Corporate debt securities............................     7,061          --           --
Certificates of deposit..............................     3,066          --           --
                                                       --------    --------     --------
Total available-for-sale investments.................    46,219      19,557       49,316
Less amounts classified as cash equivalents..........   (30,434)    (19,557)     (48,814)
                                                       --------    --------     --------
Total investments....................................  $ 15,785    $     --     $    502
                                                       ========    ========     ========


3.  PROPERTY, EQUIPMENT AND PURCHASED SOFTWARE

     Property, equipment and purchased software consist of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1997      1998
                                                               ----      ----
Computers and equipment.....................................  $2,242    $ 7,435
Purchased software..........................................   1,394      2,540
Furniture and fixtures......................................     424        594
                                                              ------    -------
Total.......................................................   4,060     10,569
Less accumulated depreciation and lease amortization........    (745)    (2,867)
                                                              ------    -------
Property, equipment and purchased software, net.............  $3,315    $ 7,702
                                                              ======    =======

4.  CAPITAL LEASE OBLIGATIONS

      Juniper Networks enters into various capital leases, including sale and leaseback transactions, to finance purchases of property, equipment and software. As of December 31, 1997 and 1998 and March 31, 1999, under various lease lines of credit, Juniper Networks had $4,861,000, $1,891,000, and $5,000,000 available for future purchases of property, equipment and software that expire through June 30, 1999. Under the terms of certain lease agreements, warrants to purchase the Company's preferred stock have been granted as described in Note 5. Capitalized costs of $2,778,000 and $8,470,000, and accumulated amortization of $690,000 and $905,000 are included in property and equipment at December 31, 1997 and 1998.

                             JUNIPER NETWORKS, INC.

     Future minimum payments under capital leases consist of the following (in thousands):

                                                                 AS OF
                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
1999........................................................     $2,974
2000........................................................      2,859
2001........................................................      2,449
2002........................................................        582
                                                                 ------
Total minimum lease payments................................      8,864
Less amount representing interest...........................     (1,483)
                                                                 ------
Present value of net minimum lease payments.................      7,381
Less current portion........................................     (2,220)
                                                                 ------
Long-term portion...........................................     $5,161
                                                                 ======

5.  STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK


                                                                 SHARES ISSUED
                                                              AND OUTSTANDING AT
                                                    ---------------------------------------
                                                          DECEMBER 31,
                                        SHARES      ------------------------     MARCH 31,
                                      AUTHORIZED       1997          1998          1999
                                      ----------       ----          ----        ---------
                                                                                (UNAUDITED)
Series A............................  1,743,751      1,743,751     1,743,751     1,743,751
Series B............................  3,915,308      3,821,975     3,821,975     3,821,975
Series C............................  5,200,000      5,151,178     5,151,178     5,151,178
Series D (unaudited)................    600,000             --            --       500,000
Series D-1 (unaudited)..............  2,580,000             --            --     2,580,000
                                      ----------    ----------    ----------    ----------
Total preferred stock...............  14,039,059    10,716,904    10,716,904    13,796,904
                                      ==========    ==========    ==========    ==========


      Holders of Juniper Networks' preferred stock are entitled to one vote for each share of common stock into which the preferred stock is convertible. Holders of Juniper Networks' preferred stock shall also be entitled to vote separately as a class with regard to customary protective provisions.


      The stockholders of Series A, B, and C preferred stock are entitled to annual noncumulative dividends per share of $0.05, $0.12, and $0.45 when and if declared by the board of directors. Under the terms of certain lease agreements, Juniper Networks is prohibited from declaring or paying any dividends on its capital stock. In the event of any voluntary or involuntary liquidation of Juniper Networks, Series A, B, and C stockholders are entitled to a liquidation preference per share of $1.00, $2.40, and $8.93 plus any declared but unpaid dividends, all in preference to the holders of the common stock. Upon the completion of this distribution, the holders of the common stock will receive any and all remaining assets of Juniper Networks.

                             JUNIPER NETWORKS, INC.

      The stockholders of Series A, B, and C preferred stock have the right at any time after the date of issuance to convert each of their shares into 2.25 shares of common stock, which equals the initial offering price per share of Series A, B, and C preferred stock of $1.00, $2.40 and $8.93, respectively, divided by $0.4444, $1.07, and $3.97. Each of these conversion rates is subject to adjustments for dilution. Each share of preferred stock shall be automatically converted into shares of common stock at the then effective conversion rate upon (a) the closing of the issuance of shares following the effectiveness of a registration statement under the Securities Act of 1933, pursuant to a firm commitment public offering of Juniper Networks' common stock at a price per share of not less than three times the applicable conversion price for the Series A and B preferred stock and at a price per share of not less than one-and-a-half times the then applicable conversion price for the Series C preferred stock, subject to adjustments for dilution, with aggregate proceeds in excess of $10,000,000 or (b) the affirmative vote of the holders of 66 2/3 of the then outstanding shares of preferred stock.



      See description of Series D and D-1 preferred stock in Note 10.


WARRANTS

     Juniper Networks periodically grants warrants in connection with certain lease arrangements. Juniper Networks had the following warrants to purchase shares of preferred stock outstanding at December 31, 1998 and March 31, 1999:


                                 PREFERRED    EXERCISE
                                   STOCK      PRICE PER        DATE         EXPIRATION OF
NUMBER OF SHARES                  SERIES        SHARE         ISSUED          WARRANTS
----------------                 ---------    ---------       ------        -------------
83,333.........................  Series B       $2.40      December 1996    December 2003
10,000.........................  Series B        2.40          June 1997        June 2002
23,516.........................  Series C        8.93          June 1997    December 2003
---------
116,849
---------
---------



     All of the outstanding warrants are exercisable immediately and will become exercisable for common stock at the then effective conversion rate if Juniper Networks completes an initial public offering of its common stock. The fair value of the warrants are amortized as interest expense over the life of the respective lease arrangements.


COMMON STOCK


      Juniper Networks is authorized to issue up to 71,000,000 shares of its common stock. At December 31, 1997 and 1998 and March 31, 1999, 19,121,347, 20,577,328, and 21,265,387 shares were issued and outstanding. Prior to the adoption of the 1996 Stock Option Plan (see Note 6), Juniper Networks issued shares of common stock to founders, investors, and employees. The shares issued to investors were fully vested upon purchase. Generally, shares issued to founders and employees were sold pursuant to restricted stock purchase agreements containing provisions established by the board of directors. These provisions give Juniper Networks the right to repurchase the shares at the original sales price. This right expires at the rate of 25% after one year and 2.0833% per month thereafter. At December 31, 1997 and 1998 and March 31, 1999, 2,564,063, 1,382,813, and 1,217,501 of these shares, issued outside of the 1996 Stock Option Plan, remained subject to repurchase. See Note 6 for shares subject to repurchase under the 1996 Stock Option Plan.

                             JUNIPER NETWORKS, INC.

     Juniper Networks effected a three-for-two stock split of its common stock on June 27, 1997 and October 2, 1998. All share and per share amounts have been adjusted to reflect the splits.

     Common stock reserved for future issuance consists of the following:

                                                              DECEMBER 31,     MARCH 31,
                                                                  1998           1999
                                                              ------------     ---------
                                                                              (UNAUDITED)
Common stock reserved for:
  Conversion of preferred stock.............................   24,113,034     26,134,820
  Conversion of preferred stock issuable on exercise of
     warrants...............................................      262,910        262,910
  Stock option plan.........................................    6,663,292      6,105,233
                                                               ----------     ----------
Total common stock reserved for future issuance.............   31,039,236     32,502,963
                                                               ==========     ==========

6.  STOCK OPTION PLAN


      Juniper Networks' 1996 Stock Option Plan (the "Plan") provides for the granting of incentive stock options to employees and nonstatutory stock options to employees, directors and consultants. Incentive stock options are granted at an exercise price of not less than the fair value per share of the common stock on the date of grant as determined by the board of directors. Nonstatutory stock options are granted at an exercise price of not less than 85% of the fair value per share on the date of grant as determined by the board of directors. Options granted to consultants are in consideration for the fair value of services previously rendered and are not contingent upon future events. No options have been granted to consultants to date. Vesting and exercise provisions are determined by the board of directors. Options granted under the Plan generally become exercisable over a four-year period beginning on the date of grant. Options granted under the Plan have a maximum term of ten years.

                             JUNIPER NETWORKS, INC.

     Option activity under the Plan is summarized as follows:


                                                         OUTSTANDING OPTIONS
                                            ----------------------------------------------
                                              NUMBER       PRICE PER      WEIGHTED-AVERAGE
                                            OF SHARES        SHARE         EXERCISE PRICE
                                            ---------      ---------      ----------------
Options granted...........................   1,797,750    $0.11-$ 0.40         $ 0.22
                                            ----------
Balance at December 31, 1997..............   1,797,750     0.11-$ 0.40           0.22
Options granted...........................   3,512,480     0.53-$ 4.90           1.86
Options exercised.........................  (1,507,316)    0.11-$ 4.90           0.49
Options canceled..........................    (121,676)    0.11-$ 1.67           0.27
                                            ----------
Balance at December 31, 1998..............   3,681,238     0.11-$ 4.90           1.67
Options granted (unaudited)...............   1,242,900     8.80-$14.00          11.82
Options exercised (unaudited).............    (558,059)    0.11-$ 8.80           1.17
Options canceled (unaudited)..............     (74,515)    1.67-$14.00          10.27
                                            ----------
Balance at March 31, 1999 (unaudited).....   4,291,564     0.11-$14.00           4.53
                                            ==========



      The Plan also provides for the sale of shares of common stock to employees and consultants at the fair value per share of the common stock as determined by the board of directors. Shares issued to consultants are for the fair value of services previously rendered and are not contingent upon future events. Shares sold to employees are made pursuant to restricted stock purchase agreements containing provisions established by the board of directors. These provisions give Juniper Networks the right to repurchase the shares at the original sales price. This right expires at a rate determined by the board of directors, generally at the rate of 25% after one year and 2.0833% per month thereafter.


      During the period from inception (February 2, 1996) to December 31, 1996 and the year ended December 31, 1997, Juniper Networks issued 4,840,884 and 3,572,433 shares under the Plan. No shares were issued under the Plan in the year ended December 31, 1998 and the three month period ended March 31, 1999. At December 31, 1997 and 1998 and March 31, 1999, 6,340,994, 4,685,104, and
4,575,599 shares were subject to repurchase rights under the Plan. At December 31, 1997, 345,095 shares had been repurchased under the Plan. As of December 31, 1998 and March 31, 1999, 396,425 shares had been repurchased under the Plan.


      Juniper Networks has reserved 16,187,500 shares of common stock for issuance under the Plan. At December 31, 1998, 2,982,054 shares were available for future option grants or stock sales under the Plan. At March 31, 1999, 1,813,669 shares were available for future option grants or stock sales under the Plan.


      In 1997, Juniper Networks recorded compensation expense of $351,000 representing the difference between the deemed fair value and the exercise price of certain option grants made during the year.

      During the year ended December 31, 1998 and the three months ended March 31, 1999, in connection with the grant of certain stock options to employees, Juniper Networks recorded deferred stock compensation of $6,388,000 and $1,113,000 representing the difference between the exercise price and the deemed fair value of Juniper Networks' common stock on the date such stock options were granted. Such amount is included as a reduction of

                             JUNIPER NETWORKS, INC.

stockholders' equity and is being amortized by charges to operations on a graded vesting method. Juniper Networks recorded amortization of deferred stock compensation expense of $1,235,000 for the year ended December 31, 1998 and $904,000 for the three months ended March 31, 1999. At December 31, 1998 and March 31, 1999, Juniper Networks had a total of $5,153,000 and $5,362,000 remaining to be amortized over the corresponding vesting period of each respective option, generally four years. The amortization expense relates to options awarded to employees in all operating expense categories. This amount has not been separately allocated to these categories.

STOCK-BASED COMPENSATION

      The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock-based compensation plans. Because the exercise price of Juniper Networks' employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized.
      Pro forma information regarding net loss has been determined as if Juniper Networks had accounted for its employee stock options under the fair value method prescribed by FAS 123. The resulting effect on pro forma net loss disclosed is not likely to be representative of the effects on net (loss) on a pro forma basis in future years, due to subsequent years including additional grants and years of vesting.

     The fair value of each option granted through March 31, 1999 was estimated on the date of grant using the minimum value method with the following weighted-average assumptions:

                                  PERIOD FROM
                                   INCEPTION             YEAR ENDED           THREE MONTHS
                               (FEBRUARY 2, 1996)       DECEMBER 31,        ENDED MARCH 31,
                                TO DECEMBER 31,     --------------------  --------------------
                                      1996            1997       1998       1998       1999
                               ------------------   ---------  ---------  ---------  ---------
                                                                              (UNAUDITED)
Dividend yield...............       --                 --         --         --         --
Volatility factor............       --                 --         --         --         --
Risk-free interest rate......      6.20%              6.20%      5.23%      5.23%      5.23%
Expected life................    4.5 years          4.5 years  4.5 years  4.5 years  4.0 years
Weighted average fair value
  of options granted in the
  period.....................      $0.02              $0.03      $0.37      $0.37      $2.19

                             JUNIPER NETWORKS, INC.

     For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the options' vesting period. Pro forma information follows (in thousands, except share and per share amounts):


                                  PERIOD FROM
                                   INCEPTION                             THREE MONTHS
                                  (FEBRUARY 2,       YEAR ENDED              ENDED
                                    1996) TO        DECEMBER 31,         DECEMBER 31,
                                  DECEMBER 31,   -------------------   -----------------
                                      1996         1997       1998      1998      1999
                                  ------------   --------   --------   -------   -------
                                                                          (UNAUDITED)
Net Loss:
  As Reported...................    $(1,799)     $(10,363)  $(30,971)  $(3,905)  $(6,675)
  Pro Forma.....................     (1,805)      (10,403)   (31,143)   (3,922)   (6,849)
Basic and Diluted Net Loss Per
Share:
  As Reported...................      (0.46)        (1.21)     (2.39)    (0.36)    (0.45)
  Pro Forma.....................      (0.46)        (1.21)     (2.40)    (0.36)    (0.46)


7.  401(k) PLAN

      Juniper Networks maintains a savings and retirement plan under Section 401(k) of the Internal Revenue Code. All employees are eligible to participate on their first day of employment with Juniper Networks. Under the plan, employees may contribute up to 20% of their pretax salaries per year but not more than the statutory limits. Juniper Networks does not contribute to the plan.

8.  COMMITMENTS

      Juniper Networks leases its facilities under operating leases that expire in 2001. Rental expense for the period from inception (February 2, 1996) to December 31, 1996 and for the years ended December 31, 1997 and 1998, were $145,000, $529,000, and $937,000.

      Future minimum payments under the noncancellable operating leases consist of the following (in thousands):

                       DECEMBER 31,
                           1998
                       ------------
1999.................     $1,422
2000.................      1,071
2001.................        721
                          ------
Total minimum lease
  payments...........     $3,214
                          ======

      Juniper Networks has outstanding purchase order commitments for materials of approximately $2,442,000 at December 31, 1998 and $2,000,000 at March 31, 1999. Juniper Networks expects the purchase orders to be fulfilled in 1999. Of this amount, Juniper Networks has accrued approximately $295,000 and $160,000 of the outstanding commitments for obsolete inventory as of December 31, 1998 and March 31, 1999. These expenses are included within cost of revenue in the year ended December 31, 1998 and the three months ended March 31, 1999.

                             JUNIPER NETWORKS, INC.

9.  INCOME TAXES

     Due to operating losses and the inability to recognize the benefits therefrom, there is no provision for income taxes for the period from inception (February 2, 1996) to December 31, 1996, or for the years ended December 31, 1997, and 1998.

     Significant components of Juniper Networks' deferred tax assets as of December 31, 1997 and 1998 are as follows (in thousands):

                                                           DECEMBER 31,
                                                        -------------------
                                                         1997        1998
                                                         ----        ----
Deferred tax assets:
  Net operating loss carryforwards....................  $ 4,600    $ 13,470
  Research credit carryforwards.......................      600       1,490
  Deferred revenue....................................       --       2,700
  Other temporary differences.........................       --         390
                                                        -------    --------
Total deferred tax assets.............................    5,200      18,050
Valuation allowance...................................   (5,200)    (18,050)
                                                        -------    --------
Net deferred tax assets...............................  $    --    $     --
                                                        =======    ========

      FASB Statement No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes Juniper Networks' historical operating performance and the reported cumulative net losses in all prior years, Juniper Networks has provided a full valuation allowance against its net deferred tax assets.

      The net valuation allowance increased by $5,200,000 during the year ended December 31, 1997.

      At December 31, 1998, Juniper Networks had net operating loss carryforwards for federal and California tax purposes of approximately $34,000,000 and $33,000,000. Juniper Networks also had federal and state research and development tax credit carryforwards of approximately $950,000 and $815,000. The net operating loss and tax credit carryforwards will expire at various dates beginning in 2004, if not utilized.

      Utilization of net operating loss and credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating loss and credit carryforwards before utilization.

10.  EVENTS SUBSEQUENT TO DATE OF AUDITOR'S REPORT


1999 EMPLOYEE STOCK PURCHASE PLAN



      In April 1999, the board of directors approved the adoption of Juniper Networks' 1999 Employee Stock Purchase Plan (the "purchase plan"). A total of 500,000 shares of common stock have been reserved for issuance under the 1999 purchase plan, plus, commencing on January 1, 2000, annual increases equal to the lesser of 500,000 shares, 1% of the outstanding common shares on such date or a lesser amount determined by the board of directors. The 1999 purchase plan permits eligible employees to acquire shares of Juniper Networks' common stock through periodic payroll deductions of up to 10% of base compensation. No more than 1,000 shares may be purchased by each employee in any

                             JUNIPER NETWORKS, INC.

twelve month period, and in no event, may an employee purchase more than $25,000 worth of stock, determined at the fair market value of the shares at the time such option is granted, in one calendar year. The purchase plan will be implemented in a series of offering periods, each approximately six months in duration; provided, however, that the first offering period will be approximately thirteen months in duration, ending on the last trading day on or before July 31, 2000. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of Juniper Network's common stock on the first day of the applicable offering period or on the last day of the respective purchase period. The initial offering period will commence on the effectiveness of the initial public offering and will end on July 31, 2000.



ISSUANCE OF SERIES D AND D-1 CONVERTIBLE PREFERRED STOCK



      In March 1999, Juniper Network's board of directors approved an increase in the authorized number of shares of preferred stock to 14,039,059 shares.



      In March 1999, the Company issued 500,000 shares of Series D preferred stock and 2,580,000 shares of Series D-1 preferred stock at $11.03 per share, resulting in cash proceeds of $33,972,400.



      Holders of Juniper Networks' Series D and D-1 preferred stock are entitled to one vote for each share of common stock into which the preferred stock is convertible. Holders of Juniper Networks' preferred stock shall also be entitled to vote separately as a class with regard to customary protective provisions.



      The holders of Series D and D-1 preferred stock are entitled to annual noncumulative dividends per share of $0.55 per share when and if declared by the board of directors. In the event of any voluntary or involuntary liquidations of Juniper Networks, Series D and D-1 shareholders are entitled to a liquidation preference per share of $11.03 per share plus any declared but unpaid dividends, all in preference to the holders of the common stock. Upon the completion of this distribution, the holders of the common stock will receive any and all remaining assets of Juniper Networks.



      The holders of Series D and D-1 preferred stock have the right at any time after the date of issuance to convert each of their shares into a number of shares of common stock determined by dividing the initial offering price per share of the Series D and D-1 preferred stock by the conversion price, which is $11.03. This conversion rate is subject to adjustments for dilution. Each share of preferred stock shall be automatically converted into shares of common stock at the then effective conversion rate upon (a) the closing of the issuance of shares following the effectiveness of a registration statement under the Securities Act of 1933, pursuant to a firm commitment offering of Juniper Networks' common stock at a price per share of not less than three times the applicable conversion rate for the Series A and B preferred stock, a price per share of not less than one-and-a-half times the then applicable conversion rate for the Series C preferred stock, and a price per share of not less than one times the then applicable conversion rate for the Series D and D-1 preferred stock, subject to adjustments for dilution, with aggregate proceeds in excess of $10,000,000 or (b) the affirmative vote of the holders of 66 2/3 of the then outstanding shares of preferred stock.



      If within one hundred and eighty days of the original issue date of the Series D-1 preferred stock, Juniper Networks files a registration statement under the Securities Act of 1933 covering an underwritten initial public offering, the Series D-1 conversion rate will be modified to equal the original issue price per share of the Series D-1 preferred stock divided by 85% of the initial public offering price. If, between 180 days and one

                             JUNIPER NETWORKS, INC.

year from the original issue date of the Series D-1 preferred stock, Juniper Networks files a registration statement under the Securities Act of 1933 covering an underwritten initial public offering, the Series D-1 conversion rate will be modified to equal the original issue price per share of the Series D-1 preferred stock divided by 75% of the initial public offering price. If, between one year and fifteen months from the original issue date of the Series D-1 preferred stock, Juniper Networks files a registration statement under the Securities Act of 1933 covering an underwritten initial public offering, the Series D-1 conversion rate will be modified to equal the original issue price per share of the Series D-1 preferred stock divided by 65% of the initial public offering price. If Juniper Networks files a registration statement under the Securities Act of 1933 covering an underwritten initial public offering after 15 months from the original issue date of the Series D-1 preferred stock there will be no adjustment to the Series D-1 conversion rate.


AMENDMENT TO 1996 STOCK OPTION PLAN


      On April 19, 1999, the board of directors approved the following amendments to the 1996 Stock Option Plan:


      (i) The number of shares reserved for issuance under the Plan was increased by 3,000,000 to 19,187,500 shares.


      (ii) An annual increase to the Plan will be added on the first day of each fiscal year, beginning in 2000, equal to the lesser of (1) 3,000,000 shares, (2) 5% of the outstanding shares on that date, or (3) a lesser amount determined by the board of directors.

                                  UNDERWRITING

     Juniper Networks, the selling stockholders and the underwriters for this offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston Corporation, BancBoston Robertson Stephens Inc., and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated are the representatives of the underwriters.


                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
Goldman, Sachs & Co.........................................
Credit Suisse First Boston Corporation......................
BancBoston Robertson Stephens Inc...........................
Dain Rauscher Wessels, a division of Dain Rauscher
  Incorporated..............................................

                                                              ---------
  Total.....................................................  4,800,000
                                                              =========


                         ------------------------------


      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 98,071 shares from Juniper Networks and an option to buy an additional 621,929 shares from one of the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.



      The following table shows the per share and the underwriting discount to be paid to the underwriters by Juniper Networks and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 720,000 additional shares.


                              Paid by the Company

                       No Exercise    Full Exercise
                       -----------    -------------
Per Share............   $               $
Total................   $               $

                        Paid by the Selling Stockholders

                       No Exercise    Full Exercise
                       -----------    -------------
Per Share............   $               $
Total................   $               $

      Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to
certain other brokers or dealers at a discount of up to $     per share from the
initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.


      Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be negotiated among Juniper Networks and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Juniper Networks' historical performance, estimates of the business potential and earnings prospects of Juniper Networks, an assessment of Juniper Networks' management and the consideration of the above factors in relation to market valuation of companies in related businesses.

      Juniper Networks, the officers, the directors and the stockholders have agreed with the underwriters not to dispose of or hedge any of their shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except that (i) two (2) days after Juniper Networks publicly releases its operating results for the quarter ended September 30, 1999, fifteen percent (15%) of the total number of shares of common stock locked-up pursuant to lock-up agreements shall be released from the lock-up provisions on a pro rata basis for each stockholder subject to such lock-up agreements, and (ii) thirty (30) days after Juniper Networks releases its operating results for the quarter ended September 30, 1999, another twenty-five percent (25%) of the total number of shares of common stock locked-up pursuant to lock-up agreements shall be released from the lock-up provisions on a pro rata basis for each stockholder subject to such lock-up agreements. In addition, shares of common stock can be released with the prior written consent of Goldman, Sachs & Co. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.


      At the request of Juniper Networks, the underwriters have reserved at the initial public offering price up to eight percent of the shares of common stock for sale to directors, officers, employees, business associates and related persons of Juniper Networks. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.


      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

      The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

      The common stock will be quoted on the Nasdaq National Market under the symbol "JNPR."


      Juniper Networks estimates that the total expenses of the offering payable by us, excluding the underwriting discount, will be approximately $1,100,000.


      Juniper Networks and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                      APPENDIX -- DESCRIPTION OF GRAPHICS

PROSPECTUS COVER

Juniper Networks, Inc. Logo


INSIDE FRONT COVER

A diagram that shows the M40 providing the critical links in the Internet backbone to the fiber optic core of a Service Provider's Network. Four different links showing the M40 and other pictures are depicted with the tag lines as follows: 1) The hub of the diagram has the tag line "Controlling the Fiber-Optic Core"; "Connecting the Service Provider" and "Servers"; 2) "Concentrating Network Access," "Home" and "Business"; 3) "Managing Exploding Traffic Demands," "Cyber Cafe," "ATM" and "Cellular"; 4) "Differentiated Services for Multimedia Applications," and "Multimedia Web Pages,"; 5) At the bottom of the page is the text "Juniper Networks M40 Internet backbone routers are linking users and applications across the new public network."


PAGE 33

Diagram showing areas of bottleneck when packet/cell switching and fiber optic technologies are deployed together. The left side of the diagram is labeled "Electronic Packet/Cell Switching" above pictures of computers. To the right of the diagram is the text "Electronic Packet/Cell Switching" above pictures of servers which are labeled "Servers." Between these pictures are links labeled "Fiber Optic Core" and the text "Bottleneck" at the edges of the Fiber Optic Core links.


PAGE 36

Diagram showing a typical architecture for a service provider's network backbone, including the placement of network routes, switches and access concentration points. Diagram contains the text "Enterprise Routers," "DS3," "DS1," "DS0," "OC-12," "OC-3," "ATM," "OC-12 ATM or OC-12 SONET or OC-48
SONET," "Core Backbone," "Intra-POP," "Access," "Router," "Switch" and "Access Concentration Point."


PAGE 38

Diagram showing traffic path between router points labeled "San Francisco" and "New York." Below the diagram is a legend of icons in the diagram which are labeled "Shortest path," "Traffic Engineered Path" and "Router."

PAGE 41

Diagram showing the JUNOS Routing Engine with the text "Forwarding Table" contained in the diagram. Also includes a diagram below this diagram of the Packet Forwarding Engine containing the text "Forwarding Table," "Internet Processor," "Memory-based Switch Fabric" and "I/O Card."

PAGE 43

Picture of our M40 Internet backbone router together with a data table of rack configuration information. The data table includes the following configuration data:

  Interface                   Ports Per M40         Ports per 7ft. Rack
------------------------------------------------------------------------
OC-48 STM-16 SONET/SDH              8                      16
------------------------------------------------------------------------
OC-12/STM-4 ATM                    32                      64
------------------------------------------------------------------------
OC-12/STM-4 SONET/SDH              32                      64
------------------------------------------------------------------------
OC-3/STM-1 ATM                     64                     128
------------------------------------------------------------------------
OC-3/STM-1 SONET/SDH              128                     256
------------------------------------------------------------------------
DS3                               128                     256
------------------------------------------------------------------------
Gigabit Ethernet                   32                      64


INSIDE BACK COVER

A hub and spoke diagram showing a photograph of our M40 Internet backbone with the three critical ASIC components of the M40. Surrounding the photo of the M40 is the following text listed in counter clockwise order starting from the top:
1) "Purpose-built wire speed system for scaling the new public network growth";
2) "Using the IP infrastructure to manage our business of delivering the new public network"; 3) "Services for customers to harness technology for competitive advantage"; 4) "creating the fiber optic new public network with greater bandwidth and richer services"; and 5) "JUNOS Internet Software for traffic engineering, network optimization and control." Also includes a diagram on the lower left hand portion showing the JUNOS Routing Engine with the text "Forwarding Table" contained in the diagram. To the right of this diagram is the text "Routing Engine uses knowledge of network to construct a forwarding table." Also includes a diagram below this diagram of the Packet Forwarding Engine containing the text "Forwarding Table," "Internet Processor," "Memory-based Switch Fabric" and "I/O Card." To the right of this diagram is the text "Packet Forwarding Engine (PFE) directs packets from an input interface to an output interface based on the forwarding table."


PROSPECTUS BACK COVER

Juniper Networks, Inc. Logo

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS


                                      PAGE
                                      ----
Prospectus Summary..................    3
Risk Factors........................    6
Note Regarding Forward-Looking
  Statements........................   18
How We Intend to Use the Proceeds
  from this Offering................   18
Dividend Policy.....................   18
Capitalization......................   19
Dilution............................   20
Selected Consolidated Financial
  Data..............................   22
Management's Discussion and Analysis
  Of Financial Condition and Results
  of Operations.....................   23
Business............................   32
Management..........................   49
Certain Transactions................   58
Principal and Selling
  Stockholders......................   61
Description of Capital Stock........   63
Shares Eligible for Future Sale.....   65
Where You May Find Additional
  Information.......................   67
Legal Matters.......................   67
Experts.............................   67
Index to Consolidated Financial
  Statements........................  F-1
Underwriting........................  U-1


     Through and including              , 1999 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                                4,800,000 Shares

                             JUNIPER NETWORKS, INC.
                                  Common Stock

                           -------------------------
                                 [Juniper logo]
                           -------------------------
                              GOLDMAN, SACHS & CO.

                           CREDIT SUISSE FIRST BOSTON

                                   BANCBOSTON

                               ROBERTSON STEPHENS

                             DAIN RAUSCHER WESSELS
 A DIVISION OF  DAIN RAUSCHER INCORPORATED

                      Representatives of the Underwriters

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee and the Nasdaq National Market listing fee. None of such expenses will be borne by selling stockholders.


                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
SEC registration fee........................................  $   19,460
NASD filing fee.............................................       7,500
Nasdaq National Market listing fee..........................       5,000
Printing and engraving expenses.............................     200,000
Legal fees and expenses.....................................     450,000
Accounting fees and expenses................................     250,000
Blue Sky qualification fees and expenses....................       3,000
Transfer Agent and Registrar fees...........................      10,000
Miscellaneous fees and expenses.............................      43,509
                                                              ----------
         Total..............................................  $1,100,000
                                                              ==========


---------------
 * To be supplied by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.


     Article Eighth of our amended and restated certificate of incorporation provides for the indemnification of directors and officers to the fullest extent permissible under Delaware law.



     Article VI of our bylaws provides for the indemnification of officers, directors and third parties acting on behalf of Juniper Networks if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.



     We have entered into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future. The indemnification agreements may require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors and officers (other than liabilities arising from willful misconduct of culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors and officers' insurance, if available on reasonable terms.


Reference is also made to Section 8 of the Underwriting Agreement contained in
Exhibit 1.1 hereto, indemnifying officers and directors of Juniper Networks against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since inception, we have issued unregistered securities to a limited number of persons as described below:


      1. On February 6, 1996, we sold 4,050,000 shares of our common stock for an aggregate purchase price of $8,910.00 to employees.



      2. On April 15, 1996 we sold 225,000 shares of our common stock for an aggregate purchase price of $2,002.50 to an employee.



      3. On June 12, 1996 we sold 450,000 shares of our common stock for an aggregate purchase price of $20,025.00 to an employee.


      4. From inception through March 31, 1999 (the most recent practicable date), we granted stock options and restricted stock purchase rights to purchase an aggregate of 14,966,447 shares of our common stock at prices ranging from $0.11 to $14.00 per share to employees, consultants and directors pursuant to our 1996 Stock Plan.

      5. From inception through March 31, 1999 (the most recent practicable date), we issued and sold an aggregate of 10,367,409 shares of our common stock to employees, consultants and directors for aggregate consideration of $2,022,816.00 pursuant to exercise of options granted under our 1996 Stock Plan.

      6. From inception through March 31, 1999, we issued an aggregate of 111,283 shares of our common stock under our 1996 Stock Plan to consultants in consideration for past services rendered for an aggregate value of $74,365.00.


      7. On June 11, 1996, we sold 1,743,751 shares of Series A Preferred Stock for $1.00 per share to the following investors for an aggregate purchase price of $1,743,751: Kleiner Perkins Caufield & Byers Fund VII, KPCB Information Sciences Zaibatsu Fund II, Kleiner Perkins Caufield & Byers VII and WS Investment Company 96A.



      8. On June 11, 1996, we sold 6,328,123 shares of Common Stock for $0.44 per share to the following investors for an aggregate purchase price of $281,249.90: Kleiner Perkins Caufield & Byers Fund VII, KPCB Information Sciences Zaibatsu Fund II, Kleiner Perkins Caufield & Byers VII and WS Investment Company 96A.



      9. On August 5, 1996 and November 8, 1996, we sold 3,818,017 shares of our Series B Preferred Stock for $2.40 per share to the following private investors for an aggregate purchase price of $9,163,240.80: Benchmark Capital Partners, L.P., Benchmark Founders' Fund, L.P., Crosspoint Venture Partners 1996, Institutional Venture Management VII, L.P., IVP Founders Fund, I, L.P., Institutional Venture Partners VI, L.P., KPCB Informational Sciences Zaibatsu Fund II, Kleiner Perkins Caufield & Byers VII, Kriens 1996 Trust U/T/A October 29, 1996, McQuillan Consulting Self-Empowered Profit Sharing Plan, NEA Presidents Fund L.P., NEA Ventures 1996, L.P., New Enterprise Associates VI, Limited Partnership, O'Brien Family Trust, U/T/A dated 7/1/92, Larry Sonsini, Stensud Family Trust U/T/A September 16, 1993 and WS Investment Company 96B.



     10. On December 16, 1996, in connection with an equipment lease, we issued a warrant to purchase 83,333 shares of our Series B Preferred Stock at an exercise price of $2.40 per share to Venture Lending & Leasing, Inc.



     11. On December 30, 1996, we issued 3,958 shares of Series B Preferred Stock at $2.40 per share to William Gunning and Florin Oprescu as consideration for past services rendered.

     12. On June 18, 1997, in connection with a lease agreement, we issued a warrant to purchase 10,000 shares of our Series B Preferred Stock at an exercise price of $2.40 per share to Excite @Home.



     13. On July 1, 1997 and September 30, 1997, we sold 5,151,178 shares of our Series C Preferred Stock at $8.93 per share to the following private investors for an aggregate purchase price of $46,000,020: 3Com Corporation, Anschutz Family Investment Company LLC, AT&T Venture Fund II, L.P., Crosspoint Venture Partners 1996, Ericsson Business Networks AB, Lucent Technologies, Inc., Newbridge Networks Corporation, Nortel Networks Corporation and UUNet Technologies, Inc.



     14. On September 30, 1997, in connection with an equipment lease, we issued a warrant to purchase 23,516 shares of our Series C Preferred Stock at an exercise price of $8.93 per share to Venture Lending & Leasing, Inc.



     15. On March 3, 1999, we issued 130,000 shares of common stock to an employee at an exercise price of $9.90 per share pursuant to a restricted stock purchase agreement.



     16. On March 16, 1999, we sold 500,000 shares of our Series D Preferred Stock and 2,580,000 shares of Series D-1 Preferred Stock both for $11.03 per share to Ericsson Business Networks AB for an aggregate purchase price of $33,972,400.


     For additional information concerning these equity investment transactions, reference is made to the information contained under the caption "Certain Transactions" in the form of prospectus included herein.

     Except as indicated above, none of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) INDEX TO EXHIBITS


EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
1.1       Form of Underwriting Agreement.
3.1**     Amended and Restated Certificate of Incorporation of the
          Registrant.
3.3**     Amended and Restated Bylaws of the Registrant.
4.1*      Form of Registrant's Common Stock certificate.
4.2**     Warrant to purchase shares of Series B Preferred Stock of
          the Registrant issued to Venture Lending & Leasing, Inc.
4.3**     Warrant to purchase shares of Series B Preferred Stock of
          the Registrant issued to At Home Corporation.
4.4**     Warrant to purchase shares of Series C Preferred Stock of
          the Registrant issued to Venture Lending & Lending, Inc.
4.5**     Warrant to purchase shares of Series C Preferred Stock of
          the Registrant issued to Venture Lending & Lending, Inc.

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
4.6**     Third Amended and Restated Registration Rights Agreement
          dated March 9, 1999.
5.1*      Opinion of Wilson Sonsini Goodrich & Rosati Professional
          Corporation.
10.1**    Form of Indemnification Agreement entered into by the
          Registrant with each of its directors and executive
          officers.
10.2**    Amended and Restated 1996 Stock Plan.
10.3**    1999 Employee Stock Purchase Plan.
10.4**    Sublease between Trident Microsystems, Inc. and the
          Registrant dated July 1, 1998.
10.5**    Sublease between At Home Corporation and the Registrant
          dated June 4, 1998.
10.6**    Severance Agreement between Scott Kriens and the Registrant dated October 1, 1996.
10.7**    Change of Control Agreement between Marcel Gani and the
          Registrant dated February 18, 1997.
10.8+**   Agreement for ASIC Design and Purchase of Products by and
          between IBM Microelectronics and the Registrant dated August
          26, 1997.
10.8.1+** Amendment One to Agreement for ASIC Design and Purchase of
          Products by and between IBM Microelectronics and the
          Registrant dated January 5, 1998.
10.8.2+** Amendment Two to Agreement for ASIC Design and Purchase of
          Products by and between IBM Microelectronics and the
          Registrant dated March 2, 1998.
10.9+**   Standard Manufacturing Agreement by and among Solectron
          California Corporation, Fine Pitch Technology Inc. and the
          Registrant dated June 10, 1998.
21.1*     Subsidiaries of Registrant
23.1      Consent of Ernst & Young LLP, independent auditors (see page
          II-6 of the Registration Statement).
23.2*     Consent of Counsel. Reference is made to Exhibit 5.1.
23.3      Consent of International Data Corporation
23.4      Consent of Ryan, Hankin Kent
24.1**    Power of Attorney (see page II-5).
27.1**    Financial Data Schedule.


---------------

* To be filed by amendment.

** Previously filed.

+ Confidential treatment requested as to certain portions of this exhibit.

     (B) FINANCIAL STATEMENT SCHEDULES

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     We hereby undertake to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of Juniper Networks in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     We hereby undertake that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1993, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MOUNTAIN VIEW, STATE OF CALIFORNIA, ON THE 4TH DAY OF JUNE, 1999.


                                          JUNIPER NETWORKS, INC.

                                          By                  *

                                            ------------------------------------
                                                        Scott Kriens
                                               President and Chief Executive
                                                           Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


                     SIGNATURE                                       TITLE                       DATE
                     ---------                                       -----                       ----
                         *                             President and Chief Executive          June 4, 1999
---------------------------------------------------      Officer and Chairman of the
                   Scott Kriens                          Board (Principal Executive
                                                         Officer)

                         *                             Chief Technical Officer and Vice       June 4, 1999
---------------------------------------------------      Chairman of the Board
                  Pradeep Sindhu

                  /s/ MARCEL GANI                      Chief Financial Officer                June 4, 1999
---------------------------------------------------      (Principal Financial and
                    Marcel Gani                          Accounting Officer)

                         *                             Director                               June 4, 1999
---------------------------------------------------
               William R. Hearst III

                         *                             Director                               June 4, 1999
---------------------------------------------------
                   Vinod Khosla

                         *                             Director                               June 4, 1999
---------------------------------------------------
                C. Richard Kramlich

                         *                             Director                               June 4, 1999
---------------------------------------------------
                 William Stensrud

               *By: /s/ MARCEL GANI                    Attorney-in-fact                       June 4, 1999
  ----------------------------------------------
                    Marcel Gani

                               INDEX TO EXHIBITS


   EXHIBIT
   NUMBER                       DESCRIPTION OF DOCUMENT
   -------                      -----------------------
  1.1         Form of Underwriting Agreement.
  3.1**       Amended and Restated Certificate of Incorporation of the
              Registrant.
  3.3**       Amended and Restated Bylaws of the Registrant.
  4.1*        Form of Registrant's Common Stock certificate.
  4.2**       Warrant to purchase shares of Series B Preferred Stock of
              the Registrant issued to Venture Lending & Leasing, Inc.
  4.3**       Warrant to purchase shares of Series B Preferred Stock of
              the Registrant issued to At Home Corporation.
  4.4**       Warrant to purchase shares of Series C Preferred Stock of
              the Registrant issued to Venture Lending & Lending, Inc.
  4.5**       Warrant to purchase shares of Series C Preferred Stock of
              the Registrant issued to Venture Lending & Lending, Inc.
  4.6**       Third Amended and Restated Registration Rights Agreement
              dated March 9, 1999.
  5.1*        Opinion of Wilson Sonsini Goodrich & Rosati Professional
              Corporation.
  10.1**      Form of Indemnification Agreement entered into by the
              Registrant with each of its directors and executive
              officers.
  10.2**      Amended and Restated 1996 Stock Plan.
  10.3**      1999 Employee Stock Purchase Plan.
  10.4**      Sublease between Trident Microsystems, Inc. and the
              Registrant dated July 1, 1998.
  10.5**      Sublease between At Home Corporation and the Registrant
              dated June 4, 1998.
  10.6**      Severance Agreement between Scott Kriens and the Registrant dated October 1, 1996.
  10.7**      Change of Control Agreement between Marcel Gani and the
              Registrant dated February 18, 1997.
  10.8+**     Agreement for ASIC Design and Purchase of Products by and
              between IBM Microelectronics and the Registrant dated August
              26, 1997.
  10.8.1+**   Amendment One to Agreement for ASIC Design and Purchase of
              Products by and between IBM Microelectronics and the
              Registrant dated January 5, 1998.
  10.8.2+**   Amendment Two to Agreement for ASIC Design and Purchase of
              Products by and between IBM Microelectronics and the
              Registrant dated March 2, 1998.
  10.9+**     Standard Manufacturing Agreement by and among Solectron
              California Corporation, Fine Pitch Technology Inc. and the
              Registrant dated June 10, 1998.
  21.1*       Subsidiaries of Registrant
  23.1        Consent of Ernst & Young LLP, independent auditors (see page
              II-6 of the Registration Statement).
  23.2*       Consent of Counsel. Reference is made to Exhibit 5.1.
  23.3        Consent of International Data Corporation
  23.4        Consent of Ryan, Hankin Kent
  24.1**      Power of Attorney (see page II-5).
  27.1**      Financial Data Schedule.


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* To be filed by amendment.

** Previously filed.

+ Confidential treatment requested as to certain portions of this exhibit.